Exhibit 99.1

QUARTERLY REPORT

(From January 1, 2018 to September 30, 2018)

THIS IS AN ENGLISH TRANSLATION OF THE QUARTERLY REPORT ORIGINALLY PREPARED IN THE KOREAN LANGUAGE (IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION). THIS ENGLISH TRANSLATION IS NOT OFFICIAL AND IS PROVIDED FOR INFORMATION PURPOSES ONLY.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON BOTH CONSOLIDATED AND NONCONSOLIDATED BASIS IN ACCORDANCE WITH THE KOREAN-INTERNATIONAL FINANCIAL REPORTING STANDARDS (K-IFRS) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

QUARTERLY REPORT

(From January 1, 2018 to September 30, 2018)

To:	Korean Financial Services Commission and Korea Exchange

/s/ Chang, In-Hwa
Chang, In-Hwa
President and Representative Director
POSCO

6261 Donghaean-ro (Goedong-dong), Pohang-si, Nam-gu, Gyungsangbuk-do, Korea

Telephone: +82-54-220-0114

/s/ Yoon, Duk-Il
Yoon, Duk-Il
Senior Vice President
POSCO

6261 Donghaean-ro (Goedong-dong), Pohang-si, Nam-gu, Gyungsangbuk-do, Korea

Telephone: +82-2-3457-0114

2

Attachment: Independent	Auditors’ Review Report

                          (Consolidated and Separate)

3

I. OVERVIEW

1. Scope of Business

A. POSCO (the “Company”, as of September, 2018)

Business

(1) To manufacture, market, promote, sell and distribute iron, steel and rolled products;

(2) To engage in harbor loading and unloading, transportation and warehousing businesses;

(3) To engage in the management of professional athletic organizations;

(4) To engage in the supply of gas and power generation as well as in the distribution business thereof and in the resources development business;

(5) To engage in leasing of real estate and distribution businesses;

(6) To engage in the supply of district heating business;

(7) To engage in marine transportation, processing and sales of minerals within or outside of Korea;

(8) To engage in educational service and other services related to business;

(9) To engage in manufacture, process and sale of non-ferrous metal;

(10) To engage in technology license sales and engineering business; and

(11) To engage in all other conducts, activities or businesses which are related, directly or indirectly, to the attainment and continuation of the foregoing purposes

B.	POSCO Business Group

(1) Name of the Business Group: POSCO

(2) Companies Belonging to the Business Group

POSCO, POSCO COATED & COLOR STEEL Co., Ltd., POSCO Daewoo Corporation, POSCO ICT, POSCO CHEMTECH, POSCO M-TECH, MegaAsset Co., Ltd., Busan E&E Co., Ltd., Suncheon Eco Trans Co., Ltd., SNNC, eNtoB Corporation, UITrans LRT Co. Ltd., POSMATE, POSCO Humans, POSCO ENGINEERING & CONSTRUCTION., LTD., POSCO Research Institute, POSCO A&C, Poscoene, POSCO Processing&Service, Pohang Scrap Recycling Distribution Center Co., Ltd., POSCO NIPPON STEEL RHF JOINT VENTURE CO., Ltd., POSCO-Terminal Co., Ltd., POSCO ENERGY CO., LTD., PSC Energy Global Co., Ltd., Gale International Korea, LLC, BLUE O&M Co., Ltd., POSCO Venture Capital Co., Ltd., POSCO ES MATERIALS, Pohang Special Welding Co., Ltd., POSCO MITSUBISHI CARBON TECHNOLOGY, POSPower CO., LTD., Songdo Posco family Housing, HOTEL LAONZENA, POSCO Group University, POSCO PLANTEC Co., Ltd., POSCO e&c Songdo International Building, POSCO Research & Technology, RISTec-Biz CO.,LTD., Pohang Techno Valley PFV Corporation, NB POSTECH, Inc.

4

(a) Changes in Companies Belonging to the Business Group

•	Inclusion of the Business Group: RISTec-Biz CO.,LTD. (January 1, 2018), Pohang Techno Valley PFV Corporation (January 1, 2018), NB POSTECH, Inc. (March 1, 2018)

•	Exclusion of the Business Group: POCA STEM Co., Ltd.(April 12, 2018)

(3) Related Laws and Regulations

The Korea Fair Trade Commission has designated POSCO as a company subject to the limitations on Cross Shareholding and Debt Guarantee for Affiliates under the Monopoly Regulation and Fair Trade Act (the “MRFTA”).

 Details

(a)	Prohibition on Cross Shareholdings (Article 9 (1) of the MRFTA)

(b)	Prohibition on Debt Guarantees for Affiliated Corporations (Article 10-2 of the MRFTA)

(c)	Prohibition on Shareholding of Venture Capitals for Subsidiaries (Article 9 (3) of the MRFTA)

(d)	Limitation of Voting Rights of Financial or Insurance Companies (Article 11 of the MRFTA)

(e)	Resolution of the Board of Directors and Publication on Large-Scale Intra-Group Transaction (Article11-2 of the MRFTA)

(f)	Disclosure of Important Facts such as Unlisted Shares (Article 11-3 of the MRFTA)

(g)	Disclosure of a corporate group (Article 11-4 of the MRFTA)

(h)	Report on Status of Shareholding (Article 13 of the MRFTA)

2. Business Organization

A. Highlights of the Company’s Business Organization

(1)	Location of the Headquarters: 6261 Donghaean-ro (Goedong-dong), Nam-gu, Pohang-si, Gyeongsangbuk -do, Korea

(2)	Steel Works and Offices

(a)	Pohang Steel Works: 6262 Donghaean-ro (Dongchon-dong), Nam-gu, Pohang-si, Gyeongsangbuk -do, Korea

(b)	Gwangyang Steel Works: 20-26 Pokposarang-gil (Kumho-dong), Gwangyang-si, Jeollanam -do, Korea

5

(c)	Seoul Office: POSCO Center, 440 Teheran-ro (Daechi-dong), Gangnam-gu, Seoul, Korea

(d)	Overseas Offices: For the purpose of supporting international business transactions, the Company operates six overseas offices as follows:

United Arab Emirates (Dubai), Iran(Teheran), European Union (Dusseldorf, Germany),

Brazil (Rio de Janeiro), Argentina (Jujuy), and Australia (Perth).

(3)	Major Changes in the Board of Directors (as of July 27, 2018)

(a)	Inside Director

•	New member : Choi, Jeong-Woo (CEO)

(b)	Representative Directors

•	Choi, Jeong-Woo (CEO), Oh, In-Hwan, and Chang, In-Hwa

(4)	Changes of the Major Shareholders of POSCO

(a)	National Pension Service holds the largest number of shares of POSCO.

(b)	Date of Disclosure: January 30, 2007

(For further reference, please refer to the public disclosures regarding the change of the major shareholders on January 30, 2007, July 27, 2007, January 29, 2008, July 25, 2008, January 21, 2009, March 2, 2009, July 22, 2009, October 9, 2009, January 26, 2010, July 20, 2010, January 28, 2011, July 22, 2011, January 31, 2012, August 1, 2012, February 1, 2013, August 1, 2013, January 14, 2014, January 23, 2014, July 29, 2014,January 23, 2015, August 5, 2015, January 6, 2016, January 26, 2016, March 15, 2016, April 12, 2016, July 4, 2016, July 5, 2016, July 21, 2016, October 7, 2016, October 11, 2016, January 10, 2017, April 10, 2017, July 12, 2017, October 13, 2017, January 10, 2018, April 11, 2018, July 9, 2018, October 10, 2018)

B. Merger, Acquisition and Handover of Businesses

(1)	Small scale merger of POSHIMETAL Co., Ltd into POSCO was completed on March 15, 2016

•	Date of merger : March 1, 2016

(2)	Small scale merger of POSCO Green Gas Technology into POSCO was completed on May 16, 2016

•	Date of merger : May 1, 2016

The purpose of both mergers is to enhance the shareholders’ value by increasing operational efficiency and creating synergies between businesses.

POSCO holds a 100% stake in POSHIMETAL Co., Ltd. and a 100% stake in POSCO Green Gas Technology. For both small scale mergers, the merger ratio is 1:0 and POSCO does not issue new shares. On the completion of mergers, POSCO remains as a surviving company.

6

C. Major Changes in Production Facilities

Refer to the ‘II. Business (5. Production and Facilities)’

3. Equity Capital

A. New Issuance of Registered Common Stock

There was no new issuance of registered common stock in the last five years.

B. Convertible Bonds

[None]

C. Bonds with Warrant

[None]

7

4. Other Information Regarding Shares

A. Total Number of Shares

(As of September 30, 2018)

Authorized Shares	Outstanding Shares
200,000,000	87,186,835

Currency of the Republic of Korea is Korean Won (“KRW”).

Par Value: KRW 5,000 per share

B. Treasury Stock Holding and Cancellation

(As of September 30, 2018)

Method of Purchase	Type	Beginning*	Increased	Decreased	Cancelled	Balance
Direct	Registered Common	7,187,231	—	1,528	—	7,185,703
Special Money Trust		—	—	—	—	—

Total		7,187,231	—	1,528	—	7,185,703

*	Beginning Balance: as of December 31, 2017

•	On January 19, 2018, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 70 treasury stocks was completed on January 22, 2018.

•	On April 17, 2018, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 1,198 treasury stocks was completed on April 20, 2018.

•	On August 20, 2018, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 260 treasury stocks was completed on August 23, 2018.

5. Voting Rights

(As of September 30, 2018)

Classification of Shares	Number of Shares	Remarks
(1) Number of Outstanding Shares	87,186,835	—
(2) Shares without Voting Rights *	7,185,703	*Treasury Stock 7,185,703 shares
(3) Shares with Voting Rights	80,001,132	—

8

6. Earnings and Dividend

(In millions of KRW)

	2018.3Q	2017	2016
(Consolidated) Net Profit	2,558,060	2,790,106	1,363,310
(Separate) Net Profit	2,240,126	2,545,685	1,785,046
Earnings per Share (Consolidated, KRW)	31,775	34,464	16,627
Cash Dividend Paid	400,003	639,991	639,978
Pay-out Ratio (Consolidated, %)	15.6	22.9	46.9
Dividend per Share (KRW)	5,000	8,000	8,000
Dividend Yield (%)	1.7	2.4	3.1

9

II. BUSINESS

1. Overview

A. Classification of Business

We classify our business into four segments;

Steel, Trading, Engineering & Construction, and Others.

B. Segment Results

	(In millions of KRW)

Category	2018.3Q		2017		2016
	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)
Steel	24,443,753	3,466,963	30,230,368	3,628,314	26,844,154	2,946,533
Trading	16,697,282	278,837	20,802,207	315,201	16,774,078	249,196
Engineering & Construction	4,932,367	325,875	6,886,606	414,988	6,768,348	(514,561)
Others	2,282,904	199,420	2,735,919	263,331	2,696,933	163,157

Total	48,356,306	4,271,095	60,655,100	4,621,834	53,083,513	2,844,325

2. Current Situation

1) Steel

A. Domestic Market Share

	(Millions of Tons, %)

Category	2018. 3Q		2017		2016
	Production	Market share	Production	Market share	Production	Market share
Crude Steel Production	54.2	100	71.1	100	68.6	100
POSCO	28.2	52.0	37.2	52.3	37.5	54.7
Others	26.0	48.0	33.9	47.7	31.1	45.3

Source: world steel association (www.worldsteel.org)

10

B. Characteristics of the Steel Market

The steel industry supplies materials to major industries such as the automobile, shipbuilding and electronic appliance industries.

C. Summary and Prospect of New Businesses

(1)	Establishment of the Steelworks in Brazil

(a)	Board of Directors resolved to invest a 20% interest in CSP Joint Venture established by POSCO, VALE S.A. and DONGKUK STEEL MILL CO., LTD. (May, 2011)

(b)	CSP Joint Venture entered into an Engineering Procurement Construction contract with POSCO E&C. (December, 2011)

(c)	Construction of a steelwork with an annual capacity of 3 million tons initiated. (September, 2012)

(d)	Build 4 pillars sustaining the furnace (March, 2014)

(e)	Receiving electrical power (July, 2015)

(f)	Production of slabs commenced (June, 2016)

(g)	Construction completed (August, 2016)

(2)	Establishment of a Continuous Galvanizing Line in Thailand

(a)	Approval of the Board of Directors (November, 2013)

(b)	Contract of the Site Sales (March, 2014)

(c)	Construction of a steelwork with an annual capacity of 0.45 million tons commenced (September, 2014)

(d)	Construction of Continuous Galvanizing Line completed (June, 2016)

(3)	Establishment of No.7 Continuous Galvanizing Line at Gwangyang Works

(a)	Board of Directors resolved to construct a Continuous Galvanizing Line at Gwangyang Works (December, 2014)

(b)	Construction of a steelwork with an annual capacity of 0.5 million tons commenced (September, 2015)

(c)	Construction of No.7 Continuous Galvanizing Line completed (April, 2017)

(4)	Increase capability of non-oriented electrical steel at Pohang Works

(a)	Board of Directors resolved to increase capability of non-oriented electrical steel at Pohang Works (May, 2015)

(b)	Construction of a steelwork with an annual capacity of 0.1 million tons commenced (March, 2016)

(c)	Construction completed (February, 2017)

11

(5)	Joint venture with Chongqing Iron and Steel (Group) Company Limited in China

(a)	Board of Directors resolved to invest in JV with Chongqing Iron and Steel (January, 2016)

(b)	Execution of JV Agreements (April, 2016) – Construction of Steel mills for 1) cold rolled steel products and 2) plated steel products (June, 2016)

(c)	Termination of JV Agreements (September, 2017)

(d)	Liquidation of Steel mills set off (November, 2017)

(e)	Completion of liquidation (June, 2018)

2) Trading

A. Market Share

	(Millions of Dollars)

Category	2018.3Q	2017.3Q	Growth rate
All Trading Companies in Korea	450,310	430,156	4.7%
POSCO Daewoo	5,807	5,356	8.4%

Source: Korea International Trade Association

B. Summary and Prospect of New Businesses

POSCO Daewoo and its subsidiaries engage in three major business segments; trading, oversea infra-project implementation and resource development. First, it engages in the trading of a wide range of products from steel, automotive and components, machinery and industrial electronics to non-ferrous metal, food resources, chemicals, commodities and textiles, with both local and international customers. Second, it also actively leads the implementation of overseas projects such as the EPC project and the independent power project (IPP) as a project organizer. Third, it has engaged in overseas resource development projects in oil, gas, mineral and food resources, Furthermore, POSCO Daewoo is actively expanding its business spectrum into manufacturing, logistics and real estates development for further growth.

3) Engineering & Construction

A. Summary and Prospect of New Businesses

POSCO E&C is one of the leading engineering and construction companies in Korea, primarily engaged in the planning, design and construction of industrial plants and architectural works and civil engineering projects. In particular, POSCO E&C has established itself as one of the premier engineering and construction companies in Korea through its strong and stable customer base and its cutting-edge technological expertise obtained from construction of advanced integrated steel plants, as well as participation in numerous modernization and rationalization projects at our Pohang Works and Gwangyang Works.

12

4) Others

A. POSCO ENERGY CO., LTD

POSCO ENERGY CO., LTD. (“POSCO ENERGY”) started its commercial operation in February, 1972 as the only privately-owned power plant in Korea. Since the early 90’s, POSCO ENERGY continuously remodeled and built additional power plants meeting the increased demand of electricity in Korea. POSCO ENERGY started its fuel cell business in 2007 and continuously develops, manufactures and provides the operation and management services for fuel cell plants.

B. POSCO ICT

POSCO ICT is established for the purpose of providing services in software development, data processing, and info-communications business. It has an expertise in IT and engineering, which was made in an effort to lead the trend of green growth and convergence. POSCO ICT has provided total solution to overseas existing steel mills and other solution systems through application of optimal information technology. Currently, POSCO ICT applies its developed ICT technology at Smart Factory by applying the industrial IoT and big data at industrial sites. Based on its key technologies, POSCO ICT has been putting efforts to enhance competitiveness of the industries, in areas such as smart factory, smart IT, energy, SOC (railroad/transportation), and environment. POSCO ICT will continue to support to strengthen the core business of POSCO Group and enhance its business competency globally.

C. POSCO CHEMTECH

POSCO CHEMTECH, specializes in manufacturing of refractories, lime used in steel manufacturing processes as well as a wide range of chemical and environmentally friendly products. POSCO CHEMTECH provides refractories to a wide range of industries including steel, cement, and glass companies. POSCO CHEMTECH is currently expanding its comprehensive chemical and carbon material business in the secondary cell, anode materials and needle coke graphites.

D. POSCO M-TECH

POSCO M-TECH is a specialized supplier of steel supplementary materials, including aluminum deoxidizers and steel products packagings. POSCO M-TECH makes its utmost efforts to stronghold its ground as a steel packaging and up-stream material-specialized company.

13

3. Key Products

A. Sales of Key Products

	(In hundred millions of KRW, %)

Business Area	Item	Specific Use	Total Sales	Ratio
Steel	Hot-rolled Product (HR)	Steel pipe, Shipbuilding, etc.	65,297	17.08
	Cold-rolled Product (CR)	Automobile , Home appliances, etc.	124,712	32.63
	Stainless Steel Products	Western tableware, etc.	78,168	20.45
	By-Product	Plates, Wire rods, etc.	114,062	29.84
	Gross Sum		382,239	100.00
	Deduction of Internal Trade		(137,801)

	Sub Total		244,438

Trading	Steel, Metal		230,763	79.99
	Chemical, Strategic Item, Energy		6,497	2.25
	Others		51,241	17.76
	Gross Sum		288,501	100.00
	Deduction of Internal Trade		(121,528)

	Sub Total		166,973

Engineering & Construction	Domestic Construction	Architecture	26,976	50.87
		Plant	7,392	13.94
		Civil Engineering	3,342	6.30
		Others	1,348	2.54
	Overseas Construction		6,104	11.51
	Owned Construction		5,488	10.35
	Others		2,376	4.49
	Gross Sum		53,025	100.00
	Deduction of Internal Trade		(3,701)

	Sub Total		49,324

Others	Electricity Sales, etc.		43,152
	Deduction of Internal Trade		(20,323)

	Sub Total		22,829

	Total Sum		483,563

14

B. Price Fluctuation Trend of Key Products

(In thousands of KRW/ Tons, KRW/kWh)

Business Area	Products	2018.3Q	2017	2016
Steel	Hot-rolled Product (HR)	701	641	510
	Cold-rolled Product (CR)	804	791	677
Others	Electric Power	98	93	86
	Lime	107	106	113

Figures for the Trade and Engineering & Construction businesses are not reflected on the table due to difficulties in measuring the price fluctuation trend.

[Steel]

(1)	Criteria for Calculation

(a)	Subjects for Calculation: unit prices of the standard hot-rolled product and cold-rolled product

(b)	Calculation Method and Unit: The average price of each product based on its total sales including the freight during the given period.

(2)	Factors of Price Fluctuations

The price for steel products has increased during the 2018 primarily due to an increase in the price of raw materials in the second half of 2017 as well as changing steel market condition of supply and demand in Korea and overseas countries.

[Others]

(1)	Criteria for Calculation

(a)	Electric Power = price of electric power/total amount of generated power

(b)	Lime: average sales price including shipping cost

15

4. Major Raw Materials

A. Current Status of Major Raw Materials

(In hundred millions of KRW)

Business Area	Type of Purchase	Item	Specific Use	Purchase Amount (Portion)	Remarks
Steel	Raw Materials	Materials for Iron-making,	Iron Ore for Blast Furnaces	74,526 (39.5%)	Iron Ore, Coal
		Sub-materials	Sub-materials for Iron-making, Steelmaking	52,173 (27.6%)	Iron Material, Alloy Iron, Non-ferrous Metal, Limestone, etc.
		Stainless Steel Materials	Key Materials for STS Production	44,848 (23.8%)	Nickel, Ferrochrome, STS Scrap Iron, etc.
		Others	Other Sub-materials	17,265 (9.1%)	—

Engineering & Construction	Raw Materials	Ready-mixed Concrete	Construction of Structure	1,552 (18.2%)
		Steel Reinforcement	Strengthening Concrete	1,514 (17.8%)
		Cable	Electricity Transfer	127 (1.5%)
		Steel Pile	Foundation of Structure	69 (0.8%)
		Others	Construction of Pipe and Structure etc.	5,257 (61.7%)

Others	Raw Materials	LNG	Material for Power Generation	8,426 (42.0%)
		Limestone	Production of Lime	709 (3.5%)
		Others	Engineering business etc.	10,940 (54.5%)

16

B. Price Fluctuation Trend of Major Raw Materials

(In thousands of KRW)

Business Area	Category	2018.3Q	2017	2016
Steel	Iron Ore(per ton)	75	81	68
	Coal(per ton)	220	246	133
	Scrap Iron(per ton)	397	344	262
	Nickel(per ton)	14,944	11,763	11,151
Engineering & Construction	Ready-mixed Concrete (per m3)	63	61	61
	Steel Pile (per m)	149	50	49
	Steel Reinforcement (per kg)	1.0	1.0	1.0
	Cable (per m)	1.0	1.0	1.0
Others	LNG (per ton)	746	661	592
	Lime (per ton)	19	19	20

17

[Steel]

Key Factors in Price Fluctuations

(1) Iron Ore	(In US Dollars/ Tons)

	’18.3Q	’18.2Q	’18.1Q	’17.4Q	’17.3Q	’17.2Q	’17.1Q	‘16 4Q	’16.3Q	’16.2Q	’16.1Q	’15.4Q
Trend of International Benchmark Price (Free On Board, “FOB”)	57	58	68	57	64	57	79	65	53	51	45	42

(2) Coal	(In US Dollars/ Tons)

	’18.3Q	’18.2Q	’18.1Q	’17.4Q	’17.3Q	’17.2Q	’17.1Q	‘16 4Q	’16.3Q	’16.2Q	’16.1Q	’15.4Q
Trend of International Benchmark Price (FOB)	188	190	229	204	189	191	285	200	92.5	84	81	89

(3) Scrap Iron	(In US Dollars/ Tons)

	’18.3Q	’18.2Q	’18.1Q	’17.4Q	’17.3Q	’17.2Q	’17.1Q	‘16 4Q	’16.3Q	’16.2Q	’16.1Q	’15.4Q
Trend of Purchase Price (Cost and Freight, “CFR”)	350	364	379	344	322	268	284	253	227	235	187	219

(4) Nickel

	’18.3Q	’18.2Q	’18.1Q	’17.4Q	’17.3Q	’17.2Q	’17.1Q	‘16 4Q	’16.3Q	’16.2Q	’16.1Q	’15.4Q
Trend of London Metal Exchange (“LME”) Cash Price	USD 6.02 /lb USD 13,266/ton	USD 6.56 /lb USD 14,467/ton	USD 6.02 /lb USD 13,276/ton	USD 5.25/lb USD 11,584/ton	USD 4.78/lb USD 10,528/ton	USD 4.18/lb USD 9,225/ton	USD 4.66/lb USD 10,271/ton	USD 4.90/lb USD 10,810/ton	USD 4.66/lb USD 10,265/ton	USD 4.00/lb USD 8,823/ton	USD 3.86/lb USD 8,499/ton	USD 4.28/lb USD 9,437/ton

LME : London Metal Exchange

18

[Engineering and Construction]

(1)	Criteria for Calculation

Products	Criteria for Calculation
Ready-mixed Concrete	Standard 25-210-15
Steel Pile	SPIRAL, 609.6, 12T, STP275, KS F 4602
Steel Reinforcement	High Tensile Deformed Bar SD400 D10
Cable	TFR-CV, 0.6/1KV, 2.5SQ, 2core

[Others]

(1)	Criteria for Calculation

(a)	Electric Power: purchase price of electricity from Korea Gas Corporation

(b)	Lime: purchase price of lime and transportation fees

19

5. Production and Facilities

A. Production Capacity

[Steel]

(Thousands of Tons)
Business Area	Products	2018.3Q	2017	2016
Steel	Crude Steel	35,510	47,590	47,590

[Others]

(Electric Power-MW per year, Lime-Thousands of Tons per year)
Business Area	Products		2018.3Q	2017	2016
Power Generation		Incheon	3,412	3,412	3,412
	Electric Power	Gwangyang	284	284	284
		Pohang	290	290	290
Lime	Lime		2,190	2,190	2,190

B. Production Result and Capacity Utilization Rate

[Steel]

(1) Production

(Thousands of Tons)
Products		2018.3Q	2017	2016
Crude Steel		32,080	42,193	42,199
	Hot-Rolled Steel	6,668	8,372	10,154
	Plate	5,216	6,512	6,429
	Wire Rod	2,129	2,830	2,803
	Pickled-Oiled Steel	2,247	3,005	3,022
Products	Cold-Rolled Products	5,879	7,563	7,642
	Coated Steel	5,108	6,249	6,510
	Electrical Steel	610	1,028	1,080
	Stainless Steel	2,978	3,863	3,797
	Others	4,560	6,359	4,327
	Total	35,395	45,781	45,764

The amount of products is the aggregate of the amount of products of POSCO and subsidiaries of POSCO, which may include interested party transactions.

20

(2) Capacity Utilization Rate

(Thousands of Tons, %)
	Company	Capacity	Production	Utilization Rate
Crude Steel Production	POSCO	31,705	28,231	89.0%
	Zhangjiagang Pohang Stainless Steel Co., Ltd	825	863	104.6%
	PT.KRAKATAU POSCO	2,155	2,249	104.4%
	POSCO SS-VINA Co., Ltd.	825	738	89.4%

	Total	35,510	32,080	90.3%

Trade and Engineering & Construction businesses are not reflected on the table due to difficulties in measuring capacity, production and utilization rate of such businesses.

[Others]

(1) Production Result

(Gwh, Thousands of Tons)
Business Area	Products	2018. 3Q	2017	2016
Power Generation	Electric Power	11,639	13,774	15,362
Lime	Lime	1,880	2,406	2,472

(2) Capacity Utilization Rate

(Electric Power-hr, Lime-Thousands of Tons)
Business Area	Products		2018. 3Q Capacity	2018. 3Q Production	Utilization Rate
Power Generation	Electric Power	Incheon	6,552	3,512	53.6
		Gwangyang	6,552	5,902	90.1
		Pohang	6,552	5,484	83.7
Lime	Lime		1,638	1,880	114.8

C. Production Facilities

[Land]	(In millions of KRW)

Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	1,938,284	26,486	(18,455)	—	1,946,315
Trade	161,038	579	(2,081)	(53)	159,483
Engineering & Construction	25,545	9,487	(9,610)	—	25,422
Others	402,783	24,257	(27,837)	—	399,203

21

[Building]	(In millions of KRW)

Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	3,886,150	234,887	(400,349)	(221,017)	3,499,671
Trade	428,934	15,868	(3,202)	(10,013)	431,587
Engineering & Construction	89,824	4,473	(7,188)	(2,477)	84,632
Others	472,110	5,955	(2,507)	(20,657)	454,901

[Structures]	(In millions of KRW)

Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	2,471,717	547,611	(215,418)	(146,414)	2,657,496
Trade	20,988	2,017	(1,258)	(935)	20,812
Engineering & Construction	15,031	1,977	(140)	(3,123)	13,745
Others	258,116	45,355	(42,032)	(12,167)	249,272

[Machinery and Equipments]	(In millions of KRW)

Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	16,624,811	2,192,641	(1,281,306)	(1,514,522)	16,021,624
Trade	397,580	10,741	(6,909)	(24,899)	376,513
Engineering & Construction	8,503	2,949	(2,509)	(1,917)	7,026
Others	2,337,063	108,314	(56,129)	(122,929)	2,266,319

[Vehicles]	(In millions of KRW)

Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	22,060	13,410	(8,626)	(7,101)	19,743
Trade	5,041	3,370	(1,399)	(1,193)	5,819
Engineering & Construction	1,820	2,312	(1,562)	(1,168)	1,402
Others	3,940	5,110	(2,963)	(1,375)	4,712

22

[Tools and Fixtures]	(In millions of KRW)

Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	46,167	16,989	(6,909)	(14,068)	42,179
Trade	8,445	6,517	(1,455)	(3,260)	10,247
Engineering & Construction	888	546	(443)	(460)	531
Others	8,140	6,467	(5,687)	(2,776)	6,144

[Equipment]	(In millions of KRW)

Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	67,797	21,413	(15,418)	(16,348)	57,444
Trade	38,580	4,577	(1,192)	(8,812)	33,153
Engineering & Construction	4,216	70,144	(69,823)	(1,479)	3,058
Others	34,846	17,748	(5,432)	(12,399)	34,763

[Financial Lease Assets]	(In millions of KRW)

Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	77,973	78,934	(62,208)	(7,454)	87,245
Trade	19,887	681	(108)	(2,563)	17,897
Engineering & Construction	3,893	493	(344)	(812)	3,230
Others	43,504	—	—	(3,359)	40,145

[Biological Assets]	(In millions of KRW)

Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	—	—	—	—	—
Trade	65,515	10,017	(4,261)	(2,576)	68,695
Engineering & Construction	—	—	—	—	—
Others	—	—	—	—	—

23

[Assets under Construction]		(In millions of KRW)

Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	1,649,656	1,283,340	(1,164,461)	—	1,768,535
Trade	115,412	49,231	(41,208)	—	123,435
Engineering & Construction	38,199	6,296	(13,110)	—	31,385
Others	89,079	104,737	(127,225)	—	66,591

24

(2) Major Capital Expenditures

(a) Investments under Construction

[Steel]	(In hundred millions of KRW)

Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO	Expansion/ Establishment	June, 2011 ~December, 2021	G) Expansion of land for facilites, P) Establishment of off gas Power Plant	7,014	3,544	3,470
		September, 2011 ~ November, 2021	G) The renovation of #3 furnace P) Establishment of NOx removal equipment for sintering factories	22,314	4,690	17,624
		April, 2014 ~ June, 2020	Establishment of SNG Plant	11,940	11,748	192
POSCO-CSPC	Establishment	August, 2018 ~October, 2019	Establishment of a 2,500 tonnage press machine	104	—	104
POSCO COATED & COLOR STEEL Co., Ltd.	Establishment	March, 2017 ~December, 2018	Installation of no.4 CCL	390	381	9
PT. KRAKATAU POSCO	Establishment	April, 2017 ~ June, 2019	Establishment of facilities	224	44	180

P stands for Pohang Steel Works.

G stands for Gwangyang Steel Works.

[Trade]	(In hundred millions of KRW)

Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
PT. BIO INTI AGRINDO	Establishment	December, 2014 ~September, 2019	CPO MILL	362	161	201

The investments over KRW 10 billion are listed on the table while equity investment is not reflected thereon.

25

[Others]		(In hundred millions of KRW)

Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO ICT	Expansion	January, 2018 ~ December, 2018	Expansion of Smart Management Server For Smart Management Operation Efficiency, etc	274	162	112
	Expansion	January, 2018 ~ December, 2018	Others	359	31	328
POSCO CHEMTECH	Establishment	December, 2017 ~ November, 2018	#8,#9 Factories of Anode materials	348	143	205
POSCO ES MATERIALS	Establishment	March, 2018 ~ December, 2018	Production line of Cathode materials for secondary batteries	150	81	69
	Establishment	May, 2018 ~ May, 2019	Real estates and Production line of Cathode materials for secondary batteries	1,201	351	850

The investments over KRW 10 billion are listed on the table while equity investment is not reflected thereon.

(b) Future Investment Plans

	(In hundred millions of KRW)

Business	Company	Project	Investment effects	Planned Investments
				2018	2019	2020
Steel	POSCO	Expansion, Renovation and Replacement of Existing Facilities, etc.	Renovation of existing facilities, etc.	—	3,094	9,532
			Advancement of products, enhancement of energy efficiency	—	525	1,120
	PT. KRAKATAU POSCO	Expansion, Renovation and Replacement of Existing Facilities, etc.	Establishment of Facilities	120	60	—
	Zhangjiagang Pohang Stainless Steel Co., Ltd.	Expansion, Renovation and Replacement of Existing Facilities, etc.	Investment in high quality products, etc.	109	48	—
Trading	PT. BIO INTI AGRINDO	Expansion, Renovation and Replacement of Existing Facilities, etc.	Establishment of Facilities	45	157	—
	DAEWOO TEXTILE LLC	Expansion, Renovation and Replacement of Existing Facilities, etc.	Establishment of Facilities	35	68	67
Others	POSCO ICT	Expansion, Renovation and Replacement of Existing Facilities, etc.	Energy diagnosis equipments, etc.	41	280	269
			Investment in POSCO CPS, etc.	257	264	210
			Investment in smart factory business, etc.	22	62	140
			AI, RPA, etc.	281	51	53
			Improving of workplaces, etc.	31	35	60
	POSMATE	Expansion, Renovation and Replacement of Existing Facilities, etc.	Renovation of Existing Facilities	52	99	110
	POSCO CHEMTECH	Expansion, Renovation and Replacement of Existing Facilities, etc.	Expansion of Anode materials product line	210	1,223

The investments over KRW 10 billion are listed on the table

26

6. Product Sales

[Steel]	(In hundred millions of KRW)

Items		2018.3Q	2017	2016
Domestic	Hot-Rolled Products	37,800	42,950	33,178
	Cold-Rolled Products	29,799	38,298	34,869
	Stainless Steel	17,802	24,798	22,733
	Others	53,996	66,555	69,133
Export	Hot-Rolled Products	27,496	34,277	36,143
	Cold-Rolled Products	94,913	125,622	109,514
	Stainless Steel	60,366	74,880	69,535
	Others	60,066	68,734	53,957
Total	Gross Sum	382,239	476,114	429,062
	Internal Transaction	(137,801)	(173,810)	(160,620)

	Total	244,438	302,304	268,442

[Trading]		(In hundred millions of KRW)

Items		2018.3Q	2017	2016
Domestic	Merchandise	25,274	24,210	6,026
	Product	3,452	4,079	—
	Others	1,122	1,421	397
Export	Merchandise	67,938	87,116	74,529
	Product	591	938	126
	Others	605	1,107	498
Trades among the 3rd countries		189,519	229,911	182,625
Gross Sum		288,501	348,782	264,201
Internal Transaction		(121,528)	(140,760)	(96,460)

Total		166,973	208,022	167,741

27

[Engineering & Construction]		(In hundred millions of KRW)

	Items	2018.3Q	2017	2016
Domestic	Architecture	26,976	32,375	24,964
	Plant	7,392	6,874	14,104
	Civil Engineering	3,342	6,418	6,699
	Others	1,348	—	—
	Overseas	6,104	15,056	15,951
	Own Construction	5,488	7,654	6,048
	Other Subsidiary company sales	2,376	4,478	7,054
	Gross Sum	53,025	72,855	74,820
	Internal Transaction	(3,702)	(3,989)	(7,137)

	Total	49,323	68,866	67,683

[Others]		(In hundred millions of KRW)

	Items	2018.3Q	2017	2016
	Electric Power	22,829	27,359	26,970

7. Derivatives

We purchased forward exchange contracts to hedge the exchange rate risk for foreign currency loans. As of September 30, 2018, we assessed the fair value of our forward exchange contracts to be USD 0.7 Billion (expiring October, 2020), USD 0.55 billion (expiring April, 2021), JPY 40 billion (expiring December, 2018), and a currency swap contract to be USD 0.5 billion(expiring July, 2023). We recognized KRW 32,726 million of gain on valuations of forward exchange contracts. Also, we recognized KRW 7,009 million of loss on valuation, and KRW 350 million of gain on transaction of a currency swap contract.

28

8. Significant Contracts

Company	Contract	Date	Remarks
POSCO	Small scale merger with POSHIMETAL Co., Ltd.	December, 2015

1) Purpose: Enhancing the shareholders’ value by increasing operational efficiency and creating synergies between businesses

2) Information: POSCO holds a 100% stake in POSHIMETAL Co., Ltd. The merger ratio is 1:0, and POSCO will not be issuing new shares

3) Conclusion of a contract: December 23, 2015

4) Date of merger: March 1, 2016

5) Registration of merger: March 15, 2016

	Small scale merger with POSCO GREEN GAS TECHNOLOGY	February, 2016

1) Purpose: Enhancing the shareholders’ value by increasing operational efficiency and creating synergies between businesses

2) Information: POSCO holds a 100% stake in POSCO GREEN GAS TECHNOLOGY. The merger ratio is 1:0, and POSCO will not be issuing new shares

3) Conclusion of a contract: February 26, 2016

4) Date of merger: May 1, 2016

5) Registration of merger: May 16, 2016

	JV Agreement for Construction of Steel mills for cold rolled steel products and plated steel products	April, 2016

Purpose: Expansion of sales of automotive steel in Southwest province of China

POSCO signed JV contracts with Chongqing Iron and Steel by holding 10% stake in Chongqing CISL High Strength Cold Rolling Steel Co. Ltd, and 51% stake in Chongqing POSCO CISL Automotive Steel Co., Ltd

- Execution of JV Agreements: April 6, 2016

- Termination JV Agreements: September, 2017

- Liquidation of Steel mills set off: November 13, 2017

- Completion of liquidation: June 28, 2018

	Small scale merger of POSCO P&S	August, 2018

1) Purpose: To increase operational efficiency

2) Information: POSCO P&S is merged into POSCO

- The merger ratio is 1 : 0.1456475 (POSCO : POSCO P&S)

- POSCO will distribute its treasury shares to the shareholders of POSCO P&S, and new shares will not be issued.

3) Conclusion of a contract: August 23, 2018

4) Date of merger: January 1, 2019

5) Registration of merger: January 2, 2019

POSCO Daewoo Corporation	Investment on the 2nd stage development of A-1 / A-3 block in Myanmar gas field	August, 2017

1) Investment amount: KRW 511,709,005,500 (USD 473,235,000)

2) Development period: August 1, 2017 ~ December 31, 2022

- Including period for project feasibility study and basic designation, August 2017~

May 2018

- Designation and manufacturing of facilities have begun in July 2018,

3) Gas production schedule: By additionally developing Shwe gasfield and newly developing Shwe Phyu gasfield, production will start in 2021 from Shwe and 2022 from Shwe Phyu

4) Other Information

- Location: North-west offshore, Myanmar

- This investment is the 2nd stage of development, which consists of 3 stages in

Myanmar gas field development. The purpose of investment is to maintain current gas production level by completing more drilling and adding more production wells to current Shwe platform.

- In July 2018, facility design and construction began, and production is scheduled to start in 2021 in Shwe and in 2022 in She Phyu. But the development period includes the duration of feasibility test and basic design from August 2017 to May 2018.

• POSCO Daewoo Corporation : 51.0%

• ONGC VIDESH (Oil and Natural Gas Corporation Videsh Limited) : 17.0%

• MOGE (Myanmar Oil and Gas Enterprise): 15.0%

• GAIL (India) Limited : 8.5%

• KGAS (Korea Gas Corporation): 8.5%

- Investment size of USD 473,235 thousand, applying the exchange rate of

1USD=1,081.30 KRW, was disclosed on the date of the BOD resolution (May 31,

2018).

- Detailed information and future timeline on this resource development investment is subject to change.

	Small scale merger with Steel segment after spinoff from POSCO Processing & Service	November, 2016

1) Purpose: Expanding the company’s capabilities in steel trading business and enhancing global competitiveness of the company’s steel business

2) Information: POSCO Daewoo merges with the steel segment and others of POSCO

P&S at the merger ratio of 1: 0.4387662, after the spin off from POSCO

P&S

3) Conclusion of a contract: November 4, 2016

4) Date of merger: March 1, 2017

5) Registration of merger: March 2, 2017

29

POSCO ENGINEERING & CONSTRUCTION	Small scale merger with POSCO ENGINEERING CO., LTD.	November, 2016

1) Purpose: Achieving sustainable profit and growth by enhancing competitiveness

2) Information: POSCO E&C merges with POSCO Engineering at the merger ratio of 1:0, and POSCO E&C will not be issuing new shares

3) Conclusion of a contract: November 23, 2016

4) Date of merger: February 1, 2017

5) Registration of merger: February 14, 2017

POSMATE	Capital Reduction	September, 2017

1) Date: November 1, 2017

2) Way of Capital Reduction: Paid capital reduction (Stock cancellation)

3) Reason: Increase shareholders’ value improvement of holding structure

4) Total amount: KRW 48,087 million

POSCO ENERGY	Contract on Off-gas Power Plant	December, 2017

1) Contract Parties: Purchaser of electric power (Korea Electric Power Corp.,

etc.)

2) Signed Date: December 19, 2017

3) Information: Contract of adjusting difference of time-based electric power price between a purchaser of electric power and a power producer

9. Research and Development

A. Research and Development (“R&D”) Organization

Business Area	Company	Organization
Steel	POSCO	Technology Management Office
Technical Research Laboratories
Gwangyang Research Lab.
Engineering Solution Office
Pohang Research Lab.
New Business Office
Energy & Environment Business Office
Steel Solution Marketing Office
	POSCO COATED & COLOR STEEL Co,. Ltd.	R&D Center
	Zhangjiagang Pohang Stainless Steel Co., Ltd.	R&D Center
	POSCO Thainox Public Company Ltd.	Product Testing Laboratory (LAB) Team
Trading	POSCO Daewoo Corporation	Electric Power Train Development Group
Molding R&D Center
Stainless Quality Technology Group
Engineering & Construction	POSCO Engineering & Construction,. LTD.	R&D Center
	POSCO A&C	R&D Center
Others	POSCO ENERGY Co,. LTD	Gas & Renewable Energy Business Development Office
	POSCO ICT	R&D Center
	POSCO CHEMTECH	R&D Center
Cathode Material Research Department
	POSCO M-TECH	R&D Center
	POSCO NIPPON STEEL RHF JOINT VENTURE CO., Ltd.	Quality Innovation Department
	POSCO ES MATERIALS	R&D Center

30

B. R&D Expenses in 2018.3Q (In millions of KRW)

Category	Business Area
	Steel	Trade	Engineering & Construction	Others	Total
Selling and Administrative Cost	65,395	2,119	3,209	14,415	85,138
Manufacturing Cost	301,723	—	457	2,467	304,647
R&D Cost (Intangible Assets)	21,587	—	(4)	373	21,956

Total*	388,705	2,119	3,662	17,255	411,741

Government Subsidy	—	—	955	53	1,008
R&D/Sales Ratio	1.59%	0.01%	0.07%	0.76%	0.85%

*	This total expenses include government subsidy amount

31

III. Financial Statements

1. Consolidated Financial Statements

A. Summary of Fiscal Years of 2016, 2017 and 2018.3Q

	(In millions of KRW)
Account	2018.3Q (2018.1.1~2018.9.30)	2017	2016
[Total current assets]	35,395,137	31,127,418	29,303,834
Cash and cash equivalents	3,237,376	2,612,530	2,447,619
Other receivables, net	1,874,032	1,636,006	1,539,742
Other short-term financial assets	8,525,439	7,045,880	5,224,911
Trade accounts and notes receivable, net	9,829,193	8,950,548	9,786,927
Inventories	10,911,145	9,950,955	9,051,721
Other current assets	1,017,952	931,499	1,252,914
[Total non-current assets]	45,947,870	47,897,541	50,459,161
Other receivables, net	898,718	879,176	762,912
Other long-term financial assets	1,844,452	1,911,684	2,657,692
Investments in associates and joint ventures	3,630,666	3,557,932	3,882,389
Property, plant and equipment, net	31,040,374	31,883,535	33,770,339
Intangible assets, net	5,143,981	5,952,269	6,088,729
Other non-current assets	3,389,679	3,712,945	3,297,100

Total assets	81,343,007	79,024,959	79,762,995

[Total current liabilities]	20,165,722	18,946,016	18,915,396

[Total non-current liabilities]	13,104,106	12,614,935	15,009,204

Total liabilities	33,269,828	31,560,951	33,924,600

[Equity attributable to owners of the controlling company]	44,694,044	43,732,877	42,373,438
Share capital	482,403	482,403	482,403
Capital surplus	1,410,785	1,412,565	1,397,791

32

Hybrid bonds	199,384	996,919	996,919
Retained earnings	45,331,874	43,056,600	41,173,778
Other equity attributable to owners of the controlling company	(2,730,402)	(2,215,610)	(1,677,453)
[Non-controlling Interests]	3,379,135	3,731,131	3,464,957

Total equity	48,073,179	47,464,008	45,838,395

Revenue	48,356,306	60,655,100	53,083,513
Operating profit	4,271,095	4,621,834	2,844,325
Profit	2,721,539	2,973,469	1,048,169
[Profit attributable to owners of the controlling company]	2,558,060	2,790,106	1,363,310
[Profit attributable to non-controlling interests]	163,479	183,363	(315,141)

Total comprehensive Income	2,578,917	2,412,311	1,502,416

[Total comprehensive income attributable to owners of the controlling company]	2,414,408	2,218,278	1,822,533

[Total comprehensive income attributable to non-controlling interests]	164,509	194,033	(320,117)

Earnings per share(KRW)	31,775	34,464	16,627
Number of Consolidated Companies	172	180	199

B. The Standards Used for Reporting the Financial Statements

The Company prepared its financial statements in accordance with the Korean-International Financial Reporting Standards (the “K-IFRS”) and applied it to each Company’s final financial statements.

C. Consolidated Financial Statements

Refer to the attached Condensed Consolidated Financial Statements for the Condensed Consolidated Statements of Financial Position as of September 30, 2018, Condensed Consolidated Statements of Comprehensive Income (loss), Condensed Consolidated Statements of Changes in Equity, Condensed Consolidated Statements of Cash Flows for the nine-month period ended September 30, 2018, and Notes

33

2. Separate Financial Statements

A. Summary of Fiscal Years of 2016, 2017 and 2018.3Q

	(In millions of KRW)
Account	2018.3Q (2018.1.1~2018.9.30)	2017	2016
[Total current assets]	17,881,692	14,840,421	11,732,676
Cash and Cash equivalents	979,302	332,405	120,529
Trade accounts and notes receivable, net	4,485,118	3,867,714	3,216,209
Other receivables, net	214,989	210,230	246,061
Other short-term financial assets	7,522,948	5,824,087	4,130,963
Inventories	4,534,183	4,543,533	3,995,291
Other current assets	145,152	62,452	23,623
[Total non-current assets]	38,245,929	38,851,837	40,323,077
Other receivables, net	70,425	62,421	87,669
Other long-term financial assets	1,323,600	1,393,316	2,145,570
Investments in Subsidiaries, associates, and joint ventures	15,115,480	15,098,856	15,031,385
Property, plant and equipment, net	21,044,269	21,561,270	22,257,409
Intangible assets, net	527,963	528,074	508,890
Other non-current assets	164,192	207,900	292,154

Total assets	56,127,621	53,692,258	52,055,753

[Total current liabilities]	4,324,357	3,570,148	2,697,252
[Total non-current Liabilities]	4,991,692	4,180,655	5,029,054

Total liabilities	9,316,049	7,750,803	7,726,306

[Share capital]	482,403	482,403	482,403
[Capital surplus]	1,154,775	1,156,429	1,156,303
[Hybrid bonds]	199,384	996,919	996,919
[Retained earnings]	46,603,400	44,605,368	42,943,050
[Other equity]	(1,628,390)	(1,299,664)	(1,249,228)

Total equity	46,811,572	45,941,455	44,329,447

Revenue	23,371,243	28,553,815	24,324,933
Operating profit	2,932,808	2,902,453	2,635,337
Profit	2,240,126	2,545,685	1,785,046
Earnings per share(KRW)	27,801	31,409	21,899

34

B. The Standards Used for Reporting the Financial Statements

The company prepared its financial statements and its Certified Public Accountant’s audit opinions on financial statements in accordance with the Korean - International Financial Reporting Standards (the “K-IFRS”).

C. Separate Financial Statements

Refer to the attached Condensed Separate Financial Statements for the Condensed Separate Statements of Financial Position as of September 30, 2018, Condensed Separate Statements of Comprehensive Income (loss), Condensed Separate Statements of Changes in Equity, Condensed Separate Statements of Cash Flows for the nine-month period ended September 30, 2018, and Notes.

35

IV. CORPORATE GOVERNANCE AND COMPANY AFFILIATES

1.	Overview of Corporate Governance

A.	Board of Directors

(1)	Board of Directors (as November 14, 2018)

Our Board of Directors consists of five inside directors (i.e. Choi, Jeong-Woo; Oh, In-Hwan; Chang, In-Hwa; Yu, Seong; Chon, Jung-Son) and seven outside directors (i.e. Kim, Joo-Hyun; Lee, Myoung-Woo; Bahk, Byong-Won; Kim, Shin-Bae; Chung, Moon-Ki; Chang, Seung-Wha; Kim, Sung-Jin).

Our Board of Directors manages the following five sub-committees:

(a)	Director Candidate Recommendation and Management Committee;

(b)	Evaluation and Compensation Committee;

(c)	Finance and Related Party Transactions Committee;

(d)	Executive Management Committee; and

(e)	Audit Committee.

Composition of the Special Committees under the Board of Directors and their Functions (as of November 14, 2018)

Category	Composition	Directors	Major Functions
Director Candidate Recommendation and Management Committee	3 Outside Directors; 1 Inside Director	Bahk, Byong-Won (Chairman) Kim, Joo-Hyun Chang, Seung-Wha Chon, Jung-Son

•  Reviews the qualifications of potential candidates for Directors

•  Proposes nominees for the Outside Directors

•  Advances the nomination process for the CEO among the Inside Directors and members of the special committees

•  Reviews operational matters of our board of directors

Evaluation and Compensation Committee	4 Outside Directors	Lee, Myung-Woo (Chairman) Kim, Shin-Bae Chung, Moon-Ki Kim, Sung-Jin	• Executes management succession and development plans • Establishes evaluation procedures of directors • Reviews the retirement procedures and distribution of the allowance for directors

Finance and Related Party Transactions Committee	3 Outside Directors; 1 Inside Director	Kim, Shin-Bae (Chairman) Lee, Myung-Woo Kim, Sung-Jin Oh, In-Hwan

•  Advances deliberation of new investments in other companies

•  Deliberates financial matters and donations from the range of KRW 100 million and KRW 1 billion

•  Reviews related party and other internal transactions and ensures compliance with the Monopoly Regulation and Fair Trade Act

Audit Committee	3 Outside Directors	Chung, Moon-Ki (Chairman) Bahk, Byong-Won Chang, Seung-Wha

•  Audits the accounting system and business operations

•  Examines the agenda for financial statements and other reports to be submitted by the Board of Directors at each general meeting of shareholders

Executive Management Committee	5 Inside Directors	Choi, Jeong-Woo (Chairman) Oh, In-Hwan Chang, In-Hwa Yu, Seong Chon, Jung-Son

•  Oversees decisions with respect to our operational and management matters

•  Reviews management’s proposal for new strategic initiatives

•  Reviews deliberation over critical internal matters related to the organization structure and development of personnel

•  Reviews and revises work and welfare policies

36

(2)	List of Outside Directors (As of November 14, 2018)

Name	Experience	Relation with Majority Shareholder	Remarks
Kim, Joo-Hyun

•  President & CEO, The financial news (‘17.4~Present)

•  President, Future Korea Institute, Kookmin University (‘16.5~‘17.3)

•  President & CEO, Hyundai Research Institute (‘04.1~‘14.4)

•  Ph.D. in Department of Finance, College of Business Arizona State University (‘89)

		None	Chairman of Board of Directors

Lee, Myoung-Woo

•  President and Representative Director, Dongwon Industry (‘14.1~Present)

•  President & CEO, Vice Chairman, Iriver Co., Ltd. (‘07.9~‘10.2)

•  President & CEO, Chairman, SONY Korea (‘01.11~‘05.6)

•  MBA, Wharton School, University of Pennsylvania (‘94)

None

Bahk, Byong-Won

•  Chairman of Korea Employers Federation (‘15.2 ~‘18.2)

•  Chairman of The Korea Federation of Banks (‘11.11~‘14.11)

•  Chairman & CEO Woori Financial Group (‘07.3~‘08.6)

•  MA in Economics, University of Washington (‘85)

None

Kim, Shin-Bae

•  Vice Chairman, SK Group (‘10.1~‘13.2)

•  President, Korea IoT (Internet of Things) Association (‘05.3~‘12.3)

•  President and CEO, SK Telecom (‘04.3~‘08.12)

•  M.B.A., Wharton School, University of Pennsylvania (‘85)

None
Chung, Moon-Ki

•  Professor in Accounting, Sungkyunkwan University (‘16~Present)

•  Partner and Chief Quality Officer, Samil PwC (‘81~‘12)

•  Committee Member, Accounting Review Committee of Financial Supervisory Service

•  Ph.D. in Accounting, Sungkyunkwan University

None

Chang, Seung-Wha

•  Professor of Law, Seoul National University (‘95~Present)

•  World Trade Organization(WTO) as the Appellate Body Member (‘12.5~‘16.9)

•  Member, International Chamber of Commerce(ICC) Court of Arbitration (‘00~‘13)

•  LL.M and Doctorate in International Trade Law from Harvard Law School (‘94)

None

Kim, Sung-Jin

•  Adjunct Professor at Department of Economics, Seoul National University (‘11~Present)

•  The Minister of Maritime Affairs and Fisheries (‘06~‘07)

•  Administrator of the Small and Medium Business Administration (‘04~‘06)

•  Ph.D. in Economics Kansas State University (‘91)

None

37

(3)	List of Key Activities of the Board of Directors (January 1, 2018 ~ November 14, 2018)

Session	Date	Agenda	Approval
2018-1	January 24

•  Deliberation Agenda

1. Approval of the financial statements for the 50th fiscal year and the convocation schedule for the 50th General Meeting of Shareholders

2. Partial Amendments to Articles of Incorporation

3. Silo lease contract with POSCO-TERMINAL Co., Ltd

•  Report Agenda

1. The management result for the fiscal year of 2017

2. Report on the operation of the internal accounting control system for the fiscal year of 2017

All 3 Cases Approved

2018-2	February 13

•  Deliberation Agenda

1. Agenda for the 50th General Meeting of Shareholders

2. Recommendation of candidates for the Inside Director position (Excluding the candidate for the Chief Executive Officer)

•  Report Agenda

1. Assessment of the operation of the internal accounting control system for the fiscal year of 2017

All 2 Cases Approved

2018-3	March 9

•  Deliberation Agenda

1. Appointment of the Chairman of the Board of Directors

2. Appointment of the Special Committee Members

3. Designation of Representative Directors and presenting positions to Inside Directors

4. Commemoration business plan for POSCO’s 50th anniversary

All 4 Cases Approved

2018-4	April 18	• Deliberation Agenda 1. Settlement and operation of Succession Council (plan)	Approved

2018-5	May 11

•  Deliberation Agenda

1. Declaration of the first quarter dividend for the fiscal year of 2018

2. Plan for financing in FY2018

3. Record Date for Extraordinary General Meeting of Shareholders

4. FY2018 Transaction Plans with affiliates*

5. Capital Increase in POSCO ES MATERIALS

•  Report Agenda

1. The management result of the first quarter of 2018 and business plan for 2018

2. Report on the operation of Overseas Subsidiaries

3. Assessment of the operations of Board of Directors for 2017

All 5 Cases Approved (*Amended)

2018-6	June 22	• Deliberation Agenda Finalizing CEO candidates who will go through the qualification process and managing the CEO Candidate Recommendation Committee	Approved

2018-7	June 23

•  Deliberation Agenda

1. Recommendation of candidates for the Inside Director position (Candidate for the Chief Executive Officer)

2. Convocation and preparation of agenda for the extraordinary general meeting of shareholders in FY2018

All 2 Cases Approved

2018-8	July 27

•  Deliberation Agenda

1. Appointment of the Chief Executive Officer and Representative Director

2. Declaration of the second quarter dividend for the fiscal year of 2018

•  Report Agenda

1. The management result of the 1st half of 2018 and business plan for 2018

All 2 Cases Approved

38

2018-9	August 22

• Deliberation Agenda

1. Capital increase for Project PUMA

2. Capital increase for POSCO-China, to acquire shares of POSCO center-Beijing

3. Establishment of coal silos in Pohang Works

4. Plan of merger and acquisition of POSCO P&S

5. Filing an administrative litigation regarding 2013 tax investigation results

6. Filing a suit against the former major shareholders of STEEL FLOWER CO., LTD for receiving stock trading payment based on the put back option

All 6 Cases Approved

2018-10	November 3

• Deliberation Agenda

1. Declaration of the third quarter dividend for the fiscal year of 2018

2. Enter into a lease contract of Limestone Calcinations Facility between POSCO and POSCO Chemtech

3. Resolution on the merger approval of POSCO P&S

4. Donation made for Corporate Partnership program

5. Donation made for recovery of earthquake damages in Indonesia

• Report Agenda

1. The review of the compliance system observance

2. The management result of the third quarter of 2018 and business plan for 2018

All 5 Cases Approved

Major Activities of the Outside Directors on the Board of Directors (January 1, 2018 ~ November 14, 2018)

Session	Date	Participation of the Outside Directors (the Number of total members)	Remarks
2018-1	January 24	7 (7)	—
2018-2	February 13	7 (7)	—
2018-3	March 9	7 (7)	—
2018-4	April 18	7 (7)	—
2018-5	May 11	7 (7)	—
2018-6	June 22	7 (7)	—
2018-7	June 23	7 (7)	—
2018-8	July 27	7 (7)	—
2018-9	August 22	7 (7)	—
2018-10	November 3	7 (7)	—

(4)	Composition of the Special Committees and their Activities

• Major Activities of Director Candidate Recommendation Committee (January 1, 2018~March 8, 2018)

Date	Agenda	Approval
February 7, February 13, 2018

• Deliberation Agenda

1. Qualification Assessment and Recommendation of Outside Director Candidates

• Preliminary Review Agenda

1. Qualification Assessment of Inside Director Candidates(Excluding the candidate for the CEO)

Approved

39

• Major Activities of Director Candidate Recommendation and Management Committee (March 9, 2018~November 14, 2018)

Date	Agenda	Approval
March 9, 2018	• Deliberation Agenda 1. Appointment of the Chairman of Director Candidate Recommendation and Management Committee • Preliminary Review Agenda 1. Appointment of the Representative Directors	Approved

• Major Activities of Evaluation and Compensation Committee (January 1, 2018 ~ November 14, 2018)

Date	Agenda	Approval
January 23, January 24, 2018 January 23, 2018	1. Modification on Directors’ long-term performance evaluation* 2. Evaluation of the management result for the fiscal year of 2017	All 2 Cases Approved (*Amended)
February 13, 2018	1. Evaluation plan of the management result for the fiscal year of 2018	Approved
April 18, 2018	1. Appointment of the Chairman of Evaluation and Compensation Committee	Approved

• Major Activities of Finance and Operation Committee (January 1, 2018 ~ March 8, 2018)

Date	Agenda	Approval
January 4, 2018	1. Investment of Joint venture for Anode material business in Chile	Approved
January 24, 2018	1. Establishment of Joint venture for Anode material business in China	Approved

• Major Activities of Related Party Transaction Committee (January 1, 2018 ~ March 8, 2018)

Date	Agenda	Approval
January 23, 2018

• Report Agenda

1. Change in Director for voluntary compliance of Fair Trade

• Preliminary Review Agenda

1. Silo lease contract with POSCO-TERMINAL Co., Ltd

• Deliberation Agenda

1. Contribution to Labor Welfare Fund

Approved
February 12, 2018	• Report Agenda 1. Review of and Plan for the operation of the Fair Trading Program

• Major Activities of Finance and Related Party Transactions Committee (March 9, 2018 ~ November 14, 2018)

Date	Agenda	Approval
April 18, 2018	Appointment of the Chairman of Finance and Related Party Transactions Committee	Approved
April 27, 2018	Receiving the brand license fee from POSCO E&C	Approved
May 11, 2018

• Preliminary Review Agenda

1. Plan for financing in FY2018

2. Capital Increase in POSCO ES MATERIALS

• Deliberation Agenda

1. Contribution to POSCO Educational Foundation

2. Plan for Payment Guarantee to POSCO VIETNAM

All 2 Cases Approved

40

August 22, 2018

• Preliminary Review Agenda

1. Capital increase for Project PUMA

2. Capital increase for POSCO-China, to acquire shares of POSCO center-Beijing

3. Plan of merger and acquisition of POSCO P&S

4. Filing an administrative litigation regarding 2013 tax investigation results

5. Filing a suit against the former major shareholders of STEEL FLOWER CO., LTD for receiving stock trading payment based on the put back option

• Report Agenda

1. Review of operation of the Fair Trading Compliance Program for the first half of 2018

November 2, 2018

• Preliminary Review Agenda

1. Enter into a lease contract of Limestone Calcinations Facility between

POSCO and POSCO Chemtech

2. Donation made for Corporate Partnership program

• Deliberation Agenda

Donation to Yeungdeok-Gun for recovery of typhoon damages

Approved

• Major Activities of Executive Management Committee (January 1, 2018 ~ November 14, 2018)

Session	Date	Agenda	Approval
2018-1	January 19	• Deliberation Agenda 1. Disposal of treasury stocks for the employee awards	Approved
2018-2	March 20	• Deliberation Agenda 1, Implementation of equipment of the wharf in Pohang Works 2. Replacement of a slab scarfing machine in #2 steel casting line in Gwangyang Works 3. Carbon emissions trading	All 3 Cases Approved
2018-3	April 17

• Deliberation Agenda

1. Disposal of treasury stocks for the employee awards

2. Establishment of upstream process as C0 level of POSCO Lithium eXtraction Mineral Electrodialysis

3. Establishment of complex combustion facility of Coke Oven in Pohang Works

4. Establishment of STS Slab Grinder and Concurrent Heating Furnace in Pohang Works

5. Replacing old parts for #14 Gas Turbine of LNG generator in Pohang Works

All 5 Cases Approved
2018-4	May 28

1. Refreshment of operation management system

2. Carbon emissions exchange and trading

3. Execution of put back option for STEEL FLOWER CO.LTD shares

4. Establishment of NOx removal facilities for #2~#4 sintering machines in Pohang Works

5. Supplement of PCM line of #1 cold rolling factory in Pohang Works

All 5 Cases Approved
2018-5	June 19	1. The second renovation of #3 furnace in Gwangyang Works 2. Replacement of old facilities of #3 sintering machine in Gwangyang Works	All 2 Cases Approved
2018-6	August 20

• Deliberation Agenda

1. Disposal of treasury stocks for the employee awards

2. Establishment of off gas power plant in Pohang Works

3. Enhancement of NOx removal capacity of steam power plants in Pohang and Gwangyang Works

• Preliminary Review Agenda

1. Establishment of coal silos in Pohang Works

All 3 Cases Approved
2018-7	October 23

• Deliberation Agenda

1. Expansion of argon production facilities in 14th plant at Oxygen Making Plant in Pohang Works

2. Increased capacity for a dock in Pohang Works for loading and unloading of subsidiary raw material

3. Expansion of a slag cooling yard and enhancement of dust collectors for cleaning air at Steelmaking Plant 2 in Pohang Works.

All 3 Cases Approved

41

B. Audit Committee

(1) Composition of the Audit Committee (Auditors, as of November 14, 2018)

Name	Qualifications	Remarks
Chung, Moon-Ki Bahk, Byong-Won Chang, Seung-Wha	Satisfies the requirements stipulated in the Korean Commercial Act and the Articles of Incorporation	Chairman — —

(2) Major Activities of the Audit Committee (January 1, 2018 ~ November 14, 2018)

Session	Date	Agenda	Approval
2018-1	January 23

•  Deliberation Agenda

•  Assessment of the Audit Committee for the fiscal year of 2017

•  Report Agenda

•  Report on the operation of the internal accounting control system for the fiscal year of 2017

•  The result of internal audit for the fiscal year of 2017 and audit plans for the fiscal year of 2018

Approved
2018-2	February 12

•  Deliberation Agenda

•  Internal audit result for the fiscal year of 2017

•  Assessment of the operation of the internal accounting control system for the fiscal year of 2017

•  Report Agenda

•  External audit result for the fiscal year of 2017

All 2 Cases Approved
2018-3	March 29

•  Deliberation Agenda

•  Appointment of the Chairman of the Audit Committee

•  Approval of audit and non-audit services for POSCO and its subsidiaries

•  Report Agenda

•  Report on the operation of the internal accounting control system on a consolidated basis for the fiscal year of 2017

•  Assessment of the operation of the internal accounting control system on a consolidated basis for the fiscal year of 2017

All 2 Cases Approved
2018-4	April 24	• Deliberation Agenda • Audit report on Form 20-F for the fiscal year of 2017	Approved
2018-5	May 10

•  Deliberation Agenda

•  Approval of non-audit service for POSCO

•  Report Agenda

•  Internal audit result on the Consolidated Financial Statements for the first quarter of 2018

•  External auditors’ review result on the Consolidated Financial Statements for the first quarter of 2018

•  Assessment of the operations of the external auditors in the fiscal year of 2017

Approved
2018-6	July 27	• Deliberation Agenda • Review of agenda for the extraordinary general meeting of shareholders in FY2018	Approved
2018-7	July 27	• Report Agenda • Internal audit result on the consolidated financial statements for the first half of 2018 • External auditors’ review result on the consolidated financial statements for the first half of 2018 • Internal audit result for the first half of 2018 and plan for the second half of 2018	—

42

Session	Date	Agenda	Approval
2018-8	November 1

• Deliberation Agenda

1. Revision of the operation regulations of the Audit Committee

2. Approval of audit services for POSCO

• Report Agenda

• Internal audit on the Consolidated Financial Statements for the third quarter of 2018

• External auditors’ review on the Consolidated Financial Statements for the third quarter of 2018

All 2 Cases Approved

C. Voting Rights of Shareholders

(1)	The Cumulative Voting System: The cumulative voting system was introduced at the thirty sixth general meeting of shareholders on March 12, 2004.

(2)	Voting by Mail: The voting-by-mail system was introduced at the thirty sixth general meeting of shareholders on March 12, 2004.

D. Compensation of Directors and Officers

(1)	Directors’ (including Outside Directors) and the Audit Committee members’ (Auditors’) Salaries

• N/A

(2)	Individual remuneration amount

• N/A

(3)	List of Stock Options Presented to the Executives

• Exercise of the stock option ended on the final day of the stock options exercise period (April 28, 2012).

43

POSCO

and Subsidiaries

Condensed Consolidated Interim Financial Statements

(Unaudited)

September 30, 2018

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

POSCO:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of POSCO and its subsidiaries (the “Company”), which comprise the condensed consolidated interim statement of financial position as of September 30, 2018, the condensed consolidated interim statements of comprehensive income for the three-month and nine-month periods ended September 30, 2018 and 2017, the condensed consolidated interim statements of changes in equity and cash flows for the nine-month periods ended September 30, 2018 and 2017, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No. 1034 “Interim Financial Reporting”. The Company’s management is also responsible for the internal controls determined necessary to prepare condensed consolidated interim financial statements free of material misstatements due to error or fraud.

Auditor’s review responsibility

Our responsibility is to issue a report on the condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No. 1034 “Interim Financial Reporting”.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

The consolidated statement of financial position of the Company as of December 31, 2017, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated February 28, 2018, expressed an unqualified opinion. The accompanying condensed consolidated statement of financial position of the Company as of December 31, 2017, presented for comparative purposes, is consistent, in all material respects, with the audited consolidated financial statements from which it has been derived.

Seoul, Korea

November 14, 2018

This report is effective as of November 14, 2018, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position

As of September 30, 2018 and December 31, 2017

(Unaudited)

(in millions of Won)	Notes	September 30, 2018		December 31, 2017
Assets

Cash and cash equivalents	21	~~W~~	3,237,376	2,612,530
Trade accounts and notes receivable, net	4,21,26,27,34		9,829,193	8,950,548
Other receivables, net	5,21,34		1,874,032	1,636,006
Other short-term financial assets	6,21		8,525,439	7,045,880
Inventories	7		10,911,145	9,950,955
Current income tax assets			47,485	38,489
Assets held for sale	8		88,966	71,768
Other current assets	14		881,501	821,242

Total current assets			35,395,137	31,127,418

Long-term trade accounts and notes receivable, net	4,21		443,852	731,570
Other receivables, net	5,21		898,718	879,176
Other long-term financial assets	6,21		1,844,452	1,911,684
Investments in associates and joint ventures	9		3,630,666	3,557,932
Investment property, net	11		1,012,449	1,064,914
Property, plant and equipment, net	12		31,040,374	31,883,535
Intangible assets, net	13		5,143,981	5,952,269
Defined benefit assets, net	19		994	8,224
Deferred tax assets			1,504,719	1,419,226
Other non-current assets	14		427,665	489,011

Total non-current assets			45,947,870	47,897,541

Total assets		~~W~~	81,343,007	79,024,959

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position, Continued

As of September 30, 2018 and December 31, 2017

(Unaudited)

(in millions of Won)	Notes	September 30, 2018		December 31, 2017
Liabilities
Trade accounts and notes payable	21,34	~~W~~	3,728,619	3,465,146
Short-term borrowings and current installments of long-term borrowings	4,15,21		11,785,324	11,274,516
Other payables	16,21,34		1,692,706	1,753,461
Other short-term financial liabilities	17,21		90,664	129,812
Current income tax liabilities			875,391	515,538
Provisions	18,35		247,039	110,946
Other current liabilities	20,26,27		1,745,979	1,696,597

Total current liabilities			20,165,722	18,946,016

Long-term trade accounts and notes payable	21		3,483	12,532
Long-term borrowings, excluding current installments	15,21		10,283,181	9,789,141
Other payables	16,21		176,203	147,750
Other long-term financial liabilities	17,21		89,409	114,105
Defined benefit liabilities, net	19		227,567	137,193
Deferred tax liabilities			1,729,046	1,904,242
Long-term provisions	18,35		491,130	477,172
Other non-current liabilities	20,26		104,087	32,800

Total non-current liabilities			13,104,106	12,614,935

Total liabilities			33,269,828	31,560,951

Equity
Share capital	22		482,403	482,403
Capital surplus	22		1,410,785	1,412,565
Hybrid bonds	23		199,384	996,919
Reserves	24		(1,197,673)	(682,556)
Treasury shares	25		(1,532,728)	(1,533,054)
Retained earnings			45,331,873	43,056,600

Equity attributable to owners of the controlling company			44,694,044	43,732,877
Non-controlling interests	23		3,379,135	3,731,131

Total equity			48,073,179	47,464,008

Total liabilities and equity		~~W~~	81,343,007	79,024,959

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income

For the three-month and nine-month periods ended September 30, 2018 and 2017

(Unaudited)

		For the three-month periods ended September 30			For the nine-month periods ended September 30
(in millions of Won, except per share information)	Notes	2018		2017	2018	2017
Revenue	26,27,34,37	~~W~~	16,410,726	15,036,118	48,356,306	45,057,705
Cost of sales	7,27,31,34		(14,020,283)	(13,037,442)	(41,415,278)	(38,932,047)

Gross profit			2,390,443	1,998,676	6,941,028	6,125,658

Selling and administrative expenses	31,34
Impairment loss on trade accounts and notes receivable			(1,890)	(4,881)	(38,864)	(62,785)
Other administrative expenses	28		(446,565)	(486,814)	(1,461,907)	(1,467,108)
Selling expenses	28		(410,885)	(381,289)	(1,169,162)	(1,125,996)

Operating profit			1,531,103	1,125,692	4,271,095	3,469,769

Share of profit of equity-accounted investees, net	9		43,800	54,188	75,451	61,553

Finance income and costs	21,29
Finance income			173,988	624,776	1,264,108	1,737,412
Finance costs			(425,048)	(521,951)	(1,751,851)	(1,783,837)

Other non-operating income and expenses	34
Impairment loss on other receivables			(15,325)	83	(18,361)	(32,877)
Other non-operating income	30		109,121	22,517	436,206	146,538
Other non-operating expenses	30,31		28,325	(74,024)	(418,240)	(268,663)

Profit before income tax	37		1,445,964	1,231,281	3,858,408	3,329,895
Income tax expense	32,37		(388,305)	(324,658)	(1,136,869)	(916,334)

Profit			1,057,659	906,623	2,721,539	2,413,561

Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit plans	19		(9,731)	1,298	(41,666)	(7,135)
Net changes in fair value of equity investments at fair value through other comprehensive income	21		36,687	—	(24,454)	—
Items that are or may be reclassified subsequently to profit or loss:
Capital adjustment arising from investments in equity-accounted investees			(57,167)	64,447	(30,416)	(82,621)
Net changes in unrealized fair value of available-for-sale investments	21		—	(231,029)	—	(6,670)
Foreign currency translation differences			(119,741)	80,978	(45,912)	(3,989)
Gains or losses on valuation of derivatives	21		64	(339)	(174)	(339)

Other comprehensive loss, net of tax			(149,888)	(84,645)	(142,622)	(100,754)

Total comprehensive income		~~W~~	907,771	821,978	2,578,917	2,312,807

Profit attributable to:
Owners of the controlling company		~~W~~	1,019,526	869,422	2,558,060	2,233,159
Non-controlling interests			38,133	37,201	163,479	180,402

Profit		~~W~~	1,057,659	906,623	2,721,539	2,413,561

Total comprehensive income attributable to:
Owners of the controlling company		~~W~~	880,569	780,579	2,414,408	2,128,647
Non-controlling interests			27,202	41,399	164,509	184,160

Total comprehensive income		~~W~~	907,771	821,978	2,578,917	2,312,807

Basic and diluted earnings per share (in Won)	33		12,723	10,764	31,775	27,607

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

For the nine-month periods ended September 30, 2018 and 2017

(Unaudited)

	Attributable to owners of the controlling company								Non-
	Share		Capital	Hybrid		Treasury	Retained		controlling
(in millions of Won)	capital		surplus	bonds	Reserves	shares	earnings	Subtotal	interests	Total
Balance as of January 1, 2017	~~W~~	482,403	1,397,791	996,919	(143,985)	(1,533,468)	41,173,778	42,373,438	3,464,956	45,838,394
Comprehensive income:
Profit			—	—	—	—	2,233,159	2,233,159	180,402	2,413,561
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(8,301)	(8,301)	1,166	(7,135)
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	—	(67,188)	—	—	(67,188)	(15,433)	(82,621)
Net changes in unrealized fair value of available-for-sale investments, net of tax		—	—	—	(6,034)	—	—	(6,034)	(636)	(6,670)
Foreign currency translation differences, net of tax		—	—	—	(22,667)	—	—	(22,667)	18,678	(3,989)
Gains or losses on valuation of derivatives, net of tax		—	—	—	(322)	—	—	(322)	(17)	(339)

Total comprehensive income		—	—	—	(96,211)	—	2,224,858	2,128,647	184,160	2,312,807

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(459,987)	(459,987)	(42,152)	(502,139)
Interim dividends		—	—	—	—	—	(239,995)	(239,995)	—	(239,995)
Changes in subsidiaries		—	—	—	—	—	—	—	(4,277)	(4,277)
Changes in ownership interest in subsidiaries		—	5,972	—	—	—	—	5,972	213,276	219,248
Interest of hybrid bonds		—	—	—	—	—	(32,490)	(32,490)	(18,091)	(50,581)
Disposal of treasury shares		—	53	—	—	248	—	301	—	301
Others		—	(1,944)	—	(669)	—	953	(1,660)	1,498	(162)

Total transactions with owners of the controlling company		—	4,081	—	(669)	248	(731,519)	(727,859)	150,254	(577,605)

Balance as of September 30, 2017	~~W~~	482,403	1,401,872	996,919	(240,865)	(1,533,220)	42,667,117	43,774,226	3,799,370	47,573,596

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity, Continued

For the nine-month periods ended September 30, 2018 and 2017

(Unaudited)

	Attributable to owners of the controlling company								Non-
	Share		Capital	Hybrid		Treasury	Retained		controlling
(in millions of Won)	capital		surplus	bonds	Reserves	shares	earnings	Subtotal	interests	Total
Balance as of January 1, 2018	~~W~~	482,403	1,412,565	996,919	(682,556)	(1,533,054)	43,056,600	43,732,877	3,731,131	47,464,008
Adjustment on initial application of K-IFRS No. 1115, net of tax		—	—	—	—	—	(76,359)	(76,359)	(63,792)	(140,151)
Adjustment on initial application of K-IFRS No. 1109, net of tax		—	—	—	(412,102)	—	379,370	(32,732)	(19,544)	(52,276)

Adjusted balance as of January 1, 2018		482,403	1,412,565	996,919	(1,094,658)	(1,533,054)	43,359,611	43,623,786	3,647,795	47,271,581
Comprehensive income:
Profit		—	—	—	—	—	2,558,060	2,558,060	163,479	2,721,539
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(26,645)	(26,645)	(15,021)	(41,666)
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	—	(42,885)	—	—	(42,885)	12,469	(30,416)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	(13,115)	—	(12,739)	(25,854)	1,400	(24,454)
Foreign currency translation differences, net of tax		—	—	—	(48,088)	—	—	(48,088)	2,176	(45,912)
Gains or losses on valuation of derivatives, net of tax		—	—	—	(180)	—	—	(180)	6	(174)

Total comprehensive income		—	—	—	(104,268)	—	2,518,676	2,414,408	164,509	2,578,917

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(279,999)	(279,999)	(54,148)	(334,147)
Interim dividends		—	—	—	—	—	(240,001)	(240,001)	—	(240,001)
Changes in subsidiaries		—	—	—	—	—	—	—	(2,092)	(2,092)
Changes in ownership interest in subsidiaries		—	(2,504)	—	—	—	—	(2,504)	1,337	(1,167)
Repayment of hybrid bonds		—	(2,769)	(797,535)	—	—	—	(800,304)	(359,018)	(1,159,322)
Interest of hybrid bonds		—	—	—	—	—	(22,123)	(22,123)	(16,610)	(38,733)
Disposal of treasury shares		—	133	—	—	326	—	459	—	459
Others		—	3,360	—	1,253	—	(4,291)	322	(2,638)	(2,316)

Total transactions with owners of the controlling company		—	(1,780)	(797,535)	1,253	326	(546,414)	(1,344,150)	(433,169)	(1,777,319)

Balance as of September 30, 2018	~~W~~	482,403	1,410,785	199,384	(1,197,673)	(1,532,728)	45,331,873	44,694,044	3,379,135	48,073,179

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

For the nine-month periods ended September 30, 2018 and 2017

(Unaudited)

(in millions of Won)	Notes	September 30, 2018		September 30, 2017
Cash flows from operating activities
Profit		~~W~~	2,721,539	2,413,561
Adjustments for:
Depreciation			2,167,285	2,168,576
Amortization			273,674	293,555
Finance income			(558,899)	(989,761)
Finance costs			992,830	993,822
Income tax expense			1,136,869	916,334
Impairment loss on property, plant and equipment			18,890	7,426
Gain on disposal of property, plant and equipment			(36,811)	(26,254)
Loss on disposal of property, plant and equipment			78,565	115,498
Impairment loss on goodwill and intangible assets			2,075	24,898
Gain on disposal of goodwill and intangible assets			(110,814)	(22,015)
Gain on disposal of investments in subsidiaries, associates and joint ventures			(45,500)	(55,565)
Loss on disposal of investments in subsidiaries, associates and joint ventures			3,419	20,967
Share of profit of equity-accounted investees			(75,451)	(61,553)
Impairment losses on assets held for sale			47,581	—
Gain on disposals of assets held for sale			(12,123)	(1,180)
Expenses related to post-employment benefit			161,185	148,735
Impairment loss on trade and other receivables			57,225	95,662
Loss on valuation of inventories			38,227	91,325
Increase to provisions			272,796	112,609
Others, net			(9,790)	5,397

			4,401,233	3,838,476

Changes in operating assets and liabilities	36		(2,011,700)	(2,351,747)
Interest received			221,523	116,098
Interest paid			(476,728)	(471,785)
Dividends received			166,868	146,249
Income taxes paid			(803,294)	(636,053)

Net cash provided by operating activities		~~W~~	4,219,441	3,054,799

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows, Continued

For the nine-month periods ended September 30, 2018 and 2017

(Unaudited)

(in millions of Won)	Notes	September 30, 2018		September 30, 2017
Cash flows from investing activities
Acquisitions of short-term financial instruments		~~W~~	(23,743,067)	(15,270,479)
Proceeds from disposal of short-term financial instruments			22,202,267	14,856,312
Increase in loans			(421,836)	(919,634)
Collection of loans			513,881	312,201
Acquisitions of securities			(311,343)	—
Acquisitions of available-for-sale investments			—	(47,964)
Proceeds from disposal of securities			157,012	—
Proceeds from disposal of available-for-sale investments			—	774,336
Acquisitions of investment in associates and joint ventures			(22,937)	(24,671)
Proceeds from disposal of investment in associates and joint ventures			88,852	33,354
Acquisitions of investment property			(23,467)	(17,084)
Proceeds from disposal of investment property			31,159	977
Acquisitions of property, plant and equipment			(1,354,353)	(1,561,790)
Proceeds from disposal of property, plant and equipment			61,744	27,710
Acquisitions of intangible assets			(83,074)	(254,268)
Proceeds from disposal of intangible assets			50,197	26,135
Proceeds from disposal of assets held for sale			15,930	203,958
Increase (decrease) in cash from disposal of business, net of cash transferred			173,838	(53,075)
Others, net			12,710	(28,657)

Net cash used in investing activities			(2,652,487)	(1,942,639)

Cash flows from financing activities
Proceeds from borrowings			2,496,313	989,803
Repayment of borrowings			(1,448,400)	(2,118,070)
Proceeds from (repayment of) short-term borrowings, net			(194,375)	1,074,920
Capital contribution from non-controlling interests			5,808	254,407
Payment of cash dividends			(570,103)	(742,726)
Payment of interest of hybrid bonds			(42,033)	(50,820)
Repayment of hybrid bonds			(1,160,000)	—
Others, net			(30,919)	(17,807)

Net cash used in financing activities			(943,709)	(610,293)

Effect of exchange rate fluctuation on cash held			1,601	5,991

Net increase in cash and cash equivalents			624,846	507,858
Cash and cash equivalents at beginning of the period			2,612,530	2,447,619

Cash and cash equivalents at end of the period		~~W~~	3,237,376	2,955,477

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of September 30, 2018

(Unaudited)

1. General Information

General information about POSCO, its 35 domestic subsidiaries including POSCO ENGINEERING & CONSTRUCTION CO., LTD., 136 foreign subsidiaries including POSCO America Corporation (collectively, “the Company”) and its 120 associates and joint ventures are as follows:

(a)	The controlling company

POSCO, the controlling company, was incorporated on April 1, 1968, to manufacture and sell steel rolled products and plates in the domestic and overseas markets.

The shares of POSCO have been listed on the Korea Exchange since 1988. POSCO owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea and it also operates internationally through six of its overseas liaison offices.

As of September 30, 2018, the shares of the POSCO are listed on the Korea Exchange, while its depository receipts are listed on the New York Stock Exchange.

(b)	Consolidated subsidiaries included for the first time during the nine-month period ended September 30, 2018 were as follows:

Company	Date of inclusion	Ownership (%)	Reason
POS-LT PTY LTD	March 2018	100.00	New establishment
POSCO SINGAPORE LNG TRADING PTE. LTD.	June 2018	100.00	New establishment
ZHEJIANG POSCO-HUAYOU ESM CO., LTD	June 2018	100.00	New establishment

(c)	Subsidiaries excluded from consolidation during the nine-month period ended September 30, 2018 were as follows:

Company	Date of exclusion	Reason
KIS Devonian Canada Corporation	February 2018	Merged into POSCO DAEWOO E&P CANADA CORPORATION
POSCO-CDSFC	February 2018	Merged into POSCO China Dalian Plate Processing Center Co., Ltd.
POCA STEM Co., Ltd.	March 2018	Liquidation
POSCO E&C VENEZUELA C.A.	March 2018	Liquidation
PT PEN INDONESIA	March 2018	Merged into PT. POSCO E&C INDONESIA
Kyobo Securities Bond Plus 6M Professional Private Equity Trust W-2	April 2018	Disposal
Mirae Asset Smart Q Sigma 2.0 Professional Private Equity Trust	May 2018	Disposal
Kyobo Securities Bond Plus 6M Professional Private Equity Trust W-5	May 2018	Disposal
POSCO RUS LLC	May 2018	Liquidation
POSPOWER Co., Ltd.	July 2018	Reclassification to an associate upon loss of control due to a decline in ownership
POSCO MESDC S.A. DE C.V.	August 2018	Merged into POSCO MEXICO S.A. DE C.V.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

2. Statement of Compliance

Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Corporations.

These condensed consolidated interim financial statements have been prepared in accordance with K-IFRS No. 1034 “Interim Financial Reporting” as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual consolidated financial statements as of and for the year ended December 31, 2017. These condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements.

In 2018, the Company adopted K-IFRS No. 1115 “Revenue from Contracts with Customers” and K-IFRS No. 1109 “Financial Instruments” for the first time. Changes to significant accounting policies are described in Note 3.

Use of estimates and judgments

(a)	Judgments, assumptions and estimation uncertainties

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements, except for new significant judgments and key sources of estimation uncertainty related to the application of K-IFRS No. 1115 “Revenue from Contracts with Customers” and K-IFRS No. 1109 “Financial Instruments”, which are described in Note 3.

(b)	Measurement of fair value

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

Significant valuation issues are reported to the Company’s Audit Committee.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 - inputs other than quoted prices included in Level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3 - inputs for the assets or liabilities that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about the assumptions made in measuring fair value is included in Note 21.

3. Summary of Significant Accounting Policies

Except as described in K-IFRS No. 1034 “Interim Financial Reporting” and below, the accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those applied by the Company in its consolidated financial statements as of and for the year ended December 31, 2017.

Changes in Accounting Policies

The Company has initially adopted K-IFRS No. 1115 “Revenue from Contracts with Customers” and K-IFRS No. 1109 “Financial Instruments” from January 1, 2018. The Company also expects to apply the accounting policies set out below for its annual reporting period ending December 31, 2018.

The effect of initially applying these standards is mainly attributed to the following:

•	identify the shipping services included in certain sales contracts as a separate performance obligation

•	determine separate construction contracts such as design, purchase and construction services which are highly dependent or correlated as a single performance obligation

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

•	estimate variable consideration such as sales discount and price adjustments based on performance

•	change in the method of revenue recognition from certain construction contracts and service contracts without enforceable right to payment for performance completed

•	change in percentage of completion due to excessive use of materials

•	recognize as an expense immediately of prepaid contract cost unless those costs are explicitly chargeable to the customers regardless of whether the contract is obtained

•	change in classification and subsequent measurement of financial assets

•	increase in impairment loss on financial assets

(a)	K-IFRS No. 1115 “Revenue from Contracts with Customers”

K-IFRS No. 1115 “Revenue from Contracts with Customers” provides a unified five-step model for determining the timing, measurement and recognition of revenue. It replaced previous revenue recognition guidance, including K-IFRS No. 1018 “Revenue”, K-IFRS No. 1011 “Construction Contracts”, K-IFRS No. 2031 “Revenue- Barter Transactions Involving Advertising Services”, K-IFRS No. 2113 “Customer Loyalty Programs”, K-IFRS No. 2115 “Agreements for the Construction of Real Estate”, and K-IFRS No. 2118 “Transfers of Assets from Customers”.

The Company applied the modified retrospective approach by recognizing the cumulative impact of initially applying the revenue standard as of January 1, 2018, the date of initial application, and the Company also decided to apply the practical expedients as allowed by K-IFRS No. 1115 by applying the new standard only to those contracts that are not considered as completed contracts at the date of initial application. Accordingly, the Company did not restate the financial statements for comparative periods.

The following table summarizes the impact, net of tax, of transition to K-IFRS No. 1115 on retained earnings and non-controlling interests as of January 1, 2018.

(in millions of Won)	Retained earnings		Non-controlling interests
Shipping services included in the sales contract	~~W~~	(949)	(156)
Separate construction contract determined to be a single performance obligation		452	628
Variable consideration for sales discounts and price adjustments based on performance		(2,773)	88
Change in revenue recognition method for contracts without enforceable right to payment		(6,481)	(5,847)
Change in percentage of completion due to excessive use of materials		(2,855)	(1,512)
Recognize prepaid contract cost as an expense		(63,753)	(56,993)

	~~W~~	(76,359)	(63,792)

The details of new significant accounting policies and impacts of the adoption of K-IFRS No. 1115 are as follows:

1) Identification of performance obligations

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

The Company holds certain contracts for sales of manufactured product and merchandise which include transport service. When applying K-IFRS No. 1115, sales of manufactured products or merchandise and delivery of products (i.e. shipping service) are identified as separate performance obligations in the contracts with customers. For transactions for which the shipping terms are on shipment basis and the customer pays shipping costs, the two performance obligations are separately accounted for because delivery of products is performed after the control over the products is transferred to the customer. The transaction price allocated to the performance obligation of delivery service will be recognized when the obligation of delivery of the product is completed.

The Company identified shipping service included in the sales contract as a separate performance obligation that will be satisfied over the promised service period. This change in relevant accounting policy resulted in decreases in revenue, cost of sales and selling and administrative expenses, increases in other current assets and contract liabilities and decrease in other payables as of and for the nine-month period ended September 30, 2018.

Certain construction contracts of the Company includes design, purchase and construction services through separate service contracts. According to K-IFRS No. 1115, if service or goods provided by the Company are highly dependent or correlated, the Company should identify them as a single performance obligation regardless of the number of contracts made.

The Company considered each service contract as a combined single obligation and identified as a single performance obligation. This change in relevant accounting policy resulted in increases in revenue and contract assets as of and for the nine-month period ended September 30, 2018.

2) Variable consideration

Under K-IFRS No. 1115, the Company estimates the amount of variable consideration by using the expected value which the Company expects to better predict the amount of consideration. The Company recognizes revenue with transaction price including variable consideration only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the refund period has lapsed.

In certain sales arrangements, unit price is subject to adjustment due to quality of products. A certain percentage of sales discount is also provided in case customers make payment before the settlement due date. In addition, certain service contracts are subject to compensation payment if the Company fails to achieve a promised level of obligation.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

The Company changed its accounting treatment regarding variable consideration in accordance with K-IFRS No. 1115. This change in relevant accounting policy resulted in decrease in revenue and increase in contract liabilities as of and for the nine-month period ended September 30, 2018.

3) Performance obligation satisfied over time

In accordance with K-IFRS No. 1115, revenue is recognized over time by measuring progress only if the Company’s performance does not create an asset with an alternative use to the Company and the Company has an enforceable right to payment for performance completed to date.

The Company has determined that it has no enforceable right to payment for performance completed to date for certain service contracts including construction service of which the Company provides. This change in relevant accounting policy resulted in increases in revenue and cost of sales, decreases in contract assets and contract liabilities and increase in inventories as of and for the nine-month period ended September 30, 2018.

According to K-IFRS No. 1115, the effects of any inputs that do not depict the transfer of control of goods or services to the customer such as the costs of wasted materials, labor or other resources to fulfil the contract that were not reflected in the price of the contract should be excluded from calculating percentage of completion. This change in relevant accounting policy resulted in increase in revenue and decreases in contract assets and liabilities as of and for the nine-month period ended September 30, 2018.

4) Incremental costs of obtaining a contract

In accordance with K-IFRS No. 1115, the Company recognizes as an asset the incremental costs of obtaining a contract with a customer if the Company expects to recover those costs, and costs that are recognized as assets are amortized over the period that the related goods or services are transferred to the customer.

Certain costs incurred in construction segment such as costs to obtain a contract that would have been incurred regardless of whether the contract was obtained is recognized as an expense immediately, unless those costs are explicitly chargeable to the customer regardless of whether the contract is obtained. Such costs have been previously capitalized if it is probable the related contracts will be entered into. This change in relevant accounting policy resulted in decreases in revenue, cost of sales and finance costs, increase in selling and administrative expenses, decreases in contract assets, other current assets and provisions and increase in contract liabilities as of and for the nine-month period ended September 30, 2018.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

5) Impact of changes in accounting policies

The effects of adoption of K-IFRS No. 1115 to the Company’s condensed consolidated interim statements of financial position and condensed consolidated interim statements of comprehensive income as of and for the nine-month period ended September 30, 2018 are as follows. There is no material impact on the Company’s condensed consolidated interim statements of cash flows for the nine-month period ended September 30, 2018.

(in millions of Won)	As reported		Adjustments of K-IFRS No. 1115	Amounts without adoption of K-IFRS No. 1115
Condensed interim financial statements of financial position
Current assets	~~W~~	35,395,137	229,604	35,624,741
Trade accounts and notes receivable		9,829,193	146,873	9,976,066
Inventories		10,911,145	(253)	10,910,892
Other current assets		881,501	82,983	964,484
Non-current assets		45,947,870	(40,756)	45,907,114
Deferred tax assets		1,504,719	(40,756)	1,463,963
Current liabilities		20,165,722	58,823	20,224,545
Others payables		1,692,706	26,295	1,719,001
Current income tax liabilities		875,391	126	875,517
Provisions		247,039	(30,958)	216,081
Other current liabilities		1,745,979	63,360	1,809,339
Retained earnings		45,331,873	69,190	45,401,063
Non-controlling interests		3,379,135	60,836	3,439,971

Condensed interim statements of comprehensive income
Revenue	~~W~~	48,356,306	(49,190)	48,307,116
Cost of sales		(41,415,278)	45,303	(41,369,975)
Selling and administrative expenses		(2,669,933)	(7,245)	(2,677,178)
Finance costs		(1,751,851)	175	(1,751,676)
Profit before income tax		3,858,408	(10,957)	3,847,451
Income tax expense		(1,136,869)	832	(1,136,037)
Profit		2,721,539	(10,125)	2,711,414

(b)	K-IFRS No. 1109 “Financial Instruments”

K-IFRS No. 1109 “Financial Instruments” regulates requirements for measurement and recognition of certain contracts in relation to trading financial assets and liabilities or nonfinancial items. It replaced existing guidance in K-IFRS No. 1039 “Financial Instruments: Recognition and Measurement”.

The Company applied retrospectively the standard with exemptions where an entity is not required to restate the comparative information for prior periods in relation to classification and measurement (including impairment) changes. The Company recognized the cumulative effect resulting from initial application of K-IFRS No. 1109 as reserves, retained earnings and non-controlling interests of the Company at the date of initial application.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

The following table summarizes the impact, net of tax, of transition to K-IFRS No. 1109 on reserves, retained earnings and non-controlling interests as of January 1, 2018.

(in millions of Won)	Reserves	Retained earnings	Non-controlling interests
Classification to fair value through profit or loss in securities and select to fair value through other comprehensive income in equity securities	~~W~~ (412,102)	412,102	—
Recognition of expected credit losses	—	(32,732)	(19,544)

	~~W~~ (412,102)	379,370	(19,544)

The details of new significant accounting policies and the nature and effect of the changes to previous accounting policies are set out below.

1) Classification and measurement of financial assets and financial liabilities

When applying K-IFRS No. 1109, the classification of financial assets is driven by the Company’s business model for managing the financial assets and contractual terms of cash flow.

The following table shows the classification of financial assets measured subsequently at amortized cost, at fair value through other comprehensive income and at fair value through profit or loss. If a hybrid contract contains a host that is a financial asset, the classification of the hybrid contract is determined for the entire contract without separating the embedded derivative.

Business model	Contractual cash flows are solely payments of principal and interests	All other cases
To collect contractual cash flows	Amortized cost(*1)
Both to collect contractual cash flows and sell financial assets	Fair value through other comprehensive income(*1)	Fair value through profit or loss(*2)
For trading, and others	Fair value through profit or loss

(*1)	The Company may irrevocably designate as at fair value through profit or loss to eliminate or significantly reduce an accounting mismatch.
(*2)	The Company may irrevocably designate equity investments that is not held for trading as at fair value through other comprehensive income.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

Financial assets measured at amortized cost are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, gains and losses on foreign currency translation and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt instruments measured at fair value through other comprehensive income are subsequently measured at fair value. Interest income calculated using the effective interest method, gains and losses on foreign currency translation and impairment are recognized in profit or loss. Other net gains and losses are recognized in other comprehensive income. On derecognition, gains and losses accumulated in other accumulated comprehensive income are reclassified to profit or loss.

Equity instruments measured at fair value through other comprehensive income are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in other comprehensive income and never reclassified to profit or loss.

Financial assets measured at fair value through profit or loss are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

As of January 1, 2018, the date of initial application, the measurement categories and carrying amounts of financial assets in accordance with K-IFRS No. 1039 “Financial Instruments: Recognition and Measurement” and K-IFRS No. 1109 “Financial Instruments” are as follows:

(in millions of Won)	Original classification under K-IFRS No. 1039	Original carrying amounts under K-IFRS No. 1039		New classification under K-IFRS No. 1109	New carrying amounts under K-IFRS No. 1109
Derivative assets	Financial assets at fair value through profit or loss	~~W~~	65,051	Fair value through profit or loss	~~W~~	65,051
	Hedging instrument		3,239	Hedging instrument		3,239
Cash and cash equivalents	Loans and receivables		2,612,530	Amortized cost		2,612,530
Trade accounts and notes receivable(*1)	Loans and receivables		8,901,867	Amortized cost		8,839,978
Other receivables(*1)	Loans and receivables		2,195,466	Fair value through profit or loss		1,898
				Amortized cost		2,188,820
Equity securities(*2)	Available-for-sale financial assets		1,421,295	Fair value through profit or loss		17,812
				Fair value through other comprehensive income		1,403,483
Debt securities(*2)	Available-for-sale financial assets		190,579	Fair value through profit or loss		188,276
	Held-to-maturity financial assets			Fair value through other comprehensive income		2,303
			5,211	Amortized cost		5,211
Other Securities(*2)	Available-for-sale financial assets		366,241	Fair value through profit or loss		366,241
Deposit instruments	Loans and receivables		1,358,311	Amortized cost		1,358,311
Short-term financial instruments	Financial assets at fair value through profit or loss		1,970	Fair value through profit or loss
	Loans and receivables		5,545,667			5,547,637

(*1)

As a result of the adoption of K-IFRS No. 1109, as of January 1, 2018, the date of initial application, loss allowance was increased by ~~W~~66,637 million, retained earnings and non-controlling interests were decreased by ~~W~~32,732 million and ~~W~~19,544 million, respectively.

(*2)

As a result of the adoption of K-IFRS No. 1109, as of January 1, 2018, the date of initial application, with respect to securities classified as fair value through profit or loss and equity securities determined fair value through other comprehensive income, reserves were decreased by ~~W~~412,102 million and retained earnings were increased by ~~W~~412,102 million.

K-IFRS No. 1109 “Financial Instruments” retains most of the requirements of K-IFRS 1039 “Financial Instruments: Recognition and Measurement” for the classification and measurement of financial liabilities. Accordingly, the application of K-IFRS No. 1109 “Financial Instruments” has no significant effect on the Company’s accounting policies related to financial liabilities.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

2) Impairment of financial assets

K-IFRS No. 1109 replaces the incurred loss model in K-IFRS No. 1039 with a forward-looking expected credit loss model for debt instruments, lease receivables, contractual assets, loan commitments, and financial guarantee contracts.

Under K-IFRS No. 1109, impairment losses are likely to be recognized earlier than using the incurred loss model under the existing guidance in K-IFRS No. 1039 as loss allowances is measured either 12-month or lifetime expected credit loss based on the extent of increase in credit risk.

If credit risk has increased significantly since the initial recognition, a loss allowance for lifetime expected credit loss is required to be measured at the end of every reporting period. If credit risk has not increased significantly since the initial recognition, a loss allowance is measured based on 12-month expected credit loss.

If the financial instrument has low credit risk at the end of the reporting period, the Company may assume that the credit risk has not increased significantly since initial recognition. However, a loss allowance for lifetime expected credit losses is required for contract assets or trade receivables that do not contain a significant financing component.

As of January 1, 2018, the date of initial application, the Company recognized an increase in loss allowances of ~~W~~66,637 million and decreases in retained earnings and non-controlling interests of ~~W~~32,732 million and ~~W~~19,544 million, respectively.

3) Hedge Accounting

Regarding the initial application of K-IFRS No. 1109, the Company determined to consistently apply hedge accounting requirements of K-IFRS No. 1039.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

New standards and interpretations not yet adopted

The following new standard has been published but is not mandatory for the Company for annual period beginning after January 1, 2018, and the Company has not early adopted them.

(a) K-IFRS No. 1116 “Leases”

K-IFRS No. 1116 “Leases” will replace K-IFRS No. 1017 “Leases” and K-IFRS No. 2104 “Determining whether an Arrangement contains a Lease”. It is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted for a company which has adopted K-IFRS No. 1115.

As a lessee, the Company shall apply this standard using one of the following two methods; (a) retrospectively to each prior reporting period presented in accordance with K-IFRS No. 1008 “Accounting Policies, Changes in Accounting Estimates and Errors” but using the practical expedients for completed contracts- i.e. completed contracts as of the beginning of the earliest prior period presented are not restated; or (b) retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application.

K-IFRS No. 1116 suggests a single accounting model that requires a lessee to recognize lease related asset and liability in the financial statements. A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. The lessee may elect not to apply the requirements to short-term lease with a term of 12 months or less at the commencement date or low value assets. Accounting treatment for lessor is similar to the existing standard which classifies lease into finance and operating lease.

Application of K-IFRS No. 1116 will change current operating lease expense which has been recognized in straight-line method into depreciation expense of right-of-use asset and interest expense of lease liability, and therefore, nature of expense recognized in relation to lease will change. However, it is expected that there will be no significant impact on finance lease.

The Company has initiated procedures to prepare for changes related to K-IFRS No. 1116, and the Company is proceeding with the analysis of the impact on the financial statements resulting from the application of K-IFRS No. 1116.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of September 30, 2018 and December 31, 2017 are as follows:

(in millions of Won)	September 30, 2018		December 31, 2017
Current
Trade accounts and notes receivable	~~W~~	9,452,958	8,583,311
Finance lease receivables		2,617	10,469
Due from customers for contract work		914,394	850,301
Less: Allowance for doubtful accounts		(540,776)	(493,533)

	~~W~~	9,829,193	8,950,548

Non-current
Trade accounts and notes receivable	~~W~~	549,995	871,432
Finance lease receivables		—	734
Less: Allowance for doubtful accounts		(106,143)	(140,596)

	~~W~~	443,852	731,570

Trade accounts and notes receivable sold to financial institutions, for which the derecognition conditions were not met, amounted to ~~W~~408,875 million and ~~W~~309,964 million as of September 30, 2018 and December 31, 2017, respectively. The fair value of trade accounts and notes receivable approximates carrying amounts. These trade accounts and notes receivable are accounted for short-term borrowings from financial institutions. (Note 15)

5. Other Receivables

Other receivables as of September 30, 2018 and December 31, 2017 are as follows:

(in millions of Won)	September 30, 2018		December 31, 2017
Current
Loans	~~W~~	550,718	617,696
Other accounts receivable		1,187,966	960,543
Accrued income		214,847	179,971
Deposits		106,932	107,137
Others		13,439	18,925
Less: Allowance for doubtful accounts		(199,870)	(248,266)

	~~W~~	1,874,032	1,636,006

Non-current
Loans	~~W~~	848,509	874,158
Other accounts receivable		133,846	92,939
Accrued income		1,842	1,663
Deposits		153,637	122,485
Less: Allowance for doubtful accounts		(239,116)	(212,069)

	~~W~~	898,718	879,176

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

6. Other Financial Assets

Other financial assets as of September 30, 2018 and December 31, 2017 are as follows:

(in millions of Won)	September 30, 2018		December 31, 2017
Current
Derivatives assets	~~W~~	40,056	63,912
Debt securities		85,358	—
Financial assets held for trading		—	1,970
Available-for-sale securities (bonds)		—	136,141
Current portion of held-to-maturity securities		—	421
Deposit instruments(*1,2)		1,872,231	1,297,769
Short-term financial instruments(*2)		6,527,794	5,545,667

	~~W~~	8,525,439	7,045,880

Non-current
Derivatives assets	~~W~~	767	4,378
Equity securities(*3)		1,449,458	—
Debt securities		23,608	—
Other securities(*3)		334,592	—
Available-for-sale securities (equity instruments)(*3)		—	1,730,753
Available-for-sale securities (bonds)		—	54,439
Available-for-sale securities (others)		—	56,782
Held-to-maturity securities		—	4,790
Deposit instruments(*2)		36,027	60,542

	~~W~~	1,844,452	1,911,684

(*1)	As of September 30, 2018 and December 31, 2017, ~~W~~6,332 million and ~~W~~10,080 million, respectively, are restricted for the use in a government project.
(*2)

As of September 30, 2018 and December 31, 2017, financial instruments amounting to ~~W~~56,217 million and ~~W~~78,477 million, respectively, are restricted for use in financial arrangements, pledge and others.

(*3)

As of September 30, 2018 and December 31, 2017, ~~W~~136,341 million and ~~W~~136,099 million of equity and other securities, respectively, have been provided as collateral for borrowings, construction projects and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

7. Inventories

Inventories as of September 30, 2018 and December 31, 2017 are as follows:

(in millions of Won)	September 30, 2018		December 31, 2017
Finished goods	~~W~~	1,538,058	1,526,628
Merchandise		1,054,335	930,558
Semi-finished goods		1,730,984	1,721,130
Raw materials		2,712,058	2,329,268
Fuel and materials		844,706	808,016
Construction inventories		868,552	849,266
Materials-in-transit		2,196,911	1,818,576
Others		68,433	103,144

		11,014,037	10,086,586

Less: Allowance for inventories valuation		(102,892)	(135,631)

	~~W~~	10,911,145	9,950,955

The amounts of loss on valuation of inventories recognized within cost of sales during the nine-month period ended September 30, 2018 and the year ended December 31, 2017 were ~~W~~38,227 million and ~~W~~78,560 million, respectively.

8. Assets Held for Sale

Details of assets held for sale as of September 30, 2018 and December 31, 2017 are as follows:

	September 30, 2018		December 31, 2017
(in millions of Won)	Subsidiaries(*1)		The controlling company	Subsidiaries(*2)	Total
Assets
Other financial assets	~~W~~	5,281	—	—	—
Property, plant and equipment		71,340	392	71,340	71,732
Intangible assets		12,345	—	—	—
Others		—	—	36	36

	~~W~~	88,966	392	71,376	71,768

(*1)

During the nine-month period ended September 30, 2018 POSCO DAEWOO E&P CANADA CORPORATION, a subsidiary of the Company, decided to sell mining rights related to the Canadian tight oil gas project and classified corresponding intangible asset of ~~W~~59,536 million as assets held for sale. During the nine-month period ended September 30, 2018, ~~W~~47,191 million, the difference between the net fair value and the book value of the related mining rights, was recognized as an impairment loss on assets held for sale.

(*2)

During the year ended December 2017, POSCO ENGINEERING & CONSTRUCTION CO., LTD., a subsidiary of the Company, determined to dispose of the office building, Seomyeon Fiesta, in Busan and classified the related property, plant and equipment amounting to ~~W~~71,340 million as assets held for sale.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

9. Investments in Associates and Joint Ventures

(a)	Details of investments in associates as of September 30, 2018 and December 31, 2017 are as follows:

(in millions of Won)	September 30, 2018						December 31, 2017
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value
[Domestic]
EQP POSCO Global NO1 Natual Resources Private Equity Fund	178,713,975,892	31.14	~~W~~	178,787	~~W~~	174,461	175,553
POSPOWER Co., Ltd.(*1)	4,507,138	34.00		164,757		163,905	—
SNNC	18,130,000	49.00		90,650		119,038	110,424
QSONE Co.,Ltd.	200,000	50.00		84,395		85,272	85,049
Chun-cheon Energy Co., Ltd.(*2)	16,098,143	45.67		80,491		66,262	74,378
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd	2,008,000	29.53		10,040		17,774	17,252
BLUE OCEAN Private Equity Fund	333	27.52		33,300		17,068	19,620
Daesung Steel(*4)	108,038	17.54		14,000		15,566	15,500
Incheon-Gimpo Expressway Co., Ltd.(*2,4)	9,032,539	18.26		45,163		14,955	31,660
Keystone-HYUNDAI SECURITIES NO. 1. Private Equity Fund	13,800,000	40.45		13,800		10,438	12,379
UITrans LRT Co., Ltd.(*2)	7,714,380	38.19		38,572		8,393	15,841
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund(*4)	6,485	12.50		6,485		5,739	6,828
KONES, Corp.	3,250,000	41.67		6,893		2,285	2,827
Others (40 companies)(*2)						84,438	67,325

						785,594	634,636

[Foreign]
AES-VCM Mong Duong Power Company Limited(*3)	—	30.00		164,303		219,489	142,348
South-East Asia Gas Pipeline Company Ltd.	135,219,000	25.04		135,899		186,162	197,069
7623704 Canada Inc.(*4)	114,452,000	10.40		124,341		127,192	121,702
Eureka Moly LLC	—	20.00		240,123		82,251	79,398
AMCI (WA) PTY LTD	49	49.00		209,664		58,495	63,378
Nickel Mining Company SAS	3,234,698	49.00		157,585		40,546	45,905
KOREA LNG LTD.	2,400	20.00		135,205		38,658	33,422
NCR LLC	—	29.41		37,939		36,247	33,738
PT. Batutua Tembaga Raya	128,285	22.00		21,824		21,824	21,823
PT. Wampu Electric Power(*2)	8,708,400	20.00		10,054		15,141	13,391
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd	10,200,000	34.00		9,517		15,105	15,617
POSCO SeAH Steel Wire(Nantong) Co., Ltd.	50	25.00		4,723		6,480	6,517
Others (27 companies)(*2)						106,870	111,497

						954,460	885,805

					~~W~~	1,740,054	1,520,441

(*1)

During the nine-month period ended September 30, 2018, the Company disposed of 63.53% of shares in POSPOWER Co., Ltd., which resulted in the Company’s loss of control, and the Company classified the remaining investment as investment in an associate.

(*2)

As of September 30, 2018 and December 31, 2017, investments in associates amounting to ~~W~~294,913 million and ~~W~~158,370 million, respectively, are provided as collateral in relation to the associates’ borrowings.

(*3)	As of September 30, 2018 and December 31, 2017, shares of PSC Energy Global Co., Ltd., a subsidiary of the Company, are provided as collateral in relation to the associates’ borrowings.
(*4)

As of September 30, 2018, it was classified as an associate even though the Company’s ownership percentage is less than 20% of ownership percentage since the Company has significant influence over the investee when considering its structure of the Board of Directors and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

(b)	Details of investments in joint ventures as of September 30, 2018 and December 31, 2017 are as follows:

(in millions of Won)	September 30, 2018						December 31, 2017
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value
[Domestic]
POSCO MITSUBISHI CARBON TECHNOLOGY	11,568,000	60.00	~~W~~	115,680	~~W~~	166,351	110,760
Others (7 companies)						9,249	6,094

						175,600	116,854

[Foreign]
Roy Hill Holdings Pty Ltd(*1)	13,117,972	12.50		1,528,672		1,051,547	1,125,133
POSCO-NPS Niobium LLC	325,050,000	50.00		364,609		361,750	348,836
KOBRASCO	2,010,719,185	50.00		32,950		110,688	108,485
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	—	25.00		61,961		87,760	88,305
DMSA/AMSA(*1)	—	4.00		314,231		54,870	56,735
CSP - Compania Siderurgica do Pecem	1,108,696,532	20.00		558,821		5,130	146,427
Others (14 companies)						43,267	46,716

						1,715,012	1,920,637

					~~W~~	1,890,612	2,037,491

(*1)	As of September 30, 2018 and December 31, 2017, the investments in joint ventures are provided as collateral in relation to the joint ventures’ borrowings.

(c)	The movements of investments in associates and joint ventures for the nine-month period ended September 30, 2018 and the year ended December 31, 2017 were as follows:

1)	For the nine-month period ended September 30, 2018

(in millions of Won)
Company	December 31, 2017 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(*1)	September 30, 2018 Book value
[Domestic]
EQP POSCO Global NO1 Natual Resources Private Equity Fund	~~W~~	175,553	—	—	(1,092)	—	174,461
POSPOWER Co., Ltd.		—	176,731	—	(770)	(12,056)	163,905
SNNC		110,424	—	—	8,614	—	119,038
QSONE Co.,Ltd.		85,049	—	(550)	773	—	85,272
Chun-cheon Energy Co., Ltd		74,378	—	—	(8,116)	—	66,262
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		17,252	—	—	522	—	17,774
BLUE OCEAN Private Equity Fund		19,620	—	—	(1,119)	(1,433)	17,068
Daesung Steel		15,500	—	—	66	—	15,566
Incheon-Gimpo Expressway Co., Ltd.		31,660	—	—	(16,705)	—	14,955
Keystone NO. 1. Private Equity Fund		12,379	—	—	(2,041)	100	10,438
UITrans LRT Co., Ltd.		15,841	—	—	(7,448)	—	8,393
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund		6,828	—	—	(1,089)	—	5,739
KONES, Corp.		2,827	—	—	(542)	—	2,285
POSCO MITSUBISHI CARBON TECHNOLOGY		110,760	—	—	55,591	—	166,351
Others (47 companies)		73,419	21,560	(302)	304	(1,294)	93,687

		751,490	198,291	(852)	26,948	(14,683)	961,194

[Foreign]
AES-VCM Mong Duong Power Company Limited		142,348	—	(15,225)	22,786	69,580	219,489
South-East Asia Gas Pipeline Company Ltd.		197,069	—	(17,354)	14,186	(7,739)	186,162
7623704 Canada Inc.		121,702	—	(4,509)	5,242	4,757	127,192
Eureka Moly LLC		79,398	—	—	(204)	3,057	82,251
AMCI (WA) PTY LTD.		63,378	—	—	(2,395)	(2,488)	58,495
Nickel Mining Company SAS		45,905	—	—	(5,964)	605	40,546
KOREA LNG LTD.		33,422	—	(7,635)	7,623	5,248	38,658
NCR LLC		33,738	277	—	(144)	2,376	36,247
PT. Batutua Tembaga Raya		21,823	—	—	(525)	526	21,824
PT. Wampu Electric Power		13,391	—	—	1,241	509	15,141
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		15,617	—	—	(311)	(201)	15,105
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		6,517	—	—	93	(130)	6,480
Roy Hill Holdings Pty Ltd.		1,125,133	—	—	46,764	(120,350)	1,051,547
POSCO-NPS Niobium LLC		348,836	—	(14,981)	14,308	13,587	361,750
KOBRASCO		108,485	—	(35,353)	53,730	(16,174)	110,688
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		88,305	—	—	399	(944)	87,760
DMSA/AMSA		56,735	9,608	—	(13,822)	2,349	54,870
CSP - Compania Siderurgica do Pecem		146,427	—	—	(132,460)	(8,837)	5,130
Others (41 companies)		158,213	1,422	(21,542)	37,956	(25,912)	150,137

		2,806,442	11,307	(116,599)	48,503	(80,181)	2,669,472

	~~W~~	3,557,932	209,598	(117,451)	75,451	(94,864)	3,630,666

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

(*1)

Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals, change in capital adjustments arising from translations of financial statements of foreign investees and others.

2)	For the year ended December 31, 2017

(in millions of Won)
Company	December 31, 2016 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(*1)	December 31, 2017 Book value
[Domestic]
EQP POSCO Global NO1 Natual Resources Private Equity Fund	~~W~~	175,690	—	—	418	(555)	175,553
SNNC		107,859	—	—	2,370	195	110,424
QSONE Co., Ltd.		84,799	—	(368)	618	—	85,049
Chun-cheon Energy Co., Ltd		45,077	27,791	—	1,510	—	74,378
Incheon-Gimpo Expressway Co., Ltd.		37,372	—	—	(6,463)	751	31,660
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		12,551	—	—	4,701	—	17,252
BLUE OCEAN Private Equity Fund		35,752	—	—	(8,154)	(7,978)	19,620
Daesung Steel		12,302	—	—	3,198	—	15,500
Keystone NO. 1. Private Equity Fund		13,314	—	—	(886)	(49)	12,379
UITrans LRT Co., Ltd.		17,851	—	—	(2,010)	—	15,841
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund		11,890	—	—	(197)	(4,865)	6,828
KONES, Corp.		5,641	—	—	(2,774)	(40)	2,827
POSCO MITSUBISHI CARBON TECHNOLOGY		83,113	—	—	27,582	65	110,760
Others (40 companies)		55,061	28,348	(137)	(7,995)	(1,858)	73,419

		698,272	56,139	(505)	11,918	(14,334)	751,490

[Foreign]
AES-VCM Mong Duong Power Company Limited		167,141	—	(30,798)	19,644	(13,639)	142,348
South-East Asia Gas Pipeline Company Ltd.		215,996	—	(37,016)	42,896	(24,807)	197,069
7623704 Canada Inc.		137,512	—	(7,563)	7,468	(15,715)	121,702
Eureka Moly LLC		89,601	—	—	(35)	(10,168)	79,398
AMCI (WA) PTY LTD		70,501	—	—	(4,299)	(2,824)	63,378
Nickel Mining Company SAS		45,138	—	—	424	343	45,905
KOREA LNG LTD.		63,058	—	(6,466)	(70,180)	47,010	33,422
NCR LLC		36,738	276	—	(60)	(3,216)	33,738
PT. Batutua Tembaga Raya		22,723	—	—	260	(1,160)	21,823
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		18,008	—	—	(1,268)	(1,123)	15,617
PT. Wampu Electric Power		8,706	—	—	5,927	(1,242)	13,391
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		6,840	—	—	303	(626)	6,517
Roy Hill Holdings Pty Ltd		1,186,859	—	—	46,020	(107,746)	1,125,133
POSCO-NPS Niobium LLC		393,570	—	(17,277)	17,173	(44,630)	348,836
KOBRASCO		88,308	—	(22,135)	56,445	(14,133)	108,485
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		97,369	—	(5,542)	1,555	(5,077)	88,305
DMSA/AMSA		74,935	13,712	—	(22,339)	(9,573)	56,735
CSP - Compania Siderurgica do Pecem		330,463	—	—	(147,847)	(36,189)	146,427
Others (40 companies)		130,651	22,209	(4,408)	46,535	(36,774)	158,213

		3,184,117	36,197	(131,205)	(1,378)	(281,289)	2,806,442

	~~W~~	3,882,389	92,336	(131,710)	10,540	(295,623)	3,557,932

(*1)

Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals, change in capital adjustments arising from translations of financial statements of foreign investees and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

(d)	Summarized financial information of associates and joint ventures as of and for the nine-month period September 30, 2018 and the year ended December 31, 2017 is as follows:

1)	September 30, 2018

(in millions of Won)
Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	~~W~~	556,293	766	555,527	—	4,576
POSPOWER Co., Ltd.		306,235	1,750	304,485	—	(3,188)
SNNC		655,462	386,423	269,039	501,348	22,584
QSONE Co., Ltd.		249,072	78,528	170,544	12,172	1,546
Chun-cheon Energy Co., Ltd		660,361	509,776	150,585	248,603	(10,357)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		64,074	34,196	29,878	16,237	1,767
BLUE OCEAN Private Equity Fund		308,562	175,196	133,366	340,997	(2,462)
Daesung Steel		169,856	112,498	57,358	55,578	378
Incheon-Gimpo Expressway Co., Ltd.		1,057,062	937,449	119,613	—	(90,282)
Keystone NO. 1. Private Equity Fund		176,731	145,737	30,994	8,447	(5,805)
UITrans LRT Co., Ltd.		489,759	428,878	60,881	9,531	(18,992)
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund		46,834	919	45,915	1,222	(8,706)
KONES, Corp.		1,438	1,587	(149)	2,464	(1,300)
POSCO MITSUBISHI CARBON TECHNOLOGY		500,493	223,842	276,651	227,356	92,856
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,898,964	1,155,516	743,448	252,315	53,495
7623704 Canada Inc.		1,236,435	1,283	1,235,152	—	52,669
Nickel Mining Company SAS		476,289	343,832	132,457	143,112	(10,179)
KOREA LNG LTD.		193,354	63	193,291	39,336	38,120
PT. Batutua Tembaga Raya		342,786	278,919	63,867	100,069	(2,085)
PT. Wampu Electric Power		220,942	148,233	72,709	19,062	6,203
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		73,516	23,341	50,175	95,076	(983)
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		62,114	34,958	27,156	64,998	365
Roy Hill Holdings Pty Ltd		9,594,392	6,095,623	3,498,769	2,027,373	259,117
POSCO-NPS Niobium LLC		723,296	—	723,296	—	28,617
KOBRASCO		305,634	84,257	221,377	163,681	107,461
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		707,969	384,545	323,424	995,789	1,597
DMSA/AMSA		5,705,262	4,334,231	1,371,031	556,973	(345,381)
CSP - Compania Siderurgica do Pecem		3,992,792	4,088,644	(95,852)	1,355,335	(653,671)

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

2)	December 31, 2017

(in millions of Won)
Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	~~W~~	562,698	866	561,832	—	1,261
SNNC		705,975	459,519	246,456	576,023	2,417
QSONE Co., Ltd.		248,779	78,680	170,099	15,297	1,236
Chun-cheon Energy Co., Ltd		700,079	539,137	160,942	164,294	(8,250)
Incheon-Gimpo Expressway Co., Ltd.		1,132,233	922,338	209,895	—	(23,221)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		76,184	48,072	28,112	77,093	15,921
BLUE OCEAN Private Equity Fund		311,129	188,512	122,617	445,238	(3,345)
Daesung Steel		169,774	112,795	56,979	70,434	18,230
Keystone NO. 1. Private Equity Fund		170,155	133,033	37,122	5,391	(2,070)
UITrans LRT Co., Ltd.		464,074	384,202	79,872	3,689	(13,263)
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund		55,936	1,315	54,621	10,212	(1,578)
KONES, Corp.		2,766	1,616	1,150	5,379	139
POSCO MITSUBISHI CARBON TECHNOLOGY		478,847	295,052	183,795	154,312	46,138
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,911,942	1,121,783	790,159	445,682	171,303
7623704 Canada Inc.		1,182,376	9	1,182,367	—	82,344
Nickel Mining Company SAS		465,700	324,687	141,013	179,683	(4,450)
KOREA LNG LTD.		179,269	86	179,183	34,640	32,446
PT. Batutua Tembaga Raya		336,085	272,542	63,543	195,520	49,091
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		70,437	18,722	51,715	85,850	(3,736)
PT. Wampu Electric Power		212,095	148,177	63,918	779	29,634
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		70,701	43,588	27,113	84,973	1,210
Roy Hill Holdings Pty Ltd		10,148,416	6,600,900	3,547,516	2,988,372	797,008
POSCO-NPS Niobium LLC		697,470	—	697,470	—	32,481
KOBRASCO		252,813	35,843	216,970	179,453	112,890
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		717,472	391,871	325,601	1,245,178	5,978
DMSA/AMSA		5,586,171	4,167,906	1,418,265	630,229	(475,958)
CSP - Compania Siderurgica do Pecem		4,805,353	4,223,392	581,961	1,290,767	(740,591)

10. Joint Operations

Details of significant joint operations that the Company is participating in as a party to a joint arrangement as of September 30, 2018 are as follows:

Joint operations	Operation	Ownership (%)	Location
Myanmar A-1/A-3 mine	Mine development and gas production	51.00	Myanmar
Offshore midstream	Gas transportation facility	51.00	Myanmar
Greenhills mine	Mine development	20.00	Canada
Arctos Anthracite coal project	Mine development	50.00	Canada
Mt. Thorley J/V	Mine development	20.00	Australia
POSMAC J/V	Mine development	20.00	Australia
RUM J/V	Mine development	10.00	Australia
Hanam-Gamil package public housing project	Construction	7.70	Korea
Hanam-Gamil district B6, C2, C3 block Public housing lot development project	Construction	27.00	Korea
Sejong 2-1 P3 Block public housing project	Construction	37.00	Korea
Yongin-Giheung Station area city development project	Construction	61.00	Korea
Korean wave world complex land multi-purpose building development project	Construction	33.30	Korea
Sejong 4-1 P3 Block public housing project	Construction	60.00	Korea

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

11. Investment Property, Net

Changes in the carrying amount of investment property for the nine-month period ended September 30, 2018 and the year ended December 31, 2017 were as follows:

(a)	For the nine-month period ended September 30, 2018

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation(*1)	Others(*2)	Ending
Land	~~W~~	360,402	1,327	(15,474)	(1,464)	(20,346)	324,445
Buildings		634,040	—	(5,444)	(17,008)	(8,063)	603,525
Structures		6,281	—	—	(481)	(4,146)	1,654
Construction-in-progress		64,191	22,140	—	—	(3,506)	82,825

	~~W~~	1,064,914	23,467	(20,918)	(18,953)	(36,061)	1,012,449

(*1)	Includes ~~W~~1,464 million of impairment loss on investment property.
(*2)	Includes reclassifications resulting from change in purpose of use, adjustments of foreign currency translation differences, and others.

(b)	For the year ended December 31, 2017

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Others(*1)	Ending
Land	~~W~~	392,723	20,941	(37,725)	—	(15,537)	360,402
Buildings		671,539	38,831	(9,506)	(23,450)	(43,374)	634,040
Structures		2,147	—	—	(591)	4,725	6,281
Construction-in-progress		51,311	17,648	—	—	(4,768)	64,191

	~~W~~	1,117,720	77,420	(47,231)	(24,041)	(58,954)	1,064,914

(*1)	Includes reclassifications resulting from change in purpose of use, adjustments of foreign currency translation differences, and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

12. Property, Plant and Equipment, Net

Changes in the carrying amount of property, plant and equipment for the nine-month period ended September 30, 2018 and the year ended December 31, 2017 were as follows:

(a)	For the nine-month period ended September 30, 2018

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation(*1)	Others(*2)	Ending
Land	~~W~~	2,527,650	835	(18,188)	(53)	20,179	2,530,423
Buildings		4,877,018	23,634	(9,761)	(254,164)	(165,936)	4,470,791
Structures		2,765,852	5,397	(2,749)	(162,639)	335,464	2,941,325
Machinery and equipment		19,367,957	88,536	(39,824)	(1,664,267)	919,080	18,671,482
Vehicles		32,861	7,448	(689)	(10,837)	2,893	31,676
Tools		63,640	12,229	(619)	(20,564)	4,415	59,101
Furniture and fixtures		145,439	22,649	(362)	(39,038)	(270)	128,418
Finance lease assets		145,257	17,616	(350)	(14,188)	182	148,517
Bearer plants		65,515	—	—	(2,576)	5,756	68,695
Construction-in-progress		1,892,346	1,254,256	(13,676)	—	(1,142,980)	1,989,946

	~~W~~	31,883,535	1,432,600	(86,218)	(2,168,326)	(21,217)	31,040,374

(*1)	Impairment losses on property, plant and equipment amounting to ~~W~~18,890 million are included.
(*2)	Represents assets transferred from construction-in-progress, reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences and others.

(b)	For the year ended December 31, 2017

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation(*1)	Others(*2)	Ending
Land	~~W~~	2,601,208	3,477	(18,226)	—	(58,809)	2,527,650
Buildings		4,995,631	53,961	(5,782)	(361,531)	194,739	4,877,018
Structures		2,908,480	18,943	(2,558)	(246,229)	87,216	2,765,852
Machinery and equipment		20,318,390	194,653	(93,210)	(2,217,435)	1,165,559	19,367,957
Vehicles		46,699	9,982	(1,623)	(22,340)	143	32,861
Tools		71,380	16,424	(976)	(28,539)	5,351	63,640
Furniture and fixtures		132,406	61,597	(1,296)	(48,416)	1,148	145,439
Finance lease assets		159,013	4,760	(453)	(14,810)	(3,253)	145,257
Bearer plants		—	—	—	(4,830)	70,345	65,515
Construction-in-progress		2,537,132	1,894,067	(817)	(36,706)	(2,501,330)	1,892,346

	~~W~~	33,770,339	2,257,864	(124,941)	(2,980,836)	(1,038,891)	31,883,535

(*1)

Includes impairment losses on property, plant and equipment amounting to ~~W~~117,231 million. During the year ended December 31, 2017, due to the existence of indicators for impairment, such as continuing operating loss on Suncheon Bay Personal Rapid Transit business of the Suncheon Eco Trans Co., Ltd, a subsidiary of the Company, the Company performed impairment test and recognized impairment loss of ~~W~~48,070 million. The impairment recorded in 2017 also included ~~W~~17,651 million related to POSCO for individual assets due to a decline in economic result and others.

(*2)

Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

13. Goodwill and Other Intangible Assets, Net

Changes in the carrying amount of goodwill and other intangible assets for the nine-month period ended September 30, 2018 and the year ended December 31, 2017 were as follows:

(a)	For the nine-month period ended September 30, 2018

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment loss	Others(*4)	Ending
Goodwill	~~W~~	1,349,838	—	—	—	—	(1,176)	1,348,662
Intellectual property rights		2,449,193	26,323	(1,816)	(153,000)	(792)	(84,150)	2,235,758
Premium in rental(*1)		118,310	17,094	(11,126)	(152)	3	(4,980)	119,149
Development expenses		80,218	3,495	—	(27,263)	(411)	19,134	75,173
Port facilities usage rights		309,373	—	—	(16,382)	—	7,692	300,683
Exploratation and evaluation assets		205,944	2,977	—	—	—	(159)	208,762
Customer relationships		466,945	—	—	(36,793)	—	3,223	433,375
Power generation permit(*2)		539,405	—	—	—	—	(539,405)	—
Other intangible assets(*3)		433,043	121,598	(1,372)	(40,084)	(527)	(90,239)	422,419

	~~W~~	5,952,269	171,487	(14,314)	(273,674)	(1,727)	(690,060)	5,143,981

(*1)	Premium in rental includes memberships with indefinite useful lives.
(*2)

During the nine-month period ended September 30, 2018, the Company disposed of a portion of shares of its subsidiary, POSPOWER Co., Ltd., which resulted in the Company’s loss of control, and derecognized corresponding intangible assets.

(*3)	The Company transferred the carrying amount of Greenhouse gases emission rights amounting to ~~W~~71,646 million to other current asset, as the amount is expected to be submitted in 2019.
(*4)	Represents assets transferred from construction-in-progress, adjustments of foreign currency translation difference and others.

(b)	For the year ended December 31, 2017

(in millions of Won)	Beginning		Acquisitions	Business combination	Disposals	Amortization	Impairment loss	Others(*2)	Ending
Goodwill	~~W~~	1,375,131	—	—	—	—	(21,750)	(3,543)	1,349,838
Intellectual property rights		2,521,171	167,580	47,625	(450)	(217,932)	(74,524)	5,723	2,449,193
Premium in rental(*1)		119,039	6,006	—	(3,666)	(611)	(1,661)	(797)	118,310
Development expense		117,012	3,479	—	(1,179)	(66,847)	(694)	28,447	80,218
Port facilities usage rights		256,617	—	—	—	(19,912)	—	72,668	309,373
Exploratation and evaluation assets		162,268	91,548	—	—	—	(56,519)	8,647	205,944
Customer relationships		514,245	—	—	—	(46,508)	—	(792)	466,945
Power generation permit		539,405	—	—	—	—	—	—	539,405
Other intangible assets		483,841	84,502	—	(1,641)	(57,964)	(11,829)	(63,866)	433,043

	~~W~~	6,088,729	353,115	47,625	(6,936)	(409,774)	(166,977)	46,487	5,952,269

(*1)	Premium in rental includes memberships with indefinite useful lives.
(*2)

Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

14. Other Assets

Other assets as of September 30, 2018 and December 31, 2017 are as follows:

(in millions of Won)	September 30, 2018		December 31, 2017
Current
Advance payments	~~W~~	621,025	661,779
Prepaid expenses		178,251	143,032
Firm commitment asset		8,668	15,115
Greenhouse gases emission rights		71,646	167
Others		1,911	1,149

	~~W~~	881,501	821,242

Non-current
Long-term advance payments	~~W~~	23,946	24,201
Long-term prepaid expenses		336,431	333,153
Others(*1)		67,288	131,657

	~~W~~	427,665	489,011

(*1)

As of September 30, 2018 and December 31, 2017, the Company recognized tax assets amounting to ~~W~~38,367 million and ~~W~~88,633 million based on the Company’s best estimate of the tax amounts to be refunded when the result of the Company’s appeal in connection with the additional income tax payment in prior years’ tax audits that were finalized and claim for rectification are finalized.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

15. Borrowings

(a)	Short-term borrowings and current portion of long-term borrowings as of September 30, 2018 and December 31, 2017 are as follows:

(in millions of Won)	Lenders	Interest rate (%)	September 30, 2018		December 31, 2017
Short-term borrowings
Bank overdrafts	JP Morgan and others	0.7~8.5	~~W~~	261,426	217,879
Short-term borrowings	HSBC and others	0.3~10.1		7,829,544	7,956,939

				8,090,970	8,174,818

Current portion of long-term liabilities
Current portion of long-term borrowings	Export-Import Bank of Korea and others	0.5~8.5		1,211,354	1,407,123
Current portion of debentures	Korea Development Bank and others	1.4~6.3		2,484,058	1,693,974
Less: Current portion of discount on debentures issued				(1,058)	(1,399)

				3,694,354	3,099,698

			~~W~~	11,785,324	11,274,516

(b)	Long-term borrowings, excluding current portion as of September 30, 2018 and December 31, 2017 are as follows:

(in millions of Won)	Lenders	Interest rate (%)	September 30, 2018		December 31, 2017
Long-term borrowings	Export-Import Bank of Korea and others	0.4~15.9	~~W~~	4,864,583	4,839,199
Less: Present value discount				(61,433)	(36,459)
Debentures	Korea Development Bank and others	1.8~5.3		5,498,920	4,999,575
Less: Discount on debentures issued				(18,889)	(13,174)

			~~W~~	10,283,181	9,789,141

(c)	Assets pledged as collateral in regards to the borrowings as of September 30, 2018 are as follows:

(in millions of Won)	Lenders	Book value		Pledged amount
Property, plant and equipment and Investment property(*1)	Korea Development Bank and others	~~W~~	5,626,929	5,078,717
Trade accounts and notes receivable	Korea Development Bank and others		139,755	139,755
Inventories	Export-Import Bank of Korea and others		206,851	151,692
Financial instruments	Woori Bank and others		55,870	55,870

		~~W~~	6,029,405	5,426,034

(*1)	Includes other assets (land-use right).

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

16. Other Payables

Other payables as of September 30, 2018 and December 31, 2017 are as follows:

(in millions of Won)	September 30, 2018		December 31, 2017
Current
Accounts payable	~~W~~	742,123	800,374
Accrued expenses		644,938	653,923
Dividend payable		7,956	7,213
Finance lease liabilities		8,989	17,763
Withholdings		288,700	274,188

	~~W~~	1,692,706	1,753,461

Non-current
Accounts payable	~~W~~	1,623	4,632
Accrued expenses		38,037	14,234
Finance lease liabilities		83,886	75,255
Long-term withholdings		52,657	53,629

	~~W~~	176,203	147,750

17. Other Financial Liabilities

Other financial liabilities as of September 30, 2018 and December 31, 2017 are as follows:

(in millions of Won)	September 30, 2018		December 31, 2017
Current
Derivative liabilities	~~W~~	40,496	69,872
Financial guarantee liabilities		50,168	59,940

	~~W~~	90,664	129,812

Non-current
Derivative liabilities	~~W~~	69,336	85,638
Financial guarantee liabilities		20,073	28,467

	~~W~~	89,409	114,105

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

18. Provisions

(a)	Provisions as of September 30, 2018 and December 31, 2017 are as follows:

(in millions of Won)	September 30, 2018			December 31, 2017
	Current		Non-current	Current	Non-current
Provision for bonus payments	~~W~~	34,054	—	49,171	—
Provision for construction warranties		15,185	127,614	11,804	106,232
Provision for legal contingencies and claims(*1)		495	41,456	495	36,269
Provision for the restoration(*2)		8,057	92,705	12,273	121,917
Others(*3,4,5)		189,248	229,355	37,203	212,754

	~~W~~	247,039	491,130	110,946	477,172

(*1)

The Company recognized probable outflow of resources amounting to ~~W~~35,140 million and ~~W~~27,963 million as provisions in relation to lawsuits against the Company as of September 30, 2018 and December 31, 2017, respectively.

(*2)

Due to contamination of lands near the Company’s magnesium smelting plant located in Gangneung province and others, the Company recognized present values of estimated costs for recovery, ~~W~~31,637 million as provisions for restoration as of September 30, 2018. In order to determine the estimated costs, the Company has assumed that it would use all of technologies and materials available for now to recover the land. In addition, the Company has applied a discount rate of 2.56%~2.68% to measure present value of these costs.

(*3)

As of September 30, 2018 and December 31, 2017, POSCO ENERGY CO., LTD., a subsidiary of the Company, recognized ~~W~~188,288 million and ~~W~~157,461 million of provisions for warranties, respectively, for the service contract on fuel cell based on its estimate of probable outflow of resources.

(*4)	The Company has recognized ~~W~~125,653 million of emission liabilities which is expected quantity to be submitted to government in excess of Greenhouse gases emission allowance as of September 30, 2018.
(*5)

As of September 30, 2018 and December 31, 2017, the amount includes a provision of ~~W~~17,595 million and ~~W~~23,600 million, respectively, for expected outflow of resources in connection with the performance guarantee for the Hwaseong-Dongtan complexes development project of POSCO ENGINEERING & CONSTRUCTION CO., LTD.

(b)	Changes in provisions for the nine-month period ended September 30, 2018 and the year ended December 31, 2017 were as follows:

1)	For the nine-month period ended September 30, 2018

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	~~W~~	49,171	41,008	(55,584)	(517)	(24)	34,054
Provision for construction warranties		118,036	43,947	(14,961)	(4,556)	333	142,799
Provision for legal contingencies and claims		36,764	14,974	(5,428)	(2,885)	(1,474)	41,951
Provision for the restoration		134,190	14,147	(7,627)	(40,165)	217	100,762
Others		249,957	286,235	(115,174)	(69,863)	67,448	418,603

	~~W~~	588,118	400,311	(198,774)	(117,986)	66,500	738,169

(*1)

Includes ~~W~~67,674 million of reclassification to provision for construction loss from due to (from) customer for contract work due to the initial application of K-IFRS No. 1115, adjustments of foreign currency translation differences and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

2)	For the year ended December 31, 2017

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	~~W~~	42,986	74,728	(64,319)	(3,035)	(1,189)	49,171
Provision for construction warranties		96,709	40,916	(18,006)	(2,502)	919	118,036
Provision for legal contingencies and claims		84,846	27,459	(70,156)	(1,749)	(3,636)	36,764
Provision for the restoration		62,594	63,438	(8,530)	—	16,688	134,190
Others		165,469	161,054	(64,850)	(20,199)	8,483	249,957

	~~W~~	452,604	367,595	(225,861)	(27,485)	21,265	588,118

(*1)	Includes adjustments of foreign currency translation differences and others.

19. Employee Benefits

(a)	Defined contribution plans

The expenses related to post-employment benefit plans under defined contribution plans for the three-month and nine-month periods ended September 30, 2018 and 2017 were as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2018		2017	2018	2017
Expense related to post-employment benefit plans under defined contribution plans	~~W~~	12,198	8,678	32,783	26,113

(b)	Defined benefit plan

1)	The amounts recognized in relation to net defined benefit liabilities in the statements of financial position as of September 30, 2018 and December 31, 2017 are as follows:

(in millions of Won)	September 30, 2018		December 31, 2017
Present value of funded obligations	~~W~~	1,897,539	1,826,907
Fair value of plan assets(*1)		(1,689,737)	(1,714,166)
Present value of non-funded obligations		18,771	16,228

Net defined benefit liabilities	~~W~~	226,573	128,969

(*1)

As of September 30, 2018 and December 31, 2017, the Company recognized net defined benefit assets amounting to ~~W~~994 million and ~~W~~8,224 million, respectively, since there are consolidated entities whose fair value of plan assets exceeded the present value of defined benefit obligations.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

2)	Changes in present value of defined benefit obligations for the nine-month period ended September 30, 2018 and the year ended December 31, 2017 were as follows:

(in millions of Won)	September 30, 2018		December 31, 2017
Defined benefit obligation at the beginning of period	~~W~~	1,843,135	1,733,020
Current service costs		158,462	209,612
Interest costs		40,853	35,830
Remeasurements		40,244	51,994
Benefits paid		(166,450)	(185,220)
Others		66	(2,101)

Defined benefit obligation at the end of period	~~W~~	1,916,310	1,843,135

3)	Changes in fair value of plan assets for the nine-month period ended September 30, 2018 and the year ended December 31, 2017 were as follows:

(in millions of Won)	September 30, 2018		December 31, 2017
Fair value of plan assets at the beginning of period	~~W~~	1,714,166	1,693,118
Interest on plan assets		38,130	45,516
Remeasurement of plan assets		(15,665)	(17,190)
Contributions to plan assets		86,413	164,828
Benefits paid		(141,233)	(168,643)
Others		7,926	(3,463)

Fair value of plan assets at the end of period	~~W~~	1,689,737	1,714,166

4)	The amounts recognized in condensed consolidated interim statements of comprehensive income for the three-month and nine-month periods ended September 30, 2018 and 2017 were as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(in millions of Won)	2018		2017	2018	2017
Current service costs	~~W~~	51,625	59,794	158,462	158,194
Net interest costs		938	(7,201)	2,723	(9,459)

	~~W~~	52,563	52,593	161,185	148,735

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

20. Other Liabilities

Other liabilities as of September 30, 2018 and December 31, 2017 are as follows:

(in millions of Won)	September 30, 2018		December 31, 2017
Current
Due to customers for contract work	~~W~~	669,085	821,875
Advances received		762,766	599,879
Unearned revenue		65,752	7,121
Withholdings		220,193	221,940
Firm commitment liability		18,322	12,192
Others		9,861	33,590

	~~W~~	1,745,979	1,696,597

Non-current
Unearned revenue	~~W~~	34,867	18,440
Others		69,220	14,360

	~~W~~	104,087	32,800

21. Financial Instruments

(a)	Classification and fair value of financial instruments

1)	The carrying amount and the fair values of financial assets and financial liabilities by fair value hierarchy as of September 30, 2018 and December 31, 2017 are as follows:

☐	September 30, 2018

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss(*1)
Derivative assets	~~W~~	24,504	—	24,504	—	24,504
Short-term financial instruments		6,527,794	—	6,527,794	—	6,527,794
Debt securities		19,200	—	—	8,574	8,574
Other securities		334,592	1,531	—	169,989	171,520
Other receivables		2,000	—	—	—	—
Derivatives assets designated as hedging instruments		16,319	—	16,319	—	16,319
Fair value through other comprehensive income(*1)
Equity securities		1,449,458	1,054,843	—	232,940	1,287,783
Debt securities		2,471	—	—	—	—
Financial assets measured at amortized cost(*2)
Cash and cash Equivalents		3,237,376	—	—	—	—
Trade accounts and notes receivable		9,435,196	—	—	—	—
Other receivables		2,469,018	—	—	—	—
Debt securities		87,295	—	—	—	—
Deposit instruments		1,908,258	—	—	—	—

	~~W~~	25,513,481	1,056,374	6,568,617	411,503	8,036,494

Financial liabilities
Fair value through profit or loss
Derivative liabilities	~~W~~	100,742	—	100,742	—	100,742
Derivatives liabilities designated as hedging instruments		9,090	—	9,090	—	9,090
Financial liabilities measured at amortized cost(*2)
Trade accounts and notes payable		3,732,102	—	—	—	—
Borrowings		22,068,505	—	22,235,387	—	22,235,387
Financial guarantee liabilities		70,241	—	—	—	—
Others		1,747,103	—	—	—	—

	~~W~~	27,727,783	—	22,345,219	—	22,345,219

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

(*1)	The Company has not performed fair value measurement for certain financial assets measured at fair value due to materiality considerations.
(*2)	The Company has not performed fair value measurement for financial assets and liabilities measured at amortized cost except borrowings since their fair value approximate carrying amounts.

☐	December 31, 2017

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Financial assets at fair value through profit or loss
Financial assets held for trading	~~W~~	1,970	—	1,970	—	1,970
Derivatives assets held for trading		65,051	—	65,051	—	65,051
Derivatives assets designated as hedging instruments		3,239	—	3,239	—	3,239
Available-for-sale financial assets(*1)		1,978,115	1,080,291	17,812	351,419	1,449,522
Held-to-maturity financial assets		5,211	—	—	—	—
Loans and receivables(*2)
Cash and cash Equivalents		2,612,530	—	—	—	—
Trade accounts and notes receivable		8,901,867	—	—	—	—
Loans and other receivables		9,099,444	—	—	—	—

	~~W~~	22,667,427	1,080,291	88,072	351,419	1,519,782

Financial liabilities
Financial liabilities at fair value through profit or loss
Derivative liabilities held for trading	~~W~~	142,280	—	142,280	—	142,280
Derivatives liabilities designated as hedging instruments		13,230	—	13,230	—	13,230
Financial liabilities measured at amortized cost(*2)
Trade accounts and notes payable		3,477,678	—	—	—	—
Borrowings		21,063,657	—	21,217,415	—	21,217,415
Financial guarantee liabilities		88,407	—	—	—	—
Others		1,865,683	—	—	—	—

	~~W~~	26,650,935	—	21,372,925	—	21,372,925

(*1)	The Company has not performed fair value measurement for certain financial assets measured at fair value due to materiality considerations.
(*2)	The Company has not performed fair value measurement for financial assets and liabilities measured at amortized cost except borrowings since their fair value approximate carrying amounts.

2)	Finance income and costs by category of financial instrument for the nine-month periods ended September 30, 2018 and 2017 were as follows:

☐	For the nine-month period ended September 30, 2018

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total	Other comprehensive loss
Financial assets at fair value through profit or loss	~~W~~	105,627	(432)	—	5,336	1,975	112,506	—
Derivatives assets		—	41,573	—	170,893	—	212,466	—
Financial assets at fair value through other comprehensive income		—	—	—	—	48,192	48,192	(24,454)
Financial assets measured at amortized cost		131,709	—	125,751	(30,677)	(275)	226,508	—
Derivatives liabilities		—	(27,503)	—	(150,546)	—	(178,049)	(174)
Financial liabilities measured at amortized cost		(533,550)	—	(367,510)	—	(8,306)	(909,366)	—

	~~W~~	(296,214)	13,638	(241,759)	(4,994)	41,586	(487,743)	(24,628)

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

☐	For the nine-month period ended September 30, 2017

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total	Other comprehensive loss
Derivaties assets	~~W~~	—	15,673	—	153,509	—	—	169,182	(339)
Available-for-sale financial assets		41	—	—	376,427	(106,203)	72,899	343,164	(6,670)
Held-to-maturity financial assets		186	—	—	(3)	—	15	198	—
Loans and receivables		140,988	—	(216,747)	(25,387)	—	(210)	(101,356)	—
Derivatives liabilities		—	(83,809)	—	(178,787)	—	—	(262,596)	—
Financial liabilities measured at amortized cost		(499,299)	—	322,256	—	—	(17,974)	(195,017)	—

	~~W~~	(358,084)	(68,136)	105,509	325,759	(106,203)	54,730	(46,425)	(7,009)

3)	Finance income and costs by category of financial instrument for the three-month periods ended September 30, 2018 and 2017 were as follows:

①	For the three-month period ended September 30, 2018

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total	Other comprehensive income
Financial assets at fair value through profit or loss	~~W~~	36,393	(326)	—	(80)	—	35,987	—
Derivatives assets		—	(23,933)	—	73,656	—	49,723	—
Financial assets at fair value through other comprehensive income		—	—	—	—	5,931	5,931	36,687
Financial assets measured at amortized cost		43,988	—	(112,913)	(8,881)	(90)	(77,896)	—
Derivatives liabilities		—	(14,084)	—	(54,253)	—	(68,337)	64
Financial liabilities measured at amortized cost		(195,894)	—	10,019	—	(10,593)	(196,468)	—

	~~W~~	(115,513)	(38,343)	(102,894)	10,442	(4,752)	(251,060)	36,751

②	For the three-month period ended September 30, 2017

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total	Other comprehensive loss
Derivaties assets	~~W~~	—	20,624	—	44,984	—	—	65,608	(339)
Available-for-sale financial assets		13	—	—	281,321	(47,025)	3,634	237,943	(231,029)
Held-to-maturity financial assets		93	—	—	—	—	5	98	—
Loans and receivables		62,950	—	63,240	(8,057)	—	(82)	118,051	—
Derivatives liabilities		—	(8,063)	—	(73,059)	—	—	(81,122)	—
Financial liabilities measured at amortized cost		(170,880)	—	(58,650)	—	—	(8,223)	(237,753)	—

	~~W~~	(107,824)	12,561	4,590	245,189	(47,025)	(4,666)	102,825	(231,368)

(b)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk arising from financial assets and liabilities. The Company’s financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements as of and for the year ended December 31, 2017.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

22. Share Capital and Capital Surplus

(a)	Share capital as of September 30, 2018 and December 31, 2017 are as follows:

(Share, in Won)	September 30, 2018		December 31, 2017
Authorized shares		200,000,000	200,000,000
Par value	~~W~~	5,000	5,000
Issued shares(*1)		87,186,835	87,186,835
Shared capital(*2)	~~W~~	482,403,125,000	482,403,125,000

(*1)	As of September 30, 2018, total shares of ADRs of 36,457,460, outstanding in overseas stock market, are equivalent to 9,114,365 shares of common stock.
(*2)	As of September 30, 2018, the difference between the ending balance of common stock and the par value of issued common stock is ~~W~~46,469 million due to retirement of 9,293,790 treasury stocks.

(b)	Capital surplus as of September 30, 2018 and December 31, 2017 are as follows:

(in millions of Won)	September 30, 2018		December 31, 2017
Share premium	~~W~~	463,825	463,825
Gain on disposal of treasury shares		784,047	783,914
Other capital surplus		162,913	164,826

	~~W~~	1,410,785	1,412,565

(c)

POSCO Energy Co., Ltd., a subsidiary of the company, issued redeemable convertible preferred shares which are classified as non-controlling interests. The details of redeemable convertible preferred shares as of September 30, 2018 are as follows:

(Share, in Won)	Redeemable Convertible Preferred Shares
Issue date	February 25, 2017

Number of shares issued	8,643,193 shares

Price per share	~~W~~28,346

Voting rights	No voting rights for 3 years from issue date

Dividend rights	Comparative, Non-participating · Minimum dividend rate for 1~3 years : 3.98% · Minimum dividend rate after 4 years : Comparative rate + Issuance spread + 2%

Details about Redemption	Issuer can demand redemption of all or part of redeemable convertible preferred shares every year after the issue date, for a period of 10 years from the issue date.

Details about Conversion

Stockholders of redeemable convertible preferred shares can convert them to common shares from 3 years after the issue date to the end of the redemption period (10 years).

Conversion price is equal to issue price, which could be adjusted according to anti-dilution clause.

Redeemable convertible preferred stocks are classified as non-controlling interests in the consolidated financial statements since the issuer has a redemption right and can control the circumstances in which the entity can settle a variable quantity of equity instruments.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

23. Hybrid Bonds

(a)	Hybrid bonds classified as equity as of September 30, 2018 and December 31, 2017 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate (%)	September 30, 2018		December 31, 2017
Hybrid bond 1-1(*1)	—	—	—	~~W~~	—	800,000
Hybrid bond 1-2(*2)	2013-06-13	2043-06-13	4.60		200,000	200,000
Issuance cost					(616)	(3,081)

				~~W~~	199,384	996,919

(*1)	During the nine-month period ended September 30, 2018, the Company exercised call option of the hybrid bond.
(*2)	Details of issuance of hybrid bonds as of September 30, 2018 are as follows:

Hybrid bond 1-2
Maturity date	30 years (POSCO has a right to extend the maturity date)

Interest rate

Issue date ~ 2023-06-12 : 4.6%

Reset every 10 years as follows;

· After 10 years: return on government bond (10 years) + 1.4%

· After 10 years: additionally +0.25% according to Step-up clauses

· After 30 years: additionally +0.75%

Interest payments condition	Quarterly (Optional deferral of interest payment is available to POSCO)

Others	POSCO can call the hybrid bond at year 10 and interest payment date afterwards

The hybrid bond holder’s preference in the event of liquidation is higher than the common stock holders, but lower than other creditors. The interest accumulated but not paid on the hybrid bonds as of September 30, 2018 amounts to ~~W~~454 million.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

(b)

POSCO ENERGY Co., Ltd., a subsidiary of the Company, issued hybrid bonds which are classified as non-controlling interests in the consolidated financial statements. Hybrid bonds as of September 30, 2018 and December 31, 2017 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate (%)	September 30, 2018		December 31, 2017
Hybrid bond 1-1(*1)	—	—	—	~~W~~	—	165,000
Hybrid bond 1-2(*1)	—	—	—		—	165,000
Hybrid bond 1-3(*1)	—	—	—		—	30,000
Hybrid bond 1-4(*2)	2013-08-29	2043-08-29	5.21		140,000	140,000
Issuance cost					(429)	(1,532)

				~~W~~	139,571	498,468

(*1)	During the nine-month period ended September 30, 2018, the Company exercised call option of the hybrid bond.
(*2)	Details of hybrid bonds of POSCO ENERGY, Ltd. as of September 30, 2018 are as follows:

Hybrid bond 1-4
Maturity date	30 years (The Company has a right to extend the maturity date)

Interest rate

Issue date ~ 2023-08-29 : 5.21%

Reset every 10 years as follows;

•  After 10 years: return on government bond (10 years) + 1.55%

•  After 10 years: additionally +0.25% according to Step-up clauses

•  After 30 years: additionally +0.75%

Interest payments condition	Quarterly (Optional deferral of interest payment is available to POSCO)

Others	The issuer can call the hybrid bond at year 10 and interest payment date afterwards

The hybrid bond holders’ preference in the event of liquidation is higher than the common stock holders, but lower than other creditors. The interest accumulated but not paid on the hybrid bonds as of September 30, 2018 amounts to ~~W~~639 million.

24. Reserves

Reserves as of September 30, 2018 and December 31, 2017 are as follows:

(in millions of Won)	September 30, 2018		December 31, 2017
Accumulated comprehensive loss of investments in associates and joint ventures	~~W~~	(559,413)	(516,528)
Changes in fair value of equity investments at fair value through other comprehensive income		(195,028)	—
Changes in unrealized fair value of available-for-sale investments		—	230,190
Foreign currency translation differences		(420,254)	(372,166)
Gains or losses on valuation of derivatives		(316)	(136)
Others		(22,662)	(23,916)

	~~W~~	(1,197,673)	(682,556)

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

25. Treasury Shares

As of September 30, 2018, the Company holds 7,185,703 shares of treasury stock for price stabilization and others in accordance with the Board of Director’s resolution.

26. Revenue

(a)	Disaggregation of revenue

1)	Details of revenue disaggregated by types of revenue and timing of revenue recognition for the nine-month periods ended September 30, 2018 and 2017 were as follows:

①	For the nine-month period ended September 30, 2018

(in millions of Won)	Steel		Trading	Construction	Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	23,973,412	16,103,338	3,345	441,017	40,521,112
Revenue from services		437,585	480,743	49,981	1,606,067	2,574,376
Revenue from construction contract		—	—	4,862,741	26,437	4,889,178
Others		32,757	113,201	16,300	209,382	371,640

	~~W~~	24,443,754	16,697,282	4,932,367	2,282,903	48,356,306

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	24,006,169	16,216,539	19,645	657,001	40,899,354
Revenue recognized over time		437,585	480,743	4,912,722	1,625,902	7,456,952

	~~W~~	24,443,754	16,697,282	4,932,367	2,282,903	48,356,306

②	For the nine-month period ended September 30, 2017

(in millions of Won)	Steel		Trading	Construction	Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	22,276,274	15,480,537	7,556	456,569	38,220,936
Revenue from services		75,833	23,690	36,245	1,385,605	1,521,373
Revenue from construction contract		—	—	4,943,076	29,708	4,972,784
Others		37,360	79,572	79,542	146,138	342,612

	~~W~~	22,389,467	15,583,799	5,066,419	2,018,020	45,057,705

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	22,313,525	15,559,927	87,098	608,823	38,569,373
Revenue recognized over time		75,942	23,872	4,979,321	1,409,197	6,488,332

	~~W~~	22,389,467	15,583,799	5,066,419	2,018,020	45,057,705

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

2)	Details of revenue disaggregated by types of revenue and timing of revenue recognition for the three-month periods ended September 30, 2018 and 2017 were as follows:

①	For the three-month period ended September 30, 2018

(in millions of Won)	Steel		Trading	Construction	Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	7,996,136	5,532,883	1,167	159,153	13,689,339
Revenue from services		155,430	168,515	12,138	512,106	848,189
Revenue from construction contract		—	—	1,741,179	1,468	1,742,647
Others		14,345	40,025	2,703	73,478	130,551

	~~W~~	8,165,911	5,741,423	1,757,187	746,205	16,410,726

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	8,010,481	5,572,908	3,870	234,293	13,821,552
Revenue recognized over time		155,430	168,515	1,753,317	511,912	2,589,174

	~~W~~	8,165,911	5,741,423	1,757,187	746,205	16,410,726

②	For the three-month period ended September 30, 2017

(in millions of Won)	Steel		Trading	Construction	Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	7,581,372	4,967,556	1,949	223,948	12,774,825
Revenue from services		28,244	3,892	12,110	400,331	444,577
Revenue from construction contract		—	—	1,667,851	16,315	1,684,166
Others		9,453	26,013	36,805	60,279	132,550

	~~W~~	7,619,069	4,997,461	1,718,715	700,873	15,036,118

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	7,590,824	4,993,568	38,754	285,943	12,909,089
Revenue recognized over time		28,245	3,893	1,679,961	414,930	2,127,029

	~~W~~	7,619,069	4,997,461	1,718,715	700,873	15,036,118

(b)

Details of contract assets and liabilities from contracts with customers as of September 30, 2018 and January 1, 2018, the initial application date of K-IFRS No. 1115 “Revenue from Contracts with Customers” and K-IFRS No. 1109 “Financial Instruments”, are as follows;

(in millions of Won)	September 30, 2018		The date of initial application (January 1, 2018)
Contract assets
Due from customers for contract work	~~W~~	837,849	737,782

Contract liabilities
Advance received		781,407	610,387
Due to customers for contract work		669,085	840,067
Unearned revenue		99,369	77,657

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

27.	Contracts Applied the Input Method

(a)	Details of in-progress contracts as of September 30, 2018 and December 31, 2017 are as follows:

	September 30, 2018			December 31, 2017
(in millions of Won)	Construction segment		Others	Construction segment	Others
Accumulated cost	~~W~~	27,255,634	252,969	22,513,972	277,088
Accumulated contract profit		2,412,343	41,739	1,811,066	45,037
Accumulated contract loss		(991,776)	(10,153)	(704,234)	(14,359)
Accumulated contract revenue		28,676,201	284,555	23,620,804	307,766

(b)	Details of due from customers for contract work and due to customers for contract work as of September 30, 2018 and December 31, 2017 are as follows:

	September 30, 2018			December 31, 2017
(in millions of Won)	Construction segment		Others	Construction segment	Others
Due from customers for contract work	~~W~~	862,912	51,482	800,359	49,942
Due to customers for contract work		(643,870)	(25,215)	(780,052)	(41,823)

	~~W~~	219,042	26,267	20,307	8,119

(c)	Details of the provisions of construction loss as of September 30, 2018 and December 31, 2017 are as follows:

(in millions of Won)	September 30, 2018		December 31, 2017
Construction segment	~~W~~	31,712	66,442
Others		736	1,232

	~~W~~	32,448	67,674

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

(d)

Due to the factors causing the variation of costs for the nine-month period ended September 30, 2018, the estimated total contract costs have changed. Details of changes in estimated total contract costs and the impact on profits or loss for the nine-month period ended September 30, 2018 and future periods are as follows:

	Changes in estimated		Changes in profit (loss) of contract
(in millions of Won)	total contract costs		Net income	Future income (loss)	Total
Construction segment	~~W~~	173,085	8,446	79,607	88,053
Others		2,815	6,385	(534)	5,851

	~~W~~	175,900	14,831	79,073	93,904

The effect on the current and future profit is estimated based on the circumstances that have occurred from the commencement date of the contracts as of September 30, 2018. The estimation is evaluated for the total contract cost and expected total contract revenue as of the end of the period. Also, it may change during future periods.

(e)	Uncertainty of estimates

1)	Total contract revenues

Total contract revenues are measured based on contractual amount initially agreed. However, the contract revenues can increase due to additional contract work, claims and incentive payments, or decrease due to penalty when the completion of contract is delayed due to the Company’s fault. Therefore, this measurement of contract revenues is affected by the uncertainty of the occurrence of future events.

2)	Total contract costs

Construction revenues are recognized based on the percentage of completion, which is measured on the basis of the gross cost amount incurred to date. Total contract costs are estimated based on estimates of future material costs, labor costs, outsourcing cost and others. There is uncertainty in estimates on future contract costs due to various internal and external factors such as fluctuation of market, the risk of business partner and the experience of project performance and others. The significant assumptions including uncertainty of the estimate of total contract costs are as follows:

Method of significant assumption
Material cost	Assumption based on recent purchasing price and quoted market price
Labor cost	Assumption based on standard monthly and daily labor cost
Outsourcing cost	Assumption based on the past experience rate of similar project and market price

Management reviews the assumptions used in estimated contract costs at each reporting period end and adjusts them, if necessary.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

28.	Selling and Administrative Expenses

(a)	Other administrative expenses

Other administrative expenses for the three-month and nine-month periods ended September 30, 2018 and 2017 were as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(in millions of Won)	2018		2017	2018	2017
Wages and salaries	~~W~~	191,939	195,497	599,478	580,768
Expenses related to post-employment benefits		15,609	21,208	52,767	60,066
Other employee benefits		40,707	38,525	136,794	117,925
Travel		9,778	9,940	29,872	29,014
Depreciation		22,909	23,277	74,512	70,296
Amortization		28,200	36,899	83,636	109,434
Communication		2,367	3,026	7,310	8,505
Electricity expenses		2,191	1,849	6,372	4,527
Taxes and public dues		13,268	11,508	52,265	55,073
Rental		18,527	13,752	52,907	47,462
Repairs		2,123	3,211	9,990	7,447
Entertainment		2,886	2,736	8,518	8,184
Advertising		21,384	26,498	81,184	84,925
Research & development		32,359	31,618	84,130	81,996
Service fees		36,102	45,903	115,360	141,833
Vehicles maintenance		2,305	2,188	6,487	6,379
Industry association fee		1,288	1,840	7,198	7,831
Conference		3,135	3,906	10,141	10,649
Increase (decrease) to provisions		(11,267)	2,409	10,679	8,610
Others		10,755	11,024	32,307	26,184

	~~W~~	446,565	486,814	1,461,907	1,467,108

(b)	Selling expenses

Selling expenses for the three-month and nine-month periods ended September 30, 2018 and 2017 were as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(in millions of Won)	2018		2017	2018	2017
Freight and custody expenses	~~W~~	367,035	339,978	1,050,201	1,005,552
Operating expenses for distribution center		2,673	2,615	7,851	7,728
Sales commissions		17,214	14,116	47,352	42,499
Sales advertising		1,006	931	2,049	2,073
Sales promotion		3,555	3,360	9,930	8,897
Sample		458	458	1,928	1,465
Sales insurance premium		9,127	9,271	28,307	27,070
Others		9,817	10,560	21,544	30,712

	~~W~~	410,885	381,289	1,169,162	1,125,996

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

29.	Finance Income and Costs

Details of finance income and costs for the three-month and nine-month periods ended September 30, 2018 and 2017 were as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(in millions of Won)	2018		2017	2018	2017
Finance income
Interest income(*1)	~~W~~	80,381	63,056	237,336	141,215
Dividend income		5,931	3,634	50,167	72,899
Gain on foreign currency transactions		206,390	194,812	531,848	591,687
Gain on foreign currency translations		(156,026)	5,688	177,432	295,153
Gain on derivatives transactions		74,780	46,107	173,231	155,964
Gain on valuations of derivatives		(35,751)	23,835	79,230	89,358
Gain on disposals of available-for-sale investment		—	284,232	—	381,346
Gain on disposals of financial assets at fair value through profit or loss		71	—	6,461	—
Gain on valuations of financial assets at fair value through profit or loss		110	—	4,377	—
Others		(1,898)	3,412	4,026	9,790

	~~W~~	173,988	624,776	1,264,108	1,737,412

Finance costs
Interest expenses	~~W~~	195,894	170,880	533,550	499,299
Loss on foreign currency transactions		237,961	171,730	562,853	564,582
Loss on foreign currency translations		(84,703)	24,180	388,186	216,749
Loss on derivatives transactions		55,377	74,184	152,884	181,242
Loss on valuation of derivatives		2,266	11,274	65,160	157,494
Loss on disposal of trade accounts and notes receivable		8,881	8,057	30,677	25,387
Impairment losses on available-for-sale investment		—	47,025	—	106,203
Loss on disposals of financial assets at fair value through profit or loss		151	—	1,125	—
Loss on valuations of financial assets at fair value through profit or loss		436	—	4,809	—
Others		8,785	14,621	12,607	32,881

	~~W~~	425,048	521,951	1,751,851	1,783,837

(*1)	Interest income calculated using the effective interest method for the nine-month periods ended September 30, 2018 and 2017 were ~~W~~131,709 million and ~~W~~88,024 million, respectively.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

30. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three-month and nine-month periods ended September 30, 2018 and 2017 were as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2018		2017	2018	2017
Other non-operating income
Gain on disposals of assets held for sale	~~W~~	12,019	1	12,123	1,180
Gain on disposals of investments in subsidiaries, associates and joint ventures		1,101	584	45,500	55,565
Gain on disposals of property, plant and equipment		15,721	7,635	36,811	26,254
Gain on disposals of intangible assets		9,431	25	110,814	22,015
Gain on valuation of firm commitment		12,229	—	39,190	—
Gain on insurance proceeds		4,108	2,549	6,571	4,155
Others(*1)		54,512	11,723	185,197	37,369

	~~W~~	109,121	22,517	436,206	146,538

Other non-operating expenses
Impairment losses on assets held for sale	~~W~~	685	—	47,581	—
Loss on disposals of investments in subsidiaries, associates and joint ventures		14	649	3,419	20,967
Loss on disposals of property, plant and equipment		19,493	37,279	78,565	115,498
Impairment losses on property, plant and equipment		20	2	18,890	7,426
Impairment losses on intangible assets		312	4,533	2,075	24,898
Increase to provisions		7,593	(328)	82,234	1,140
Loss on valuation of firm commitment		17,422	—	36,117	—
Donations		743	8,645	25,726	26,102
Idle tangible assets expenses		2,073	2,260	6,475	8,187
Others(*2)		(76,680)	20,984	117,158	64,445

	~~W~~	(28,325)	74,024	418,240	268,663

(*1)

During the nine-month period ended September 30, 2018, the Company recognized ~~W~~55,306 million of tax refund without corporate tax due to the consequences of appeal to tax tribunal against tax investigation as non-operating income.

(*2)	During the nine-month period ended September 30, 2018, the Company recognized ~~W~~52,997 million of additional taxes imposed about value added tax related to imported LNG as non-operating expense.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

31. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses, impairment loss on other receivables and other non-operating expenses in the statements of comprehensive income for the three-month and nine-month periods ended September 30, 2018 and 2017 were as follows (excluding finance costs and income tax expense):

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2018		2017	2018	2017
Raw material used, changes in inventories and others	~~W~~	9,648,661	9,361,477	28,327,941	26,618,985
Employee benefits expenses		806,757	835,739	2,572,037	2,488,316
Outsourced processing cost		1,840,462	1,787,982	5,323,868	5,113,398
Electricity expenses		220,731	230,491	684,153	698,811
Depreciation(*1)		730,641	728,119	2,167,285	2,168,576
Amortization		69,239	91,409	273,674	293,555
Freight and custody expenses		367,035	339,978	1,050,201	1,005,552
Sales commissions		17,214	14,116	47,352	42,499
Loss on disposal of property, plant and equipment		19,493	37,279	78,565	115,498
Impairment losses on property, plant and equipment		20	2	18,890	7,426
Impairment losses on intangible assets		312	4,533	2,075	24,898
Donations		743	8,645	25,726	26,102
Other expenses		1,145,863	544,790	3,961,405	3,286,127

	~~W~~	14,867,171	13,984,560	44,533,172	41,889,743

(*1)	Includes depreciation expense of investment property.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

32. Income Taxes

The effective tax rates of the Company for the nine-month periods ended September 30, 2018 and 2017 were 29.46% and 27.52%, respectively.

33. Earnings per Share

Basic and diluted earnings per share for the three-month and nine-month periods ended September 30, 2018 and 2017 were as follows:

(in Won except per share information)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2018		2017	2018	2017
Profit attributable to controlling interest	~~W~~	1,019,525,874,393	869,421,921,571	2,558,060,147,314	2,233,158,949,608
Interests of hybrid bonds		(1,681,205,479)	(8,330,108,492)	(16,039,780,819)	(24,628,146,846)
Weighted-average number of common shares outstanding (*1)		80,000,982	79,998,798	80,000,428	79,998,325

Basic and diluted earnings per share	~~W~~	12,723	10,764	31,775	27,607

(*1)	The weighted-average number of common shares used to calculate basic and diluted earnings per share are as follows:

(Share)	For the three-month periods ended September 30		For the nine-month periods ended September 30
	2018	2017	2018	2017
Total number of common shares issued	87,186,835	87,186,835	87,186,835	87,186,835
Weighted-average number of treasury shares	(7,185,853)	(7,188,037)	(7,186,407)	(7,188,510)

Weighted-average number of common shares outstanding	80,000,982	79,998,798	80,000,428	79,998,325

Since there were no potential shares of common stock which had dilutive effects as of September 30, 2018 and 2017, diluted earnings per share is equal to basic earnings per share.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

34. Related Party Transactions

(a)	Significant transactions between the controlling company and related companies for the nine-month periods ended September 30, 2018 and 2017 were as follows:

1)	For the nine-month period ended September 30, 2018

(in millions of Won)	Sales and others(*1)			Purchase and others(*2)
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries(*3)
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	6,369	76	—	196,752	12	29,718
POSCO COATED & COLOR STEEL Co., Ltd.		356,527	2,724	—	—	6,869	1,276
POSCO ICT(*4)		1,972	7,475	—	204,736	24,754	139,216
eNtoB Corporation		9	60	264,079	18,832	217	20,548
POSCO CHEMTECH		302,031	28,457	395,063	17,218	234,193	1,271
POSCO ENERGY CO., LTD.		146,878	1,060	—	—	—	—
POSCO DAEWOO Corporation		4,510,731	41,542	532,993	—	43,401	1,200
POSCO Thainox Public Company Limited		215,188	5,249	8,508	—	—	—
POSCO America Corporation		231,452	—	—	—	—	1,715
POSCO Canada Ltd.		190	1,234	197,650	—	—	—
POSCO Asia Co., Ltd.		1,412,737	189	430,584	556	1,876	2,866
Qingdao Pohang Stainless Steel Co., Ltd.		134,544	7	—	—	—	34
POSCO JAPAN Co., Ltd.		1,056,147	6	18,655	2,528	—	2,574
POSCO0VIETNAM Co., Ltd.		220,718	71	—	—	—	8
POSCO MEXICO S.A. DE C.V.		220,900	59	—	—	—	35
POSCO Maharashtra Steel Private Limited		423,802	490	—	—	—	115
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		165,483	—	1,111	—	—	5
Others(*5)		896,515	36,460	285,775	15,708	193,469	95,559

		10,302,193	125,159	2,134,418	456,330	504,791	296,140

Associates and joint ventures(*3)
POSCO PLANTEC Co., Ltd.		9,275	144	2,340	119,442	17,299	5,397
SNNC		3,784	799	384,903	—	—	5
POSCO-SAMSUNG0Slovakia Processing Center		56,357	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	602,687	—	—	—
Others		8,557	53,013	54,996	—	—	5

		77,973	53,956	1,044,926	119,442	17,299	5,407

	~~W~~	10,380,166	179,115	3,179,344	575,772	522,090	301,547

(*1)	Sales and others mainly consist of sales of steel products to subsidiaries, associates and joint ventures.
(*2)	Purchases and others mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.
(*3)	As of September 30, 2018, the Company provided guarantees to related parties (Note 35).
(*4)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.
(*5)

During the nine-month period ended September 30, 2018, the Company made loans of ~~W~~2,950 million to Suncheon Eco Trans Co., Ltd., a subsidiary of the Company. As of September 30, 2018, corresponding amounts of those loans were recorded as allowance for doubtful accounts.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

2)	For the nine-month period ended September 30, 2017

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	2,551	55	—	117,040	2	9,835
POSCO Processing&Service		298,781	1	113,628	4,595	8,309	404
POSCO COATED & COLOR STEEL Co., Ltd.		305,823	3,533	—	—	7,166	47
POSCO ICT		1,122	5,087	—	225,629	21,203	129,147
eNtoB Corporation		1	30	233,816	4,265	32	19,292
POSCO CHEMTECH		266,494	27,736	362,422	15,721	214,862	6,646
POSCO ENERGY CO., LTD.		133,124	1,068	—	—	—	—
POSCO DAEWOO Corporation		3,868,409	35,155	375,159	221	29,974	1,355
POSCO Thainox Public Company Limited		160,079	9,780	8,068	—	—	—
POSCO America Corporation		296,609	—	90	—	—	1,283
POSCO Canada Ltd.		218	666	206,071	—	—	—
POSCO Asia Co., Ltd.		1,517,004	887	311,610	194	1,257	3,053
Qingdao Pohang Stainless Steel Co., Ltd.		119,797	—	—	—	—	160
POSCO JAPAN Co., Ltd.		1,105,655	2	20,104	311	—	2,397
POSCO MEXICO S.A. DE C.V.		231,152	—	—	—	—	665
POSCO Maharashtra Steel Private Limited		349,800	—	—	—	—	51
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		147,370	—	—	—	—	—
Others		835,030	7,681	208,938	21,508	174,123	84,427

		9,639,019	91,681	1,839,906	389,484	456,928	258,762

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		1,097	71	4,366	255,140	14,905	17,591
SNNC		3,833	426	390,983	—	—	1
POSCO-SAMSUNG-Slovakia Processing Center		40,994	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	547,506	—	—	—
CSP - Compania Siderurgica do Pecem		—	—	159,501	—	—	—
Others		10,737	52,519	59,652	—	—	3

		56,661	53,016	1,162,008	255,140	14,905	17,595

	~~W~~	9,695,680	144,697	3,001,914	644,624	471,833	276,357

(b)	Significant transactions between the controlling company and related companies for the three-month periods ended September 30, 2018 and 2017 were as follows:

1)	For the three-month period ended September 30, 2018

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	1,402	13	—	57,027	3	6,513
POSCO COATED & COLOR STEEL Co., Ltd.		129,328	—	—	—	2,651	612
POSCO ICT		653	—	—	67,368	8,581	44,048
eNtoB Corporation		4	—	88,165	10,485	159	8,256
POSCO CHEMTECH		101,449	5,376	135,439	1,240	78,643	670
POSCO ENERGY CO., LTD.		50,970	358	—	—	—	—
POSCO DAEWOO Corporation		1,618,711	2,683	189,376	—	14,023	525
POSCO Thainox Public Company Limited		74,564	—	3,056	—	—	—
POSCO America Corporation		96,316	—	—	—	—	768
POSCO Canada Ltd.		—	352	69,486	—	—	—
POSCO Asia Co., Ltd.		460,938	27	194,209	21	551	982
Qingdao Pohang Stainless Steel Co., Ltd.		47,367	—	—	—	—	29
POSCO JAPAN Co., Ltd.		362,715	—	6,938	819	—	1,081
POSCO-VIETNAM Co., Ltd.		56,802	50	—	—	—	—
POSCO MEXICO S.A. DE C.V.		74,511	22	—	—	—	35
POSCO Maharashtra Steel Private Limited		154,893	141	—	—	—	29
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		53,227	—	1,111	—	—	—
Others		317,661	15,920	140,149	4,694	64,998	32,635

		3,601,511	24,942	827,929	141,654	169,609	96,183

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		4,007	36	708	43,867	6,790	614
SNNC		1,317	197	141,893	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		27,844	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	193,872	—	—	—
Others		3,450	7,885	19,173	—	—	—

		36,618	8,118	355,646	43,867	6,790	614

	~~W~~	3,638,129	33,060	1,183,575	185,521	176,399	96,797

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

2)	For the three-month period ended September 30, 2017

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	773	11	—	36,265	2	5,307
POSCO COATED & COLOR STEEL Co., Ltd.		100,020	—	—	—	2,001	25
POSCO ICT		331	10	—	79,713	7,309	42,734
eNtoB Corporation		—	—	78,695	2,763	15	6,154
POSCO CHEMTECH		93,332	6,672	130,813	—	73,666	387
POSCO ENERGY CO., LTD.		49,814	370	—	—	—	—
POSCO DAEWOO Corporation		1,410,115	—	163,305	—	13,219	106
POSCO Thainox Public Company Limited		51,024	—	1,938	—	—	—
POSCO America Corporation		93,596	—	—	—	—	1,208
POSCO Canada Ltd.		—	317	63,505	—	—	—
POSCO Asia Co., Ltd.		516,351	277	79,460	—	493	1,478
Qingdao Pohang Stainless Steel Co., Ltd.		38,112	—	—	—	—	132
POSCO JAPAN Co., Ltd.		351,593	2	6,623	311	—	1,658
POSCO MEXICO S.A. DE C.V.		54,215	—	—	—	—	665
POSCO Maharashtra Steel Private Limited		129,911	—	—	—	—	19
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		46,754	—	—	—	—	—
Others		271,107	642	71,362	4,778	58,933	34,823

		3,207,048	8,301	595,701	123,830	155,638	94,696

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		644	25	624	52,235	4,572	1,626
SNNC		1,176	142	146,867	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		17,535	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	184,772	—	—	—
CSP - Compania Siderurgica do Pecem		—	—	9,404	—	—	—
Others		3,866	12,673	15,026	—	—	2

		23,221	12,840	356,693	52,235	4,572	1,628

	~~W~~	3,230,269	21,141	952,394	176,065	160,210	96,324

(c)	The related account balances of significant transactions between the controlling company and related companies as of September 30, 2018 and December 31, 2017 are as follows:

1)	September 30, 2018

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	—	3,883	3,883	—	23,602	716	24,318
POSCO COATED & COLOR STEEL Co., Ltd.		63,346	237	63,583	286	8	1,486	1,780
POSCO ICT		—	170	170	1,162	34,689	17,589	53,440
eNtoB Corporation		—	—	—	7,457	35,602	11	43,070
POSCO CHEMTECH		68,773	3,545	72,318	16,335	52,742	17,747	86,824
POSCO ENERGY CO., LTD.		35,558	1,297	36,855	—	—	1,425	1,425
POSCO DAEWOO Corporation		588,318	793	589,111	2,504	2,285	3,922	8,711
POSCO Thainox Public Company Limited		74,671	2	74,673	645	—	—	645
POSCO America Corporation		24,289	—	24,289	—	—	—	—
POSCO Asia Co., Ltd.		486,058	602	486,660	15,485	—	184	15,669
Qingdao Pohang Stainless Steel Co., Ltd.		32,635	—	32,635	—	—	—	—
POSCO MEXICO S.A. DE C.V.		96,181	569	96,750	—	—	—	—
POSCO Maharashtra Steel Private Limited		406,981	3,966	410,947	—	—	—	—
Others		465,606	53,420	519,026	47,817	24,346	82,761	154,924

		2,342,416	68,484	2,410,900	91,691	173,274	125,841	390,806

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		1,297	1	1,298	2,375	16,145	—	18,520
SNNC		492	68	560	31,408	—	—	31,408
Roy Hill Holdings Pty Ltd		—	—	—	22,153	—	—	22,153
Others		7,717	18,847	26,564	480	75	—	555

		9,506	18,916	28,422	56,416	16,220	—	72,636

	~~W~~	2,351,922	87,400	2,439,322	148,107	189,494	125,841	463,442

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

2)	December 31, 2017

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	2	2,908	2,910	—	21,965	674	22,639
POSCO COATED & COLOR STEEL Co., Ltd.		58,184	324	58,508	—	5	504	509
POSCO ICT		55	217	272	1,458	72,586	27,009	101,053
eNtoB Corporation		—	—	—	12,252	31,899	20	44,171
POSCO CHEMTECH		61,810	3,589	65,399	51,774	20,313	17,568	89,655
POSCO ENERGY CO., LTD.		33,239	1,673	34,912	—	—	1,425	1,425
POSCO DAEWOO Corporation		483,915	12,739	496,654	10,213	2,145	5,794	18,152
POSCO Thainox Public Company Limited		57,826	—	57,826	1,204	—	—	1,204
POSCO America Corporation		5,365	—	5,365	—	—	—	—
POSCO Asia Co., Ltd.		404,857	541	405,398	9,811	24	—	9,835
Qingdao Pohang Stainless Steel Co., Ltd.		31,693	—	31,693	—	—	—	—
POSCO MEXICO S.A. DE C.V.		55,695	530	56,225	—	—	—	—
POSCO Maharashtra Steel Private Limited		392,630	5,733	398,363	—	—	—	—
Others		384,385	49,403	433,788	15,038	59,575	31,118	105,731

		1,969,656	77,657	2,047,313	101,750	208,512	84,112	394,374

Associates and jointventures
POSCO PLANTEC Co., Ltd.		1,946	9	1,955	3,842	15,723	—	19,565
SNNC		648	61	709	49,506	3	—	49,509
Others		8,350	904	9,254	824	—	—	824

		10,944	974	11,918	54,172	15,726	—	69,898

	~~W~~	1,980,600	78,631	2,059,231	155,922	224,238	84,112	464,272

(d)	Significant transactions between the Company, excluding the controlling company, and related companies for the nine-month periods ended September 30, 2018 and 2017 were as follows:

1)	For the nine-month period ended September 30, 2018

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	~~W~~	12,521	—	62	18,281
New Songdo International City Development, LLC		30,150	33,382	—	12
SNNC		47,805	128	8,874	36,555
Chuncheon Energy Co., Ltd.		24,327	—	—	—
Noeul Green Energy Co., Ltd.		4,782	—	—	—
VSC POSCO Steel Corporation		12,412	—	2,051	15
USS-POSCO Industries		—	—	1,887	—
CSP - Compania Siderurgica do Pecem		176,115	8,963	180,863	26,131
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		35,574	—	56,135	—
LLP POSUK Titanium		—	—	944	—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		—	—	8,806	—
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd		10,187	—	—	—
PT. Batutua Tembaga Raya		—	48	9,319	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		23,612	—	192	—
Sebang Steel		—	—	11,093	14
DMSA/AMSA		—	—	29,556	587
South-East Asia Gas Pipeline Company Ltd.		—	33,840	—	—
Others		242,254	46,853	14,832	41,473

	~~W~~	619,739	123,214	324,614	123,068

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

2)	For the nine-month period ended September 30, 2017

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	~~W~~	16,077	—	81	5,453
New Songdo International City Development, LLC		194,286	—	—	30
SNNC		21,727	—	684	14,266
Chuncheon Energy Co., Ltd.		60,126	5	—	—
Noeul Green Energy Co., Ltd.		8,860	—	—	1,958
VSC POSCO Steel Corporation		15,624	—	141	—
USS-POSCO Industries		26,899	107	1,701	—
CSP - Compania Siderurgica do Pecem		109,586	—	37,845	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		27,418	—	39,600	—
LLP POSUK Titanium		—	—	3,972	—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		2	—	14,011	—
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd		16,191	—	—	—
PT. Batutua Tembaga Raya		—	—	13,796	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		25,697	—	98	—
Zhangjiagang Pohang Refractories Co., Ltd.		—	—	87	1,632
Sebang Steel		441	—	18,033	—
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.		43,764	—	—	—
DMSA/AMSA		—	—	37,772	—
South-East Asia Gas Pipeline Company Ltd.		—	40,708	—	—
Others		208,031	23,185	14,920	13,370

	~~W~~	774,729	64,005	182,741	36,709

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

(e)	Significant transactions between the Company, excluding the controlling company, and related companies for the three-month periods ended September 30, 2018 and 2017 were as follows:

1)	For the three-month period ended September 30, 2018

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	~~W~~	4,773	—	15	10,749
New Songdo International City Development, LLC		4,044	12,091	—	—
SNNC		9,833	128	4,104	19,729
Chuncheon Energy Co., Ltd.		3,978	—	—	—
Noeul Green Energy Co., Ltd.		1,661	—	—	—
VSC POSCO Steel Corporation		177	—	652	—
USS-POSCO Industries		—	—	715	—
CSP - Compania Siderurgica do Pecem		58,639	2,437	121,291	4,591
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		10,348	—	18,000	—
LLP POSUK Titanium		—	—	197	—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		—	—	3,373	—
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd		2,975	—	—	—
PT. Batutua Tembaga Raya		—	48	4,200	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		7,474	—	73	—
Sebang Steel		—	—	2,410	—
DMSA/AMSA		—	—	9,616	—
South-East Asia Gas Pipeline Company Ltd.		—	5,257	—	—
Others		99,238	18,231	6,803	14,308

	~~W~~	203,140	38,192	171,449	49,377

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

2)	For the three-month period ended September 30, 2017

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	~~W~~	4,318	—	62	2,577
New Songdo International City Development, LLC		64,446	—	—	—
SNNC		6,375	—	684	11,663
Chuncheon Energy Co., Ltd.		6,630	—	—	—
Noeul Green Energy Co., Ltd.		2,777	—	—	839
VSC POSCO Steel Corporation		2,447	—	46	—
USS-POSCO Industries		19,469	53	612	—
CSP - Compania Siderurgica do Pecem		40,296	—	37,845	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		2,318	—	11,556	—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		—	—	4,521	—
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd		4,023	—	—	—
PT. Batutua Tembaga Raya		—	—	5,146	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		7,811	—	24	—
Zhangjiagang Pohang Refractories Co., Ltd.		—	—	1	203
Sebang Steel		—	—	4,804	—
DMSA/AMSA		—	—	15,753	—
South-East Asia Gas Pipeline Company Ltd.		—	6,167	—	—
Others		75,633	1,349	5,199	9,181

	~~W~~	236,543	7,569	86,253	24,463

(f)	The related account balances of significant transactions between the Company, excluding the controlling company, and related companies as of September 30, 2018 and December 31, 2017 are as follows:

1)	September 30, 2018

(in millions of Won)	Receivables					Payables
	Trade accounts and notes receivable		Loans	Others	Total	Trade accounts and notes payable	Others	Total
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	~~W~~	3,462	—	5	3,467	11,802	8	11,810
New Songdo International City Development, LLC		234,213	279,062	15,967	529,242	—	—	—
Chun-cheon Energy Co., Ltd.		55	—	—	55	—	3,179	3,179
VSC POSCO Steel Corporation		—	—	81	81	—	—	—
USS-POSCO Industries		—	—	—	—	211	—	211
Nickel Mining Company SAS		—	60,383	117	60,500	—	—	—
CSP - Compania Siderurgica do Pecem		382,161	—	8,911	391,072	—	—	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		10,183	—	—	10,183	2,335	—	2,335
PT. Batutua Tembaga Raya		—	35,652	49	35,701	—	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		6,529	4,451	35	11,015	82	—	82
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.		395	—	—	395	—	546	546
DMSA/AMSA		—	71,307	—	71,307	1,172	—	1,172
South-East Asia Gas Pipeline Company Ltd.		—	202,323	—	202,323	—	—	—
POSPower Co.,Ltd.		18,348	—	—	18,348	—	66,836	66,836
Others		65,882	141,360	16,065	223,307	19,184	6,388	25,572

	~~W~~	721,228	794,538	41,230	1,556,996	34,786	76,957	111,743

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

2)	December 31, 2017

(in millions of Won)	Receivables					Payables
	Trade accounts and notes receivable		Loans	Others	Total	Trade accounts and notes receivable	Others	Total
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	~~W~~	2,287	—	5	2,292	3,442	5,595	9,037
New Songdo International City Development, LLC		484,038	282,775	1,696	768,509	—	7,146	7,146
Chuncheon Energy Co., Ltd.		—	—	21	21	—	9,617	9,617
VSC POSCO Steel Corporation		16	—	—	16	17	—	17
USS-POSCO Industries		—	—	4	4	—	—	—
Nickel Mining Company SAS		—	59,668	118	59,786	—	—	—
CSP - Compania Siderurgica do Pecem		380,180	—	13,443	393,623	—	29,700	29,700
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		2,108	5,357	6	7,471	2,449	—	2,449
PT. Batutua Tembaga Raya		24	29,048	—	29,072	—	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		8,067	5,357	32	13,456	107	—	107
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.		715	—	—	715	—	526	526
DMSA/AMSA		—	69,713	4,443	74,156	—	—	—
South-East Asia Gas Pipeline Company Ltd.		—	229,880	—	229,880	—	—	—
Others		134,397	134,506	6,885	275,788	1,856	2,005	3,861

	~~W~~	1,011,832	816,304	26,653	1,854,789	7,871	54,589	62,460

(g)

Significant financial transactions between the Company, excluding the controlling company, and related companies for the nine-month period ended September 30, 2018 and the year ended December 31, 2017 were as follows:

1)	September 30, 2018

(in millions of Won)	Beginning		Lend	Collect	Others(*2)	Ending
Associates and joint ventures
New Songdo International City Development, LLC	~~W~~	282,775	150	(3,714)	(149)	279,062
Gail International Korea, LLC		2,000	8,500	(4,500)	—	6,000
UITrans LRT Co., Ltd.		—	4,048	—	—	4,048
DMSA/AMSA(*1)		69,713	9,039	(342)	(7,103)	71,307
South-East Asia Gas Pipeline Company Ltd.		229,880	—	(35,808)	8,251	202,323
PT. Batutua Tembaga Raya		29,048	4,678	—	1,926	35,652
PT. Tanggamus Electric Power		3,197	1,042	—	163	4,402
PT. Wampu Electric Power		5,107	—	—	197	5,304
PT. POSMI Steel Indonesia		4,286	—	(1,482)	(22)	2,782
Nickel Mining Company SAS		59,668	—	—	715	60,383
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		5,357	—	(5,357)	—	—
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		6,428	—	—	248	6,676
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		5,357	4,451	(5,357)	—	4,451
POS-SeaAH Steel Wire (Thailand) Co., Ltd.		6,428	—	—	248	6,676
AMCI (WA) PTY LTD		92,061	2,747	—	(3,802)	91,006
POS-AUSTEM YANTAI AUTOMOTIVE CO.,LTD		5,357	5,564	(5,357)	—	5,564
POS-AUSTEM WUHAN AUTOMOTIVE CO.,LTD		8,571	8,902	(8,571)	—	8,902
SAMHWAN VINA CO., LTD		1,071	—	(1,071)	—	—

	~~W~~	816,304	49,121	(71,559)	672	794,538

(*1)	During the nine-month period ended September 30, 2018, loans amounting to ~~W~~9,820 million have been converted to shares of DMSA/AMSA, and its amount is included in others.
(*2)	Includes adjustments of foreign currency translation differences and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

2)	December 31, 2017

(in millions of Won)	Beginning		Lend	Collect	Others(*4)	Ending
Associates and jointventures
METAPOLIS Co.,Ltd.(*1)	~~W~~	13,270	—	—	(13,270)	—
New Songdo International City Development, LLC		—	484,644	(201,869)	—	282,775
Gail International Korea, LLC		—	2,000	—	—	2,000
DMSA/AMSA(*2)		90,638	2,956	—	(23,881)	69,713
South-East Asia Gas Pipeline Company Ltd.		276,605	28,967	(46,252)	(29,440)	229,880
PT. Batutua Tembaga Raya		38,120	—	—	(9,072)	29,048
PT. Tanggamus Electric Power		3,606	—	—	(409)	3,197
PT. Wampu Electric Power		5,761	—	—	(654)	5,107
PT. POSMI Steel Indonesia		4,834	—	—	(548)	4,286
Nickel Mining Company SAS		60,425	—	—	(757)	59,668
AN KHANH NEW CITY DEVELOPMENT J.V CO., LTD.(*1)		60,425	—	—	(60,425)	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		6,647	—	(577)	(713)	5,357
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		7,251	—	—	(823)	6,428
Hamparan Mulya		3,626	—	(3,626)	—	—
POS-SEAHSTEELWIRE (TIANJIN)CO.,Ltd		5,438	—	(5,438)	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		8,460	—	(2,262)	(841)	5,357
POS-SeAH Steel Wire (Thailand) Co., Ltd.		7,251	—	(1,142)	319	6,428
AMCI (WA) PTY LTD		91,775	4,327	—	(4,041)	92,061
POS-AUSTEM YANTAI AUTOMOTIVE CO.,LTD(*3)		—	—	—	5,357	5,357
POS-AUSTEM WUHAN AUTOMOTIVE CO.,LTD(*3)		—	—	—	8,571	8,571
SAMHWAN VINA CO., LTD(*3)		—	—	—	1,071	1,071

	~~W~~	684,132	522,894	(261,166)	(129,556)	816,304

(*1)	During the year ended December 31, 2017, it was excluded from associates.
(*2)	During the year ended December 31, 2017, loans amounting to ~~W~~13,712 million have been converted to shares of DMSA/AMSA, and its amount is included in others.
(*3)	During the year ended December 31, 2017, it was newly classified as associates and joint ventures.
(*4)	Includes adjustments of foreign currency translation differences and others.

(h)	For the nine-month periods ended September 30, 2018 and 2017, details of compensation to key management officers were as follows:

(in millions of Won)	September 30, 2018		September 30, 2017
Short-term benefits	~~W~~	86,256	88,640
Long-term benefits		10,922	7,504
Retirement benefits		15,814	16,681

	~~W~~	112,992	112,825

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influences and responsibilities in the Company’s business and operations.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

35. Commitments and Contingencies

(a) Details of guarantees

Contingent liabilities on outstanding guarantees provided by the Company as of September 30, 2018 are as follows:

(in millions of Won)			Guarantee limit			Guarantee amount
Guarantor	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
[The Company]
POSCO	POSCO Asia Co., Ltd.	BOC	USD	50,000,000	55,635	50,000,000	55,635
	POSCO ASSAN TST STEEL INDUSTRY	SMBC and others	USD	146,527,500	163,041	131,874,750	146,737
	POSCO COATED STEEL (THAILAND) CO., LTD.	The Great & CO Co.,Ltd.(SPC)	THB	5,501,000,000	188,684	5,501,000,000	188,684
	POSCO Maharashtra Steel Private Limited	Export-Import Bank of Korea and others	USD	506,853,000	563,975	295,318,500	328,601
	POSCO MEXICO S.A. DE C.V.	BOA and others	USD	160,000,000	178,032	160,000,000	178,032
	POSCO SS VINA CO., LTD.	Export-Import Bank of Korea and others	USD	354,351,050	394,287	294,584,651	327,784
	POSCO-VIETNAM Co., Ltd.	SMBC and others	USD	156,000,000	173,581	156,000,000	173,581
	PT. KRAKATAU POSCO	Export-Import Bank of Korea and others	USD	1,350,300,000	1,502,480	1,175,610,434	1,308,101
	Zhangjiagang Pohang Stainless Steel Co., Ltd.	BTMU and others	CNY	760,500,000	123,034	608,400,000	98,427
POSCO DAEWOO Corporation	Daewoo Global Development. Pte., Ltd	Export-Import Bank of Korea and others	USD	196,017,000	218,108	196,017,000	218,108
	Daewoo Power PNG Ltd.	Export-Import Bank of Korea	USD	51,000,000	56,748	51,000,000	56,748
	Daewoo Textile LLC	Export-Import Bank of Korea	USD	2,000,000	2,225	2,000,000	2,225
	POSCO ASSAN TST STEEL INDUSTRY	ING and others	USD	14,652,750	16,304	14,652,750	16,304
	POSCO DAEWOO INDIA PVT., LTD.	Shinhan Bank and others	USD	149,400,000	166,237	68,055,120	75,726
	PT. Bio Inti Agrindo	Export-Import Bank of Korea and others	USD	128,000,000	142,426	128,000,000	142,426
	Golden Lace DAEWOO Company Limited	Shinhan Bank	USD	9,000,000	10,014	6,000,000	6,676
	Songdo Posco family Housing	SAMSUNG SECURITIES CO.,LTD and others	KRW	70,000	70,000	—	—
	POSCO DAEWOO CHINA CO., LTD	Mizuho	USD	8,000,000	8,901	5,666,440	6,305
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	POSCO E&C Vietnam Co., Ltd.	Export-Import Bank of Korea	USD	27,000,000	30,043	27,000,000	30,043
	HONG KONG POSCO E&C (CHINA) INVESTMENT Co., Ltd.	Woori bank and others	USD	148,000,000	164,680	140,500,000	156,334
	POSCO Engineering and Construction India Private Limited	Woori bank	USD	2,100,000	2,337	2,100,000	2,337
	PT.POSCO E&C INDONESIA	POSCO Asia Co., Ltd.	USD	10,900,000	12,128	10,900,000	12,128
	Songdo Posco family Housing	SAMSUNG SECURITIES CO.,LTD and others	KRW	70,000	70,000	—	—
	Daewoo Global Development. Pte., Ltd	SMBC and others	USD	163,633,000	182,074	163,633,000	182,074
POSCO ICT	PT.POSCO ICT INDONESIA	POSCO Asia Co., Ltd.	USD	1,500,000	1,669	1,500,000	1,669
POSCO CHEMTECH	PT.Krakatau Posco Chemtech Calcination	KEB Hana Bank	USD	15,200,000	16,913	15,200,000	16,913
POSCO COATED & COLOR STEEL Co., Ltd.	Myanmar POSCO C&C Company, Limited.	POSCO Asia Co., Ltd. and others	USD	13,986,947	15,563	13,986,947	15,563
POSCO ENERGY CO., LTD	PT. KRAKATAU POSCO ENERGY	Export-Import Bank of Korea and others	USD	193,900,000	215,752	129,314,046	143,888

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

(in millions of Won)			Guarantee limit			Guarantee amount
Guarantor	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
[Associates and joint ventures]
POSCO	CSP - Compania Siderurgica do Pecem	Export-Import Bank of Korea and others	USD	420,000,000	467,336	409,052,408	455,151
		BNDES	BRL	464,060,000	128,670	464,060,000	128,670
	LLP POSUK Titanium	SMBC	USD	15,000,000	16,691	15,000,000	16,691
	Nickel Mining Company SAS	SMBC	EUR	46,000,000	59,550	46,000,000	59,550
POSCO DAEWOO Corporation	GLOBAL KOMSCO Daewoo LLC	ICBC	USD	8,225,000	9,152	8,225,000	9,152
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	New Songdo International City Development, LLC	Others	KRW	340,000	340,000	322,400	322,400
	UITrans LRT Co., Ltd.	Kookmin Bank and others	KRW	20,740	20,740	2,893	2,893
	Chuncheon Energy Co., Ltd.	Kookmin Bank and others	KRW	11,600	11,600	—	—
	Pohang E&E Co., Ltd.	Heungkuk Life Insurance Co., Ltd.	KRW	6,500	6,500	—	—
	JB CLARK HILLS	KOREA INVESTMENT&SECURITIES Co., Ltd.	KRW	40,000	40,000	30,700	30,700
POSCO ICT	Incheon-Gimpo Expressway Co, Ltd.	KDB Bank	KRW	100,000	100,000	100,000	100,000
	UITrans LRT Co., Ltd.	Kookmin Bank	KRW	76,000	76,000	76,000	76,000
POSCO CHEMTECH	KRAKATAU POS-CHEM DONG-SUH CHEMICAL	KEB Hana Bank	USD	1,140,000	1,268	886,667	987
POSCO(Suzhou) Automotive Processing Center Co.,Ltd.	POS-InfraAuto (Suzhou) Co., Ltd	KDB Bank	USD	780,000	868	780,000	868
[Others]
POSCO DAEWOO Corporation	Ambatovy Project Investments Ltd. and others	Export-Import Bank of Korea	USD	87,272,727	97,108	19,746,111	21,971
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	Ecocity CO.,LTD and others	Others	KRW	1,232,660	1,232,660	464,895	464,895
POSCO ICT	SMS Energy and others	KEB Hana Bank and others	KRW	88,329	88,329	67,112	67,112
	Hyochun CO., LTD	Daegu Bank and others	KRW	39,575	39,575	39,575	39,575
	BLT Enterprise and others	Kyobo Life Insurance Co.,Ltd. and others	KRW	1,165,352	1,165,352	1,165,352	1,165,352
POSCO AUSTRALIA PTY LTD	Department of Trade and Investment (NSW Government)	Woori Bank and others	AUD	26,147,711	20,955	26,147,711	20,955

			USD	4,390,738,974	4,885,576	3,692,603,824	4,108,758
			KRW	3,260,756	3,260,756	2,268,927	2,268,927
			CNY	760,500,000	123,034	608,400,000	98,427
			THB	5,501,000,000	188,684	5,501,000,000	188,684
			EUR	46,000,000	59,550	46,000,000	59,550
			AUD	26,147,711	20,955	26,147,711	20,955
			BRL	464,060,000	128,670	464,060,000	128,670

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

(b)

POSCO ENGINEERING & CONSTRUCTION CO., LTD. has provided the completion guarantees for Samsung C&T Corporation amounting to ~~W~~395,792 million while Samsung C&T Corporation has provided the construction guarantees or payment guarantees on customers’ borrowings on behalf of POSCO ENGINEERING & CONSTRUCTION CO., LTD. amounting to ~~W~~268,851 million as of September 30, 2018.

(c)	Other commitments

Details of other commitments of the Company as of September 30, 2018 are as follows:

POSCO	POSCO entered into long-term contracts to purchase iron ore, coal, nickel and others. The contracts of iron ore and coal generally have terms of more than three years and the contracts of nickel have terms of more than one year. These contracts provide for periodic price adjustments based on the market price. As of September 30, 2018, 95 million tons of iron ore and 15 million tons of coal remained to be purchased under such long-term contracts.

POSCO entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

As of September 30, 2018, POSCO entered into a commitment with KOREA ENERGY AGENCY for long-term foreign currency borrowings, which are limited up to the amount of USD 6.49 million. The borrowing is related to the exploration of gas hydrates in Western Fergana-Chinabad. The repayment of the borrowings depends on the success of the projects. POSCO is not liable for the repayment of full or part of the amount borrowed if the respective projects fail. POSCO has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of September 30, 2018, the ending balance of the borrowing amounts to USD 1.02 million.

POSCO has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Norddeutsche Landesbank, for seamless funding to POSCO ENERGY Co., Ltd. under construction of new power plant.

POSCO provides a supplementary fund of up to ~~W~~9.8 billion to the Company’s subsidiary, Busan E&E Co., Ltd., at the request of creditors such as the Korea Development Bank.

POSCO provides a supplementary funding for the purpose of promoting the Suncheon Bay PRT business of Suncheon Eco Trans Co., Ltd., a subsidiary of the Company, at the request of creditors.

POSCO ENGINEERING & CONSTRUCTION CO., LTD.	As of September 30, 2018, POSCO ENGINEERING & CONSTRUCTION CO., LTD. has foreign currency guarantee of up to USD 1,808 million and uses USD 837 million with Woori Bank and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

POSCO ICT	As of September 30, 2018, in relation to contract enforcement, POSCO ICT was provided with ~~W~~132,271 million, ~~W~~9,589 million and ~~W~~457 million guaranties from Korea Software Financial Cooperative, Seoul Guarantee Insurance and Engineering Guarantee Insurance, respectively.

(d)	Litigation in progress

The Company is involved in 372 lawsuits and claims for alleged damages aggregating to ~~W~~804 billion as defendant as of September 30, 2018, which arise from the ordinary course of business. The Company has recognized provisions amounting to ~~W~~35.1 billion for 132 lawsuits based on its reliable estimate of outflow of resources. However, the Company has not recognized any provisions for other lawsuits and claims since the Company does not believe it has a present obligation as of September 30, 2018.

(e)	Other contingencies

POSCO	POSCO has provided three blank checks to KOREA ENERGY AGENCY as collateral for long-term foreign currency borrowings.

POSCO DAEWOO Corporation	As of September 30, 2018, POSCO DAWEOO Corporation has provided 33 blank promissory notes and 24 blank checks to KOREA ENERGY AGENCY and others as collateral for the guarantee on performance for contracts and others.

POSCO ENGINEERING & CONSTRUCTION CO., LTD.	As of September 30, 2018, POSCO ENGINEERING & CONSTRUCTION CO., LTD. has provided 27 blank checks and 4 blank promissory notes as collateral for agreements and outstanding loans, and has provided joint guarantee of ~~W~~10,394,147 million for guarantee that partners had issued from Korea Housing & Urban Guarantee Corporation and others.

POSCO ICT	As of September 30, 2018, POSCO ICT has provided 2 blank promissory notes and 4 blank checks to financial institutions as collateral for the guarantee on performance for contracts and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

36. Cash Flows from Operating Activities

Changes in operating assets and liabilities for the nine-month periods ended September 30, 2018 and 2017 were as follows:

(in millions of Won)	September 30, 2018		September 30, 2017
Trade accounts and notes receivable	~~W~~	(621,704)	(251,204)
Other receivables		(283,836)	(19,159)
Inventories		(903,282)	(692,170)
Other current assets		(4,254)	(15,771)
Other non-current assets		(1,998)	(9,516)
Trade accounts and notes payable		84,133	(663,676)
Other payables		(95,688)	(317,835)
Other current liabilities		46,774	(270,326)
Provisions		(149,974)	(55,931)
Payments of severance benefits		(166,450)	(144,510)
Plan assets		54,820	97,452
Other non-current liabilities		29,759	(9,101)

	~~W~~	(2,011,700)	(2,351,747)

37. Operating Segments

The Company’s operating businesses are organized based on the nature of markets and customers. The Company has four reportable operating segments - steel, construction, trading and others. The steel segment includes production of steel products and revenue of such products. The construction segment includes planning, designing and construction of industrial plants, civil engineering projects and commercial and residential buildings, both in Korea and overseas. The trading segment consists of exporting and importing a wide range of steel products and raw materials that are both obtained from and supplied to POSCO, as well as between other suppliers and purchasers in Korea and overseas. Other segments include power generation, liquefied natural gas production, network and system integration and logistics. The policies of classification and measurement on operating segments were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2017.

Segment assets, liabilities and profit (loss) are generally measured based on separate financial statements in accordance with K-IFRS of the subsidiaries that constitute reportable operating segments.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

(a)	Information about reportable segments for the nine-month periods ended September 30, 2018 and 2017 was as follows:

1)	For the nine-month period ended September 30, 2018

(in millions of Won)	Steel		Trading	Construction	Others	Total
External revenues	~~W~~	24,443,753	16,697,282	4,932,367	2,282,904	48,356,306
Internal revenues		13,780,144	12,152,833	370,179	2,032,300	28,335,456
Inter segment revenue		9,609,548	6,696,177	313,068	1,950,404	18,569,197
Total revenues		38,223,897	28,850,115	5,302,546	4,315,204	76,691,762
Segment profits		2,457,674	132,887	123,891	151,045	2,865,497

2)	For the nine-month period ended September 30, 2017

(in millions of Won)	Steel		Trading	Construction	Others	Total
External revenues	~~W~~	22,389,467	15,583,799	5,066,419	2,018,020	45,057,705
Internal revenues		13,386,557	10,758,217	300,495	1,857,012	26,302,281
Inter segment revenue		9,187,101	6,108,273	249,776	1,782,096	17,327,246
Total revenues		35,776,024	26,342,016	5,366,914	3,875,032	71,359,986
Segment profits		2,298,643	106,448	115,839	231,539	2,752,469

(b)	Reconciliations of total segment profit or loss, to their respective consolidated financial statement line items for the nine-month periods ended September 30, 2018 and 2017 were as follows:

(in millions of Won)	September 30, 2018		September 30, 2017
Total profit for reportable segments	~~W~~	2,865,497	2,752,469
Corporate fair value adjustments		(58,545)	(60,863)
Elimination of inter-segment profits		(85,413)	(278,045)
Income tax expense		1,136,869	916,334

Profit before income tax expense	~~W~~	3,858,408	3,329,895

38. Events after the Reporting Period

Pursuant to the resolution of the Board of Directors on November 3, 2018, the Company decided to pay cash dividends of ~~W~~2,000 per common share (total dividend: ~~W~~160 billion).

POSCO

Condensed Separate Interim Financial Statements

(Unaudited)

September 30, 2018

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

POSCO:

Reviewed financial statements

We have reviewed the accompanying condensed separate interim financial statements of POSCO (the “Company”), which comprise the condensed separate interim statement of financial position as of September 30, 2018, the condensed separate interim statements of comprehensive income for the three-month and nine-month periods ended September 30,2018 and 2017, the condensed separate interim statements of changes in equity and cash flows for the nine-month periods ended September 30,2018 and 2017, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No. 1034 “Interim Financial Reporting”. The Company’s management is also responsible for the internal controls determined necessary to prepare condensed separate interim financial statements free of material misstatements due to error or fraud.

Auditor’s review responsibility

Our responsibility is to issue a report on the condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed separate interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No. 1034 “Interim Financial Reporting”.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

The separate statement of financial position of the Company as of December 31, 2017, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated February 28, 2018, expressed an unqualified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2017, presented for comparative purposes, is consistent, in all material respect, with the audited separate financial statements from which it has been derived.

Seoul, Korea

November 14, 2018

This report is effective as of November 14, 2018, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

2

POSCO

Condensed Separate Interim Statements of Financial Position

As of September 30, 2018 and December 31, 2017

(Unaudited)

(in millions of Won)	Notes	September 30, 2018		December 31, 2017
Assets
Cash and cash equivalents	20	~~W~~	979,302	332,405
Trade accounts and notes receivable, net	4,14,20,25,32		4,485,118	3,867,714
Other receivables, net	5,20,32		214,989	210,230
Other short-term financial assets	6,20		7,522,948	5,824,087
Inventories	7,29		4,534,183	4,543,533
Assets held for sale	8		31,193	34,545
Other current assets	13		113,959	27,907

Total current assets			17,881,692	14,840,421

Long-term trade accounts and notes receivable, net	4,20		8,836	12,774
Other receivables, net	5,20		70,425	62,421
Other long-term financial assets	6,20		1,323,600	1,393,316
Investments in subsidiaries, associates and joint ventures	9		15,115,480	15,098,856
Investment property, net	10		108,603	97,307
Property, plant and equipment, net	11		21,044,269	21,561,270
Intangible assets, net	12		527,963	528,074
Other non-current assets	13		46,753	97,819

Total non-current assets			38,245,929	38,851,837

Total assets		~~W~~	56,127,621	53,692,258

See accompanying notes to the condensed separate interim financial statements.

3

POSCO

Condensed Separate Interim Statements of Financial Position, Continued

As of September 30, 2018 and December 31, 2017

(Unaudited)

(in millions of Won)	Notes	September 30, 2018		December 31, 2017
Liabilities
Trade accounts and notes payable	20,32	~~W~~	987,541	1,025,027
Short-term borrowings and current installments of long-term borrowings	4,14,20		1,627,212	1,235,707
Other payables	15,20,32		794,045	862,535
Other short-term financial liabilities	16,20		15,542	23,164
Current income tax liabilities			691,497	351,148
Provisions	17		130,515	18,166
Other current liabilities	19,25		78,005	54,401

Total current liabilities			4,324,357	3,570,148

Long-term borrowings, excluding current installments	14,20		3,428,114	2,665,517
Other payables	15,20		164,567	78,481
Other long-term financial liabilities	16,20		106,175	129,176
Defined benefit liabilities, net	18		27,228	43
Deferred tax liabilities			1,226,823	1,273,896
Long-term provisions	17,33		25,632	19,250
Other non-current liabilities	19,25		13,153	14,292

Total non-current liabilities			4,991,692	4,180,655

Total liabilities			9,316,049	7,750,803

Equity
Share capital	21		482,403	482,403
Capital surplus	21		1,154,775	1,156,429
Hybrid bonds	22		199,384	996,919
Reserves	23		(95,662)	233,390
Treasury shares	24		(1,532,728)	(1,533,054)
Retained earnings			46,603,400	44,605,368

Total equity			46,811,572	45,941,455

Total liabilities and equity		~~W~~	56,127,621	53,692,258

See accompanying notes to the condensed separate interim financial statements.

4

POSCO

Condensed Separate Interim Statements of Comprehensive Income

For the three-month and nine-month periods ended September 30, 2018 and 2017

(Unaudited)

		For the three-month periods ended September 30			For the nine-month periods ended September 30
(in millions of Won, except per share informations)	Notes	2018		2017	2018	2017
Revenue	25,32	~~W~~	7,905,508	7,255,041	23,371,243	21,456,837
Cost of sales	7,29,32		(6,353,480)	(6,082,556)	(19,074,173)	(18,059,136)

Gross profit			1,552,028	1,172,485	4,297,070	3,397,701
Selling and administrative expenses	29,32
Impairment loss on trade accounts and notes receivable			57	1,041	(1,889)	(568)
Other administrative expenses	26		(205,351)	(216,019)	(648,835)	(641,058)
Selling expenses	26		(251,965)	(235,745)	(713,538)	(653,887)

Operating profit			1,094,769	721,762	2,932,808	2,102,188

Finance income and costs	20,27
Finance income			61,902	363,412	483,334	875,461
Finance costs			(100,173)	(112,210)	(388,122)	(435,760)

Other non-operating income and expenses	32
Reversal of impairment loss on other receivables			103	(12)	3,007	(36)
Other non-operating income	28		34,977	10,710	216,190	286,029
Other non-operating expenses	28,29		89,746	(64,750)	(224,024)	(187,540)

Profit before income tax			1,181,324	918,912	3,023,193	2,640,342
Income tax expense	30		(290,225)	(188,990)	(783,067)	(561,619)

Profit			891,099	729,922	2,240,126	2,078,723
Other comprehensive income (loss)
Items that will not be reclassified
Remeasurements of defined benefit plans	18		(3,967)	(3,542)	(7,958)	(8,005)
Net changes in fair value of equity investments at fair value through other comprehensive income	6,20,23		36,148	—	(20,130)	—
Items that are or may be reclassified subsequently to profit or loss:
Net changes in unrealized fair value of available-for-sale investments, net of tax	6,20,23		—	(238,271)	—	(13,086)

Total comprehensive income		~~W~~	923,280	488,109	2,212,038	2,057,632

Basic and diluted earnings per share (in Won)	30	~~W~~	11,118	9,020	27,801	25,677

See accompanying notes to the condensed separate interim financial statements.

5

POSCO

Condensed Separate Interim Statements of Changes in Equity

For the nine-month periods ended September 30, 2018 and 2017

(Unaudited)

(in millions of Won)	Share		Capital	Hybrid		Treasury	Retained
	capital		surplus	bonds	Reserves	shares	earnings	Total
Balance as of January 1, 2017	~~W~~	482,403	1,156,303	996,919	284,240	(1,533,468)	42,943,050	44,329,447
Comprehensive income:
Profit		—	—	—	—	—	2,078,723	2,078,723
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(8,005)	(8,005)
Net changes in unrealized fair value of available-for-sale investments, net of tax		—	—	—	(13,086)	—	—	(13,086)
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(459,987)	(459,987)
Interim dividends		—	—	—	—	—	(239,995)	(239,995)
Interest of hybrid bonds		—	—	—	—	—	(32,490)	(32,490)
Disposal of treasury shares		—	53	—	—	248	—	301

Balance as of September 30, 2017	~~W~~	482,403	1,156,356	996,919	271,154	(1,533,220)	44,281,296	45,654,908

Balance as of January 1, 2018	~~W~~	482,403	1,156,429	996,919	233,390	(1,533,054)	44,605,368	45,941,455
Adjustment on initial application of K-IFRS No. 1115, net of tax		—	—	—	—	—	(883)	(883)
Adjustment on initial application of K-IFRS No. 1109, net of tax		—	—	—	(321,654)	—	321,602	(52)

Adjusted balance as of January 1, 2018		482,403	1,156,429	996,919	(88,264)	(1,533,054)	44,926,087	45,940,520
Comprehensive income:
Profit		—	—	—	—	—	2,240,126	2,240,126
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(7,958)	(7,958)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	(7,398)	—	(12,732)	(20,130)
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(279,999)	(279,999)
Interim dividends		—	—	—	—	—	(240,001)	(240,001)
Repayment of hybrid bonds		—	(1,787)	(797,535)	—	—	—	(799,322)
Interest of hybrid bonds		—	—	—	—	—	(22,123)	(22,123)
Disposal of treasury shares		—	133	—	—	326	—	459

Balance as of September 30, 2018	~~W~~	482,403	1,154,775	199,384	(95,662)	(1,532,728)	46,603,400	46,811,572

See accompanying notes to the condensed separate interim financial statements.

6

POSCO

Condensed Separate Interim Statements of Cash Flows

For the nine-month periods ended September 30, 2018 and 2017

(Unaudited)

(in millions of Won)	Notes	September 30, 2018		September 30, 2017
Cash flows from operating activities
Profit		~~W~~	2,240,126	2,078,723
Adjustments for :
Expenses related to post-employment benefit			83,402	79,032
Depreciation			1,578,971	1,565,533
Amortization			49,770	67,515
Finance income			(349,196)	(721,823)
Finance costs			240,090	275,963
Loss on valuation of inventories			1,099	1,552
Gain on disposal of property, plant and equipment			(33,509)	(21,957)
Loss on disposal of property, plant and equipment			79,917	106,806
Impairment losses on property, plant and equipment			16,264	5,562
Gain on disposal of intangible assets			(99,358)	(23,199)
Impairment losses on intangible assets			—	11,822
Impairment losses on investments in subsidiaries, associates and joint ventures			34,207	13,643
Reversal of impairment losses on investments in subsidiaries, associates and joint ventures			—	(225,860)
Impairment loss on assets held for sale			2,374	9,363
Increase to provisions			128,016	509
Income tax expense			783,067	561,619
Others, net			(1,818)	1,363
Changes in operating assets and liabilities	34		(785,818)	(1,178,943)
Interest received			106,662	65,555
Interest paid			(84,954)	(84,018)
Dividends received			175,842	128,582
Income taxes paid			(432,719)	(412,840)

Net cash provided by operating activities		~~W~~	3,732,435	2,304,502

See accompanying notes to the condensed separate interim financial statements.

7

POSCO

Condensed Separate Interim Statements of Cash Flows, Continued

For the nine-month periods ended September 30, 2018 and 2017

(Unaudited)

(in millions of Won)	Notes	September 30, 2018		September 30, 2017
Cash flows from investing activities
Decrease in deposits		~~W~~	1,978,210	997,298
Proceeds from disposal of short-term financial instruments			19,975,926	13,298,351
Proceeds from disposal of long-term financial instruments			—	1
Proceeds from disposal of equity securities			45,284	—
Proceeds from disposal of debt securities			50,000	—
Proceeds from disposal of other securities			2,578	—
Proceeds from disposal of stock warrants			130	—
Proceeds from disposal of available-for-sale investments			—	766,846
Proceeds from disposal of investments in subsidiaries, associates and joint ventures			101,294	—
Proceeds from disposal of property, plant and equipment			12,563	—
Proceeds from disposal of intangible assets			26,375	23,431
Proceeds from disposal of assets held for sale			231	450
Increase in deposits			(2,506,462)	(1,182,180)
Acquisition of short-term financial investments			(21,066,973)	(13,806,407)
Payment of short-term loans			(2,950)	—
Payment of long-term loans			(232)	(43)
Acquisition of debt securities			(130,216)	—
Acquisition of other securities			(464)	—
Acquisition of available-for-sale investments			—	(13,821)
Acquisition of investments in subsidiaries, associates and joint ventures			(151,983)	(13,654)
Acquisition of property, plant and equipment			(1,095,951)	(1,204,707)
Proceeds from disposal of property, plant and equipment			—	(4,050)
Acquisition of intangible asstes			(42,070)	(53,489)

Net cash used in investing activities		~~W~~	(2,804,710)	(1,191,974)

Cash flows from financing activities
Proceeds from borrowings			1,380,252	302,944
Increase in long-term financial liabilities			1,102	854
Receipt of government grants			86	—
Repayment of borrowings			(302,340)	(352,841)
Decrease in long-term financial liabilities			(10,987)	(7,422)
Payment of cash dividends			(520,020)	(700,137)
Payment of interest of hybrid bonds			(24,059)	(32,730)
Repayment of hybrid bonds			(800,000)	—

Net cash used in financing activities		~~W~~	(275,966)	(789,332)

Effect of exchange rate fluctuation on cash held			(4,862)	—
Net increase in cash and cash equivalents			646,897	323,196
Cash and cash equivalents at beginning of the period			332,405	120,529

Cash and cash equivalents at end of the period		~~W~~	979,302	443,725

See accompanying notes to the condensed separate interim financial statements.

8

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of September 30, 2018

(Unaudited)

1. Reporting Entity

POSCO (the “Company”) is the largest steel producer in Korea which was incorporated on April 1, 1968, to manufacture and sell steel rolled products and plates in the domestic and overseas markets.

The shares of the Company have been listed on the Korea Exchange since 1988. The Company owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea, and it also operates internationally through six of its overseas liaison offices.

As of September 30, 2018, the shares of the Company are listed on the Korea Exchange, while its depository receipts are listed on the New York Stock Exchange.

2. Statement of Compliance

Statement of compliance

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Corporations.

These condensed separate interim financial statements have been prepared in accordance with K-IFRS No. 1034 “Interim Financial Reporting” as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual separate financial statements as of and for the year ended December 31, 2017. These condensed separate interim financial statements do not include all of the disclosures required for full annual financial statements.

These condensed interim financial statements are separate interim financial statements prepared in accordance with K-IFRS No. 1027 “Separate Financial Statements” presented by a parent, an investor with joint control of, or significant influence over, an investee, in which the investments are accounted for at cost.

In 2018, the Company adopted K-IFRS No. 1115 “Revenue from Contracts with Customers” and K-IFRS No. 1109 “Financial Instruments” for the first time. Changes to significant accounting policies are described in Note 3.

9

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

Use of estimates and judgments

(a)	Judgments, assumptions and estimation uncertainties

The preparation of the condensed interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements, except for new significant judgments and key sources of estimation uncertainty related to the application of K-IFRS No. 1115 “Revenue from Contracts with Customers” and K-IFRS No. 1109 “Financial Instruments”, which are described in Note 3.

(b)	Measurement of fair value

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

Significant valuation issues are reported to the Company’s Audit Committee.

10

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3 – inputs for the assets or liabilities that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about the assumptions made in measuring fair value is included in Note 20.

3. Summary of Significant Accounting Policies

Except as described in K-IFRS No. 1034 “Interim Financial Reporting” and below, the accounting policies applied by the Company in these condensed separate interim financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2017.

Changes in Accounting Policies

The Company has initially adopted K-IFRS No. 1115 “Revenue from Contracts with Customers” and K-IFRS No. 1109 “Financial Instruments” from January 1, 2018. The Company also expects to apply the accounting policies set out below for its annual reporting period ending December 31, 2018.

The effect of initially applying these standards is mainly attributed to the following:

•	Identify the shipping services included in certain sales contracts as a separate performance obligation

•	Estimate variable consideration such as sales discount

•	Change in classification and subsequent measurement of financial assets.

•	Increase in impairment loss on financial assets

11

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

(a)	K-IFRS No. 1115 “Revenue from Contracts with Customers”

K-IFRS No. 1115 “Revenue from Contracts with Customers” provides a unified five-step model for determining the timing, measurement and recognition of revenue. It replaced previous revenue recognition guidance, including K-IFRS No. 1018 “Revenue”, K-IFRS No. 1011 “Construction Contracts”, K-IFRS No. 2031 “Revenue- Barter transactions involving advertising services”, K-IFRS No. 2113 “Customer Loyalty Programs”, K-IFRS No. 2115 “Agreements for the construction of real estate”, and K-IFRS No. 2118 “Transfers of assets from customers”.

The Company applied the modified retrospective approach by recognizing the cumulative impact of initially applying the revenue standard as of January 1, 2018, the date of initial application and the Company also decided to apply the practical expedients as allowed by K-IFRS No. 1115 by applying the new standard only to those contracts that are not considered as completed contracts at the date of initial application. Accordingly, the Company did not restate the financial statements for comparative periods.

The following table summarizes the impact, net of tax, of transition to K-IFRS No. 1115 on retained earnings as of January 1, 2018.

(in millions of Won)	Retained earnings
Shipping services included in the sales contract	~~W~~	(510)
Variable consideration for sales discounts		(373)

	~~W~~	(883)

The details of new significant accounting policies and impacts of the adoption of K-IFRS No. 1115 are as follows:

1) Identification of performance obligations

The Company operates manufacturing and selling steel rolled products and plates, and certain sales contracts include transport service. When applying K-IFRS No. 1115, sales of manufactured products or merchandise and delivery of products (i.e. shipping service) are identified as separate performance obligations in the contracts with customers. For transactions for which the shipping terms are on shipment basis and the customer pays shipping costs, the two performance obligations are separately accounted for because delivery of products is performed after the control over the products is transferred to the customer. The transaction price allocated to the performance obligation of delivery service will be recognized when the obligation of delivery of the product is completed.

12

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

The Company identified shipping service included in the sales contract as a separate performance obligation that will be satisfied over the promised service period. This change in relevant accounting policy resulted in decreases in revenue and selling and administrative expenses increases in contract liabilities and decrease in other payables as of and for the nine-month period ended September 30, 2018.

2) Variable consideration

The Company provides a certain percentage of price discount, if an accounts receivable is collected earlier than a certain collection date. Under K-IFRS No. 1115, the Company estimates the amount of variable consideration by using the expected value which the Company expects to better predict the amount of consideration. The Company recognizes revenue with transaction price including variable consideration only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the refund period has lapsed. This change in relevant accounting policy resulted in increase in revenue and decrease in contract liabilities for the nine-month period ended September 30, 2018.

3) Impact of changes in accounting policies

The effects of adoption of K-IFRS No. 1115 to the Company’s condensed separate interim statements of financial position and condensed separate interim statements of comprehensive income as of and for the nine-month period ended September 30, 2018 are as follows. There is no material impact on the Company’s condensed separate interim statements of cash flows for the nine-month period ended September 30, 2018.

(in millions of Won)	As reported		Adjustments of K-IFRS No. 1115	Amounts without adoption of K-IFRS No. 1115
Condensed interim financial statements of financial position
Current liabilities	~~W~~	4,324,357	(975)	4,323,382
Other payables		794,045	22,987	817,032
Current income tax liabilities		691,497	208	691,705
Other current liabilities		78,004	(24,170)	53,834
Non-current liabilities		4,991,692	117	4,991,809
Deferred tax liabilities		1,226,823	117	1,226,940
Retained earnings		46,603,400	858	46,604,258
Condensed interim statements of comprehensive income
Revenue	~~W~~	23,371,243	9,086	23,380,329
Selling and administrative expenses		(1,364,262)	(9,121)	(1,373,383)
Profit before income tax		3,023,193	(35)	3,023,158
Income tax expense		(783,067)	10	(783,057)
Profit		2,240,126	(25)	2,240,101

13

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

(b)	K-IFRS No. 1109 “Financial Instruments”

K-IFRS No. 1109 “Financial Instruments” regulates requirements for measurement and recognition of certain contracts in relation to trading financial assets and liabilities or nonfinancial items. It replaced existing guidance in K-IFRS No. 1039 “Financial Instruments: Recognition and Measurement”.

The Company applied retrospectively the standard with exemptions where an entity is not required to restate the comparative information for prior periods in relation to classification and measurement (including impairment) changes. The Company recognized the cumulative effect resulting from initial application of K-IFRS No. 1109 as reserves and retained earnings of the Company at the date of initial application.

The following table summarizes the impact, net of tax, of transition to K-IFRS No. 1109 on reserves and retained earnings as of January 1, 2018.

(in millions of Won)	Reserves		Retained earnings
Classifiaction to fair value through profit or loss in securities and select to fair value through other comprehensive income in equity securities	~~W~~	(321,654)	321,654
Recognition of expected credit losses		—	(52)

	~~W~~	(321,654)	321,602

The details of new significant accounting policies and the nature and effect of the changes to previous accounting policies are set out below.

1)	Classification and measurement of financial assets and financial liabilities

When applying K-IFRS No. 1109, the classification of financial assets is driven by the Company’s business model for managing the financial assets and contractual terms of cash flow.

14

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

The following table shows the classification of financial assets measured subsequently at amortized cost, at fair value through other comprehensive income and at fair value through profit or loss. If a hybrid contract contains a host that is a financial asset, the classification of the hybrid contract is determined for the entire contract without separating the embedded derivative.

Business model	Contractual cash flows are solely payments of principal and interests	All other cases
To collect contractual cash flows	Amortized cost(*1)
Both to collect contractual cash flows and sell financial assets	Fair value through other comprehensive income(*1)	Fair value through profit or loss(*2)
For trading, and others	Fair value through profit or loss

(*1)	The Company may irrevocably designate as at fair value through profit or loss to eliminate or significantly reduce an accounting mismatch.
(*2)	The Company may irrevocably designate equity investments that is not held for trading as at fair value through other comprehensive income.

Financial assets measured at amortized cost are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, gains and losses on foreign currency translation and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt instruments measured at fair value through other comprehensive income are subsequently measured at fair value. Interest income which is calculated using the effective interest method, gains and losses from foreign currency translation and impairment loss are recognized in profit or loss and other profit or loss is recognized in other comprehensive income. At the time of elimination, other accumulated comprehensive income is reclassified to profit or loss.

Equity instruments measured at fair value through other comprehensive income are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in other comprehensive income and never reclassified to profit or loss.

Financial assets measured at fair value through profit or loss are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

15

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

As of January 1, 2018, the date of initial application, measurement categories and carrying amounts of financial assets in accordance with K-IFRS No. 1039 “Financial Instruments: Recognition and Measurement” and K-IFRS No. 1109 “Financial Instruments” are as follows:

(in millions of Won)	Original classification under K-IFRS No. 1039	Original carrying amounts under K-IFRS No. 1039		New classification under K-IFRS No. 1109	New carrying amounts under K-IFRS No. 1109
Cash and cash equivalents	Loans and receivables	~~W~~	332,405	Amortized cost	~~W~~	332,405
Trade accounts and notes receivable(*1)	Loans and receivables		3,874,929	Amortized cost		3,874,859
Other receivables(*1)	Loans and receivables		162,313	Fair value through profit or loss		1,898
				Amortized cost		160,415
Equity securities(*2)	Available-for-sale financial assets		1,324,715	Fair value through other comprehensive income		1,324,715
Debt securities(*2)	Available-for-sale financial assets		10,305	Fair value through profit or loss		8,050
				Fair value through other comprehensive income		2,255
Other Securities(*2)	Available-for-sale financial assets		60,569	Fair value through profit or loss		60,569
Deposit instruments	Loans and receivables		666,112	Amortized cost		666,112
Short-term financial instruments	Loans and receivables		5,155,702	Fair value through profit or loss		5,155,702

(*1)	As a result of the adoption of K-IFRS No. 1109, as of January 1, 2018, the date of initial application, loss allowance was increased by ~~W~~70 million and retained earnings were decreased by ~~W~~50 million.
(*2)

As a result of the adoption of K-IFRS No. 1109, as of January 1, 2018, the date of initial application, with respect to securities classified as fair value through profit or loss and equity securities determined fair value through other comprehensive income, reserves were decreased by ~~W~~321,654 million and retained earnings were increased by ~~W~~321,654 million.

K-IFRS No. 1109 “Financial Instruments” retains most of the requirements of K-IFRS 1039 “Financial Instruments: Recognition and Measurement” for the classification and measurement of financial liabilities. Accordingly, the application of K-IFRS No. 1109 “financial instruments” has no significant effect on the Company’s accounting policies related to financial liabilities.

2)	Impairment of financial assets

K-IFRS No. 1109 replaces the incurred loss model in K-IFRS No. 1039 with a forward-looking expected credit loss model for debt instruments, lease receivables, contractual assets, loan commitments, and financial guarantee contracts.

Under K-IFRS No. 1109, impairment losses are likely to be recognized earlier than using the incurred loss model under the existing guidance in K-IFRS No. 1039 as loss allowances is measured either 12-month or lifetime expected credit loss based on the extent of increase in credit risk.

16

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

If credit risk has increased significantly since the initial recognition, a loss allowance for lifetime expected credit loss is required to be measured at the end of every reporting period. If credit risk has not increased significantly since the initial recognition, a loss allowance is measured based on 12-month expected credit loss.

If the financial instrument has low credit risk at the end of the reporting period, the Company may assume that the credit risk has not increased significantly since initial recognition. However, a loss allowance for lifetime expected credit losses is required for contract assets or trade receivables that do not contain a significant financing component.

As of January 1, 2018, the date of initial application, allowances for losses were increased by ~~W~~70 million and retained earnings were decreased by ~~W~~50 million under K-IFRS No. 1109 “Financial Instruments”.

New standards and interpretations not yet adopted

The following new standard has been published but is not mandatory for the Company for annual period beginning on January 1, 2018, and the Company has not early adopted them.

(a)	K-IFRS No. 1116 “Leases”

K-IFRS No. 1116 “Leases” will replace K-IFRS No. 1017 “Leases” and K-IFRS No. 2104 “Determining whether an Arrangement contains a Lease”. It is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted for a Company which has adopted K-IFRS No. 1115.

As a lessee, the Company shall apply this standard using one of the following two methods; (a) retrospectively to each prior reporting period presented in accordance with K-IFRS No. 1008 “Accounting Policies, Changes in Accounting Estimates and Errors” but using the practical expedients for completed contracts- i.e. completed contracts as of the beginning of the earliest prior period presented are not restated; or (b) retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application.

K-IFRS No. 1116 suggests an single accounting model that requires a lessee to recognize lease related asset and liability in the financial statements. A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. The lessee may elect not to apply the requirements to short-term lease with a term of 12 months or less at the commencement date or low value assets. Accounting treatment for lessor is similar to the existing standard which classifies lease into finance and operating lease.

17

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

Application of K-IFRS No. 1116 will change current operating lease expense which has been recognized in straight-line method into depreciation expense of right-of-use asset and interest expense of lease liability, and therefore, nature of expense recognized in relation to lease will change. However, it is expected that there will be no significant impact on finance lease.

The Company has initiated procedures to prepare for changes related to K-IFRS No. 1116, and the Company is proceeding with the analysis of the impact on the financial statements resulting from the application of K-IFRS No. 1116.

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of September 30, 2018 and December 31, 2017 are as follows:

(in millions of Won)	September 30, 2018		December 31, 2017
Current
Trade accounts and notes receivable	~~W~~	4,501,878	3,886,950
Less: Allowance for doubtful accounts		(16,760)	(19,236)

	~~W~~	4,485,118	3,867,714

Non-current
Trade accounts and notes receivable	~~W~~	13,522	18,586
Less: Present value discount		(3,393)	(5,107)
Less: Allowance for doubtful accounts		(1,293)	(705)

	~~W~~	8,836	12,774

Trade accounts and notes receivable sold to financial institutions, for which the derecognition conditions were not met, amounted to ~~W~~114,303 million and ~~W~~83,976 million as of September 30, 2018 and December 31, 2017, respectively. The fair value of trade accounts and notes receivable approximates carrying amounts. These trade accounts and notes receivable are accounted for short-term borrowings from financial institutions (Note 14).

18

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

5. Other Receivables

Other receivables as of September 30, 2018 and December 31, 2017 are as follows:

(in millions of Won)	September 30, 2018		December 31, 2017
Current
Loans	~~W~~	2,950	—
Other accounts receivable		190,574	199,724
Others		29,958	22,476
Less: Allowance for doubtful accounts		(8,493)	(11,970)

	~~W~~	214,989	210,230

Non-current
Loans	~~W~~	25,634	22,877
Long-term other accounts receivable		50,236	44,616
Others		2,831	2,896
Less: Allowance for doubtful accounts		(8,276)	(7,968)

	~~W~~	70,425	62,421

6. Other Financial Assets

(a)	Other financial assets as of September 30, 2018 and December 31, 2017 are as follows:

(in millions of Won)	September 30, 2018		December 31, 2017
Current
Debt securities	~~W~~	81,866	—
Available-for-sale securities (bonds)		—	2,305
Deposit instruments(*1)		1,194,332	666,080
Short-term financial instruments		6,246,750	5,155,702

	~~W~~	7,522,948	5,824,087

Non-current
Equity securities	~~W~~	1,256,629	—
Debt securities		8,655	—
Other securities		58,284	—
Available-for-sale securities (equity instruments)		—	1,384,784
Available-for-sale securities (others)		—	8,500
Deposit instruments(*2)		32	32

	~~W~~	1,323,600	1,393,316

(*1)	As of September 30, 2018 and December 31, 2017, ~~W~~6,332 million and ~~W~~10,080 million, respectively, are restricted in relation to government assigned project.
(*2)	The Company is required to provide deposits to maintain checking accounts and accordingly the withdrawal of these deposits is restricted.

19

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

(b)	Equity securities as of September 30, 2018 and December 31, 2017 are as follows:

	September 30, 2018							December 31, 2017
(in millions of Won)	Number of shares	Ownership (%)	Acquisition cost		Fair value	Net changes in fair value of equity securities	Book value	Book value
Marketable equity securities
Nippon Steel & Sumitomo Metal Corporation	15,698,500	1.65	~~W~~	473,962	370,209	(103,753)	370,209	430,748
KB Financial group Inc.	3,863,520	0.92		178,839	209,403	30,564	209,403	244,947
Woori Bank	20,280,000	3.00		244,447	342,732	98,285	342,732	319,410
DONGKUK STEEL MILL CO., LTD	1,786,827	1.87		10,471	16,635	6,164	16,635	19,655
SAMWONSTEEL Co., Ltd.	5,700,000	14.25		8,930	17,556	8,626	17,556	19,010
DONGKUK INDUSTRIES COMPANY	2,611,989	4.82		11,911	8,123	(3,788)	8,123	10,278
Others (8 companies)				59,788	50,510	(9,278)	50,510	52,240

				988,348	1,015,168	26,820	1,015,168	1,096,288

Non-marketable equity securities
Congonhas Minerios S.A.(*1)	3,658,394	2.02		221,535	195,134	(26,401)	195,134	145,394
Poongsan Special Metal (*2)	315,790	5.00		7,657	7,657	—	7,657	7,657
HANKUM CO., LTD (*2)	21,000	4.99		4,599	4,599	—	4,599	4,599
Core-Industry Co., Ltd. (*2)	490,000	19.84		4,214	4,214	—	4,214	4,214
AJUSTEEL CO., LTD (*2)	17,000	4.36		4,165	4,165	—	4,165	4,165
Others (33 companies)(*2,3)				158,059	25,692	(132,367)	25,692	122,467

				400,229	241,461	(158,768)	241,461	288,496

			~~W~~	1,388,577	1,256,629	(131,948)	1,256,629	1,384,784

(*1)	Fair value is based on an analysis performed by an external professional evaluation agency.
(*2)	The Company has not performed fair value measurement for certain equity securities measured at fair value due to materiality consideration.
(*3)

Other securities amounting to ~~W~~60,069 million as of December 31, 2017 are included in book value which is classified as fair value through profit or loss from January 1, 2018, first application date of K-IFRS No. 1109 “Financial Instrument”.

7. Inventories

Inventories as of September 30, 2018 and December 31, 2017 are as follows:

(in millions of Won)	September 30, 2018		December 31, 2017
Finished goods	~~W~~	888,359	927,413
Semi-finished goods		1,158,313	1,255,713
By-products		3,805	8,454
Raw materials		1,030,181	917,241
Fuel and materials		531,884	520,341
Materials-in-transit		922,238	916,255
Others		502	479

		4,535,282	4,545,896
Less: Allowance for inventories valuation		(1,099)	(2,363)

	~~W~~	4,534,183	4,543,533

The amounts of loss valuation on inventories recognized within cost of sales during the nine-month period ended September 30, 2018 and the year ended December 31, 2017 were ~~W~~1,099 million and ~~W~~2,363 million, respectively.

20

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

8. Assets Held for Sale

Details of assets held for sale as of September 30, 2018 and December 31, 2017 are as follows:

(in millions of Won)	September 30, 2018		December 31, 2017
Investments in subsidiaries(*1)	~~W~~	31,193	34,153
Property, plant and equipment		—	392

	~~W~~	31,193	34,545

(*1)

During the year ended December 31, 2017, the Company determined to dispose part of the interest of POSCO Thainox Public Company Limited, subsidiary of the Company, and classified investments in subsidiaries as assets held for sale. The Company recognized ~~W~~ 2,374 million of impairment loss from the difference between book value and net fair value of the interest, and finished disposal for part of it.

21

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

9. Investments in Subsidiaries, Associates and Joint ventures

(a)	Details of subsidiaries and carrying values as of September 30, 2018 and December 31, 2017 are as follows:

			September 30, 2018			December 31, 2017
(in millions of Won)	Country	Principal operations	Ownership (%)	Book value		Book value
[Domestic]
POSCO DAEWOO Corporation	Korea	Trading	62.90	~~W~~	3,610,164	3,610,164
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	Korea	Engineering and construction	52.80		1,014,314	1,014,314
POSCO ENERGY CO., LTD.	Korea	Power generation	89.02		658,176	658,176
POSCO Processing&Service	Korea	Steel sales and trading	93.95		385,995	385,995
POSCO ES MATERIALS CO., LTD.	Korea	Secondary battery active material manufacturing and sales	90.00		196,409	83,309
POSCO COATED & COLOR STEEL Co., Ltd.	Korea	Coated steel manufacturing and sales	56.87		108,421	108,421
POSCO Venture Capital Co., Ltd.	Korea	Investment in venture companies	95.00		103,780	103,780
POSCO CHEMTECH	Korea	Refractory manufacturing and sales	60.00		100,535	100,535
POSMATE	Korea	Business facility maintenance	83.83		73,374	73,374
POSCO ICT	Korea	Computer hardware and software distribution	65.38		70,990	70,990
POSCO M-TECH(*1)	Korea	Packing materials manufacturing and sales	48.85		50,857	50,857
POSCO Family Strategy Fund	Korea	Investment in venture companies	69.91		32,457	32,457
Busan E&E Co,. Ltd.(*2)	Korea	Municipal solid waste fuel and power generation	70.00		30,148	30,148
Others (9 companies)					115,155	215,155

					6,550,775	6,537,675

[Foreign]
PT. KRAKATAU POSCO	Indonesia	Steel manufacturing and sales	70.00		813,431	813,431
POSCO Maharashtra Steel Private Limited	India	Steel manufacturing and sales	100.00		722,569	722,569
POSCO WA PTY LTD	Australia	Iron ore sales and mine development	100.00		634,626	631,625
POSCO Thainox Public Company Limited	Thailand	Stainless steel manufacturing and sales	84.69		416,612	416,612
POSCO AUSTRALIA PTY LTD	Australia	Iron ore sales and mine development	100.00		330,623	330,623
Zhangjiagang Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing and sales	58.60		283,845	283,845
POSCO SS VINA Co., Ltd.	Vietnam	Steel manufacturing and sales	100.00		241,426	241,426
POSCO-China Holding Corp.	China	Investment management	100.00		240,430	240,430
POSCO America Corporation	USA	Steel trading	99.45		192,156	192,156
POSCO MEXICO S.A. DE C.V.	Mexico	Plate steel manufacturing and sales	84.84		180,072	180,072
POSCO-VIETNAM Co., Ltd.	Vietnam	Steel manufacturing and sales	100.00		160,572	160,572
POSCO VST CO., LTD.	Vietnam	Stainless steel manufacturing and sales	95.65		144,573	144,573
POSCO(Guangdong) Automotive Steel Co., Ltd.	China	Plate steel manufacturing and sales	83.64		130,751	130,751
POSCO COATED STEEL (THAILAND) CO., LTD.	Thailand	Plate steel manufacturing and sales	100.00		121,592	121,592
POSCO Asia Co., Ltd.	Hong Kong	Steel and raw material trading	100.00		117,710	117,710
POSCO ASSAN TST STEEL INDUSTRY	Turkey	Steel manufacturing and sales	60.00		92,800	92,800
POSCO-India Private Limited	India	Steel manufacturing and sales	99.99		75,567	75,567
POSCO JAPAN Co., Ltd.	Japan	Steel trading	100.00		68,436	68,436
Qingdao Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing and sales	70.00		65,982	65,982
POSCO(Suzhou) Automotive Processing Center Co., Ltd.	China	Steel manufacturing and sales	90.00		62,494	62,494
POSCO AFRICA (PROPRIETARY) LIMITED	South Africa	Mine development	100.00		50,297	50,297
POSCO-Malaysia SDN. BHD.	Malaysia	Steel manufacturing and sales	81.79		45,479	45,479
POSCO(Guangdong) coated Steel Co., Ltd.	China	Plate steel sheet manufacturing and sales	87.04		31,299	31,299
Others (27 companies)					406,124	371,742

					5,629,466	5,592,083

				~~W~~	12,180,241	12,129,758

(*1)

The Company classified POSCO M-TECH Co., Ltd. as a subsidiary investment in consideration of additional facts and circumstances, such as the relative size of the voting rights held by the Company and the degree of diversification of other voting rights holders, although the Company holds less than half of the voting rights of POSCO M-Tech Co., Ltd.

(*2)	As of September 30, 2018 and December 31, 2017 the investment in a subsidiary amounting to ~~W~~30,148 million was provided as collateral in relation to the loan agreements of Busan E&E Co,. Ltd.

22

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

(b)	Details of associates and carrying values as of September 30, 2018 and December 31, 2017 are as follows:

			September 30, 2018			December 31, 2017
(in millions of Won)	Country	Principal operations	Ownership (%)	Book value		Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	Korea	Mine investment	29.50	~~W~~	169,316	169,316
SNNC	Korea	STS material manufacturing and sales	49.00		100,655	100,655
Others (6 companies)					19,052	19,052

					289,023	289,023

[Foreign]
Nickel Mining Company SAS	New Caledonia	Raw material manufacturing and sales	49.00		189,197	189,197
7623704 Canada Inc.(*1)	Canada	Mine investment	10.40		124,341	124,341
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd	China	Tinplate manufacturing and sales	24.00		11,003	11,003
Others (4 companies)					25,635	25,665

					350,176	350,206

				~~W~~	639,199	639,229

(*1)

As of September 30, 2018, it was classified as an associate even though the Company’s ownership percentage is less than 20% of ownership since the Company has significant influence over the investee when considering its structure of the Board of Directors and others.

(c)	Details of joint ventures and carrying values as of September 30, 2018 and December 31, 2017 are as follows:

			September 30, 2018			December 31, 2017
(in millions of Won)	Country	Principal operations	Ownership (%)	Book value		Book value
Roy Hill Holdings Pty Ltd(*1)	Australia	Mine development	10.00	~~W~~	1,225,464	1,225,464
CSP—Compania Siderurgica do Pecem(*2)	Brazil	Steel manufacturing and sales	20.00		538,501	573,830
POSCO-NPS Niobium LLC	USA	Mine development	50.00		364,609	364,609
KOBRASCO	Brazil	Steel materials manufacturing and sales	50.00		98,962	98,962
Others (4 companies)					68,504	67,004

				~~W~~	2,296,040	2,329,869

(*1)

As of September 30, 2018 and December 31, 2017, the investments in joint ventures amounting to ~~W~~1,225,464 million were provided as collateral in relation to loans from project financing of Roy Hill Holdings Pty Ltd.

(*2)

During the nine-month ended September 30, 2018, the Company performed impairment test on shares of CSP-Compania Siderugica do Pecem due to evidences of impairment including continuous loss. Recoverable amount of the share is determined based on its value in use which is estimated from the present value of estimated future cash flows discounted at 9.27%. As a result of impairment test, the Company has recognized an impairment loss amounting to ~~W~~34,207 million since recoverable amount on shares of CSP is significantly less than its carrying amount.

23

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

10. Investment Property, Net

Changes in the carrying amount of investment property for the nine-month period ended September 30, 2018 and the year ended December 31, 2017 were as follows:

(a)	For the nine-month period ended September 30, 2018

(in millions of Won)	Beginning		Depreciation(*1)	Transfer(*2)	Ending
Land	~~W~~	38,035	—	6,611	44,646
Buildings		49,793	(2,767)	7,288	54,314
Structures		9,479	(476)	640	9,643

	~~W~~	97,307	(3,243)	14,539	108,603

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred from property, plant and equipment in relation to change in rental ratio and the purpose of use.

(b)	For the year ended December 31, 2017

(in millions of Won)	Beginning		Depreciation(*1)	Transfer(*2)	Ending
Land	~~W~~	34,213	—	3,822	38,035
Buildings		46,437	(3,308)	6,664	49,793
Structures		5,646	(585)	4,418	9,479

	~~W~~	86,296	(3,893)	14,904	97,307

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred from property, plant and equipment in relation to change in rental ratio and the purpose of use.

24

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

11. Property, Plant and Equipment, Net

Changes in the carrying amount of property, plant and equipment for the nine-month period ended September 30, 2018 and the year ended December 31, 2017 were as follows:

(a)	For the nine-month period ended September 30, 2018

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment(*1)	Others(*2)	Ending
Land	~~W~~	1,474,993	—	(6,661)	—	—	(6,607)	1,461,725
Buildings		2,334,399	1,840	(8,552)	(156,600)	—	52,504	2,223,591
Structures		2,352,008	2,065	(241)	(140,488)	—	52,304	2,265,648
Machinery and equipment		13,437,338	34,536	(33,157)	(1,253,220)	(16,264)	832,131	13,001,364
Vehicles		7,047	354	—	(4,058)	—	2,994	6,337
Tools		21,115	2,466	—	(8,019)	—	3,631	19,193
Furniture and fixtures		31,050	932	(31)	(6,077)	—	166	26,040
Finance lease assets		72,105	73,800	—	(7,266)	—	—	138,639
Construction-in-progress		1,831,215	1,058,307	—	—	—	(987,790)	1,901,732

	~~W~~	21,561,270	1,174,300	(48,642)	(1,575,728)	(16,264)	(50,667)	21,044,269

(*1)	The Company has recognized an impairment loss since recoverable amount on Fe powder factory is less than its carrying amount for the nine-month period ended September 30, 2018.
(*2)	Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, assets transferred to investment properties, and others.

(b)	For the year ended December 31, 2017

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment(*1)	Others(*2)	Ending
Land	~~W~~	1,472,419	—	(4,970)	—	—	7,544	1,474,993
Buildings		2,451,009	2,324	(4,129)	(217,381)	—	102,576	2,334,399
Structures		2,464,391	5,712	(1,876)	(188,449)	(29)	72,259	2,352,008
Machinery and equipment		13,577,042	71,692	(77,575)	(1,649,668)	(17,619)	1,533,466	13,437,338
Vehicles		11,316	521	—	(7,117)	—	2,327	7,047
Tools		23,244	3,891	(8)	(11,289)	(3)	5,280	21,115
Furniture and fixtures		33,890	3,793	(29)	(9,063)	—	2,459	31,050
Finance lease assets		77,848	—	—	(5,743)	—	—	72,105
Construction-in-progress		2,146,250	1,513,388	—	—	—	(1,828,423)	1,831,215

	~~W~~	22,257,409	1,601,321	(88,587)	(2,088,710)	(17,651)	(102,512)	21,561,270

(*1)	The Company has recognized impairment losses since recoverable amount on Fe powder factory and ULPC facilities were less than their carrying amount for the year ended December 31, 2017.
(*2)	Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, assets transferred to investment properties, and others.

25

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

12. Intangible Assets, Net

Changes in the carrying amount of intangible assets for the nine-month period ended September 30, 2018 and the year ended December 31, 2017 were as follows:

(a)	For the nine-month period ended September 30, 2018

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Transfer(*3)	Ending
Intellectual property rights	~~W~~	24,177	—	(216)	(3,632)	2,435	22,764
Membership(*1)		48,277	6,386	—	—	(108)	54,555
Development expenses		74,805	334	—	(24,509)	18,392	69,022
Port facilities usage rights		310,039	—	—	(16,402)	7,680	301,317
Construction-in-progress		55,292	26,895	—	—	(23,658)	58,529
Other intangible assets(*2)		15,484	75,593	—	(5,227)	(64,074)	21,776

	~~W~~	528,074	109,208	(216)	(49,770)	(59,333)	527,963

(*1)	Economic useful life of memberships is indefinite.
(*2)	The Company transferred the carrying amount of Greenhouse gases emission rights amounting to ~~W~~71,468 million to other current asset, as the amount is expected to be submitted in 2019.
(*3)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, and others.

(b)	For the year ended December 31, 2017

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment(*2)	Transfer(*3)	Ending
Intellectual property rights	~~W~~	22,671	—	(447)	(4,339)	—	6,292	24,177
Membership(*1)		48,512	—	(235)	—	—	—	48,277
Development expenses		102,785	2,021	—	(61,037)	—	31,036	74,805
Port facilities usage rights		257,348	—	—	(19,990)	—	72,681	310,039
Construction-in-progress		52,925	62,200	—	—	—	(59,833)	55,292
Other intangible assets		24,649	1,573	(2)	(6,237)	(11,822)	7,323	15,484

	~~W~~	508,890	65,794	(684)	(91,603)	(11,822)	57,499	528,074

(*1)	Economic useful life of membership is indefinite.
(*2)	The Company has recognized an impairment losses on some other intangible assets since the recoverable amounts were less than carrying amounts.
(*3)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, and others.

26

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

13. Other Assets

Other assets as of September 30, 2018 and December 31, 2017 are as follows:

(in millions of Won)	September 30, 2018		December 31, 2017
Current
Advance payments	~~W~~	4,296	7,156
Prepaid expenses		38,195	20,751
Greenhouse gases emission rights		71,468	—

	~~W~~	113,959	27,907

Non-current
Long-term prepaid expenses	~~W~~	5,340	5,395
Others(* 1)		41,413	92,424

	~~W~~	46,753	97,819

(*1)

As of September 30, 2018 and December 31, 2017, the Company recognized tax assets amounting to ~~W~~38,367 million and ~~W~~88,633 million, respectively, based on the Company’s best estimate of the tax amounts to be refunded when the result of the Company’s appeal in connection with the additional income tax payment in prior years tax audits that were finalized and claim for rectification are finalized.

14. Borrowings

(a)	Borrowings as of September 30, 2018 and December 31, 2017 are as follows:

(in millions of Won)	September 30, 2018		December 31, 2017
Short-term borrowings
Short-term borrowings	~~W~~	414,303	383,976
Current portion of long-term borrowings		750	2,715
Current portion of debentures		1,212,468	849,644
Less: Current portion of discount on debentures issued		(309)	(628)

	~~W~~	1,627,212	1,235,707

Long-term borrowings
Long-term borrowings	~~W~~	1,135	1,468
Debentures		3,441,306	2,672,327
Less: Discount on debentures issued		(14,327)	(8,278)

	~~W~~	3,428,114	2,665,517

(b)	Short-term borrowings as of September 30, 2018 and December 31, 2017 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	September 30, 2018		December 31, 2017
Short-term borrowings	Korea Development Bank	2018.05.11	2018.12.11	2.17	~~W~~	300,000	300,000
Transfers of account receivables that do not qualify for derecognition	—	—	—	—		114,303	83,976

					~~W~~	414,303	383,976

27

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

(c)	Current portion of long-term borrowings as of September 30, 2018 and December 31, 2017 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	September 30, 2018		December 31, 2017
Borrowings	Woori Bank	2011.04.28	2019.03.15	1.75	~~W~~	750	2,715
Debentures	Domestic debentures 304-1 and others	2011.11.28~ 2016.05.03	2018.10.04~ 2019.05.03	1.76~4.05		819,768	469,736
Foreign debentures	Samurai Bond 13	2013.12.11	2018.12.10	1.35		392,391	379,280

					~~W~~	1,212,909	851,731

(d)	Long-term borrowings excluding current portion, as of September 30, 2018 and December 31, 2017 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual Interest rate (%)	September 30, 2018		December 31, 2017
Borrowings	—	—	—	—	~~W~~	—	375
Foreign borrowings	KOREA ENERGY AGENCY	2007.12.27~ 2008.12.29	2022.12.29	3 year Government bond		1,135	1,093
Debentures	Domestic debentures 304-2 and others	2011.11.28~ 2018.07.05	2020.10.04~ 2023.10.04	1.88~4.12		1,177,540	1,028,258
Foreign debentures	Japan Yen private bond and others	2010.10.28~ 2018.08.01	2020.10.28~ 2023.08.01	2.70~5.25		2,249,439	1,635,791

					~~W~~	3,428,114	2,665,517

15. Other Payables

Other payables as of September 30, 2018 and December 31, 2017 are as follows:

(in millions of Won)	September 30, 2018		December 31, 2017
Current
Accounts payable	~~W~~	385,748	460,427
Accrued expenses		387,521	379,797
Dividend payable		2,715	4,671
Finance lease liabilities		8,906	6,003
Withholdings		9,155	11,637

	~~W~~	794,045	862,535

Non-current
Accrued expenses	~~W~~	32,253	9,625
Finance lease liabilities		129,156	65,500
Long-term withholdings		3,158	3,356

	~~W~~	164,567	78,481

28

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

16. Other Financial Liabilities

Other financial liabilities as of September 30, 2018 and December 31, 2017 are as follows:

(in millions of Won)	September 30, 2018		December 31, 2017
Current
Derivative liabilities	~~W~~	1,794	9,632
Financial guarantee liabilities		13,748	13,532

	~~W~~	15,542	23,164

Non-current
Derivative liabilities	~~W~~	56,954	74,834
Financial guarantee liabilities		49,221	54,342

	~~W~~	106,175	129,176

17. Provisions

(a)	Provisions as of September 30, 2018 and December 31, 2017 are as follows:

	September 30, 2018			December 31, 2017
(in millions of Won)	Current		Non-current	Current	Non-current
Provision for bonus payments(*1)	~~W~~	4,006	—	5,893	—
Provision for restoration(*2)		8,057	23,580	12,273	17,198
Provision for litigation(*3)		—	2,052	—	2,052
Emission liabilities(*4)		118,452	—	—	—

	~~W~~	130,515	25,632	18,166	19,250

(*1)	Represents the provision for bonuses limited to 100% of annual salaries for executives.
(*2)

Due to contamination of land near the Company’s magnesium smelting plant located in Gangneung province and others, the Company recognized present values of estimated costs for recovery as provisions for restoration as of September 30, 2018. In order to determine the estimated costs, the Company has assumed that it would use all of technologies and materials available for now to recover the land. In addition, the Company has applied discount rates of 2.56~2.68% to measure present value of these costs.

(*3)	The Company has recognized provisions for certain litigations as of September 30, 2018.
(*4)	The Company has recognized emission liabilities which is expected quantity to be submitted to government in excess of Greenhouse gases emission allowance as of September 30, 2018.

29

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

(b)	Changes in provisions for the nine-month period ended September 30, 2018 and the year ended December 31, 2017 were as follows:

1)	For the nine-month period ended September 30, 2018

(in millions of Won)	Beginning		Increase	Utilization	Ending
Provision for bonus payments	~~W~~	5,893	13,084	(14,971)	4,006
Provision for restoration		29,471	9,564	(7,398)	31,637
Provision for litigation		2,052	—	—	2,052
Emission liabilities		—	118,452	—	118,452

	~~W~~	37,416	141,100	(22,369)	156,147

2)	For the year ended December 31, 2017

(in millions of Won)	Beginning		Increase	Reversal	Utilization	Ending
Provision for bonus payments	~~W~~	3,985	22,300	—	(20,392)	5,893
Provision for restoration		37,178	822	—	(8,529)	29,471
Provision for litigation		2,497	—	(419)	(26)	2,052

	~~W~~	43,660	23,122	(419)	(28,947)	37,416

18. Employee Benefits

(a)	Defined contribution plans

The expense related to post-employment benefit plans under defined contribution plans for the three-month and nine-month periods ended September 30, 2018 and 2017 were as follows:

	For the three-month ended September 30			For the nine-month ended September 30
(in millions of Won)	2018		2017	2018	2017
Expense related to post-employment benefit plans under defined contribution plans	~~W~~	8,230	6,355	23,197	19,035

(b)	Defined benefit plans

1)	The amounts recognized in relation to net defined benefit liabilities in the statements of financial position as of September 30, 2018 and December 31, 2017 are as follows:

(in millions of Won)	September 30, 2018		December 31, 2017
Present value of funded obligations	~~W~~	1,109,349	1,108,876
Fair value of plan assets		(1,082,121)	(1,108,833)

Net defined benefit liabilities	~~W~~	27,228	43

30

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

2)	Changes in present value of defined benefit obligations for the nine-month period ended September 30, 2018 and the year ended December 31, 2017 were as follows:

(in millions of Won)	September 30, 2018		December 31, 2017
Defined benefit obligation at the beginning of period	~~W~~	1,108,876	1,065,255
Current service costs		83,401	115,113
Interest costs		25,318	19,468
Remeasurement		—	25,425
Amount transferred from associate		241	—
Benefits paid		(108,487)	(116,385)

Defined benefit obligation at the end of period	~~W~~	1,109,349	1,108,876

3)	Changes in the fair value of plan assets for the nine-month period ended September 30, 2018 and the year ended December 31, 2017 were as follows:

(in millions of Won)	September 30, 2018		December 31, 2017
Fair value of plan assets at the beginning of period	~~W~~	1,108,833	1,146,876
Interest on plan assets		25,317	31,697
Remeasurement of plan assets		(10,977)	(11,643)
Contributions to plan assets		50,000	49,963
Benefits paid		(91,052)	(108,060)

Fair value of plan assets at the end of period	~~W~~	1,082,121	1,108,833

4)	The amounts recognized in the statements of comprehensive income for the three-month and nine-month periods ended September 30, 2018 and 2017 were as follows:

(in millions of Won)	For the three-month ended September 30			For the nine-month ended September 30
	2018		2017	2018	2017
Current service costs	~~W~~	26,286	32,047	83,401	88,204
Net interest costs		—	(3,058)	1	(9,172)

	~~W~~	26,286	28,989	83,402	79,032

31

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

19. Other Liabilities

Other liabilities as of September 30, 2018 and December 31, 2017 are as follows:

(in millions of Won)	September 30, 2018		December 31, 2017
Current
Advances received	~~W~~	19,926	27,358
Withholdings		32,034	25,556
Unearned revenue		26,044	1,487

	~~W~~	78,004	54,401

Non-current
Unearned revenue	~~W~~	13,153	14,292

20. Financial Instruments

(a)	Classification and fair value of financial instruments

1)	The carrying amount and the fair values of financial assets and financial liabilities by fair value hierarchy as of September 30, 2018 and December 31, 2017 are as follows:

①	September 30, 2018

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss(*1)
Short-term financial instruments	~~W~~	6,246,750	—	6,246,750	—	6,246,750
Debt securities		8,050	—	—	—	—
Other securities		58,284	—	—	47,459	47,459
Other receivables		2,000	—	—	—	—
Fair value through other comprehensive income(*1)
Equity securities		1,256,629	1,015,168	—	195,134	1,210,302
Debt securities		2,471	—	—	—	—
Financial assets measured at amortized cost(*2)
Cash and cash Equivalents		979,302	—	—	—	—
Trade accounts and notes receivable		4,487,238	—	—	—	—
Debt securities		80,000	—	—	—	—
Other receivables		211,870	—	—	—	—
Deposit instruments		1,194,364	—	—	—	—

	~~W~~	14,526,958	1,015,168	6,246,750	242,593	7,504,511

Financial liabilities
Fair value through profit or loss
Derivative liabilities	~~W~~	58,748	—	58,748	—	58,748
Financial liabilities measured at amortized cost(*2)
Trade accounts and notes payable		987,541	—	—	—	—
Borrowings		5,055,326	—	5,195,489	—	5,195,489
Financial guarantee liabilities		62,969	—	—	—	—
Others		928,650	—	—	—	—

	~~W~~	7,093,234	—	5,254,237	—	5,254,237

(*1)	The Company has not performed fair value measurement for certain financial assets measured at fair value due to materiality considerations.
(*2)	The Company has not performed fair value measurement for financial assets and liabilities measured at amortized cost except borrowings since their fair value approximate carrying amounts.

32

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

②	December 31, 2017

			Fair value
(in millions of Won)	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Available-for-sale financial assets(*1)	~~W~~	1,395,589	1,096,288	—	195,102	1,291,390
Loans and receivables(*2)
Cash and cash Equivalents		332,405	—	—	—	—
Trade accounts and notes receivable		3,874,929	—	—	—	—
Loans and other receivables		5,984,127	—	—	—	—

	~~W~~	11,587,050	1,096,288	—	195,102	1,291,390

Financial liabilities
Financial liabilities at fair value through profit or loss Derivative liabilities	~~W~~	84,466	—	84,466	—	84,466
Financial liabilities measured at amortized cost(*2)
Trade accounts and notes payable		1,025,027	—	—	—	—
Borrowings		3,901,224	—	4,041,204	—	4,041,204
Financial guarantee liabilities		67,874	—	—	—	—
Others		932,405	—	—	—	—

	~~W~~	6,010,996	—	4,125,670	—	4,125,670

(*1)	The Company has not performed fair value measurement for certain financial assets measured at fair value due to materiality considerations.
(*2)	The Company has not performed fair value measurement for financial assets and liabilities measured at amortized cost except borrowings since their fair value approximate carrying amounts.

33

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

2)	Financial liabilities were recognized in connection with financial guarantee contracts as of September 30, 2018. The details of the amount of guarantees provided are as follows:

(in millions of Won)		Guarantee limit			Guarantee amount
Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
Zhangjiagang Pohang	BTMU	CNY	260,500,000	42,144	208,400,000	33,715
Stainless Steel Co., Ltd.	Credit Agicole	CNY	305,000,000	49,343	244,000,000	39,474
	SMBC	CNY	195,000,000	31,547	156,000,000	25,238
POSCO Maharashtra	Export-Import Bank of Korea	USD	180,000,000	200,286	90,000,000	100,143
Steel Private Limited	HSBC	USD	80,000,000	89,016	40,000,000	44,508
	DBS	USD	100,000,000	111,270	50,000,000	55,635
	SCB	USD	66,853,000	74,387	50,318,500	55,989
	ING	USD	50,000,000	55,635	50,000,000	55,635
	Citi	USD	30,000,000	33,381	15,000,000	16,691
POSCO ASSAN TST	SMBC	USD	62,527,500	69,574	56,274,750	62,617
STEEL INDUSTRY	ING	USD	60,000,000	66,762	54,000,000	60,086
	BNP	USD	24,000,000	26,705	21,600,000	24,034
POSCO Asia Co., Ltd.	BOC	USD	50,000,000	55,635	50,000,000	55,635
POSCO MEXICO S.A. DE C.V	BOA	USD	30,000,000	33,381	30,000,000	33,381
	BTMU	USD	30,000,000	33,381	30,000,000	33,381
	CITI BANAMEX	USD	40,000,000	44,508	40,000,000	44,508
	ING	USD	20,000,000	22,254	20,000,000	22,254
	SMBC	USD	40,000,000	44,508	40,000,000	44,508
POSCO SS VINA Co., Ltd.	Export-Import Bank of Korea	USD	249,951,050	278,121	207,849,131	231,274
	BOA	USD	40,000,000	44,508	33,232,000	36,977
	BTMU	USD	40,000,000	44,508	33,232,000	36,977
	DBS	USD	24,400,000	27,150	20,271,520	22,556
POSCO-VIETNAM Co., Ltd.	BTMU	USD	26,000,000	28,930	26,000,000	28,930
	SMBC	USD	50,000,000	55,635	50,000,000	55,635
	Credit Agricole	USD	40,000,000	44,508	40,000,000	44,508
	Citi	USD	20,000,000	22,254	20,000,000	22,254
	MIZUHO	USD	20,000,000	22,254	20,000,000	22,254
PT. KRAKATAU POSCO	Export-Import Bank of Korea	USD	567,000,000	630,901	495,361,087	551,188
	SMBC	USD	140,000,000	155,778	122,498,478	136,304
	BTMU	USD	119,000,000	132,411	102,443,478	113,989
	SCB	USD	107,800,000	119,949	94,778,478	105,460
	MIZUHO	USD	105,000,000	116,834	90,391,305	100,578
	Credit Suisse AG	USD	91,000,000	101,256	78,339,130	87,168
	HSBC	USD	91,000,000	101,256	78,339,130	87,168
	ANZ	USD	73,500,000	81,783	65,250,652	72,604
	BOA	USD	35,000,000	38,945	30,130,435	33,526
	The Tokyo Star Bank, Ltd	USD	21,000,000	23,367	18,078,261	20,116
POSCO COATED STEEL (THAILAND) CO., LTD.	The Great & Co.	THB	5,501,000,000	188,684	5,501,000,000	188,684
LLP POSUK Titanium	SMBC	USD	15,000,000	16,691	15,000,000	16,691
CSP—Compania	Export-Import Bank of Korea	USD	182,000,000	202,511	177,801,868	197,840
Siderurgica do Pecem	Santander	USD	47,600,000	52,965	46,250,108	51,462
	BNP	USD	47,600,000	52,965	46,250,108	51,462
	MIZUHO	USD	47,600,000	52,965	46,250,108	51,462
	Credit Agricole	USD	20,000,000	22,254	19,432,820	21,623
	SOCIETE GENERALE	USD	20,000,000	22,254	19,432,820	21,623
	KfW	USD	20,000,000	22,254	19,432,820	21,623
	BBVA Seoul	USD	17,600,000	19,584	17,100,878	19,028
	ING	USD	17,600,000	19,584	17,100,878	19,028
	BNDES	BRL	464,060,000	128,670	464,060,000	128,670
Nickel Mining Company SAS	SMBC	EUR	46,000,000	59,550	46,000,000	59,550

		USD	3,159,031,550	3,515,058	2,687,440,743	2,990,313
		CNY	760,500,000	123,034	608,400,000	98,427
		EUR	46,000,000	59,550	46,000,000	59,550
		THB	5,501,000,000	188,684	5,501,000,000	188,684
		BRL	464,060,000	128,670	464,060,000	128,670

34

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

3)	Finance income and costs by category of financial instrument for the nine-month periods ended September 30, 2018 and 2017 were as follows:

①	For the nine-month period ended September 30, 2018

	Finance income and costs								Other comprehensive income (loss)
(in millions of Won)	Interest income (expense)		Dividend income(*1)	Gain and loss on foreign currency	Gain and loss on disposal	Gain and loss on valuation	Others	Total
Financial assets at fair value through profit or loss	~~W~~	99,398	—	—	1,119	(1,160)	—	99,357	—
Financial assets at fair value through other comprehensive income		—	70,357	—	—	—	—	70,357	(20,130)
Financial assets measured at amortized cost		16,679	—	(21,812)	—	—	—	(5,133)	—
Financial liabilities at fair value through profit or loss		—	—	—	350	25,717	—	26,067	—
Financial liabilities measured at amortized cost		(104,052)	—	(99,361)	—	—	5,643	(197,770)	—

	~~W~~	12,025	70,357	(121,173)	1,469	24,557	5,643	(7,122)	(20,130)

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ~~W~~102,334 million for the nine-month period ended September 30, 2018.

②	For the nine-month period ended September 30, 2017

	Finance income and costs								Other comprehensive income (loss)
(in millions of Won)	Interest income (expense)		Dividend income(*1)	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total
Financial assets at fair value through profit or loss	~~W~~	—	—	—	—	—	(66,088)	(66,088)	—
Available-for-sale financial assets		42	27,976	—	380,205	(94,350)	—	313,873	(13,086)
Loans and receivables		63,186	—	(42,807)	—	—	(1,120)	19,259	—
Financial liabilities at fair value through profit or loss		—	—	—	—	—	(5,210)	(5,210)	—
Financial liabilities at amortized cost		(90,871)	—	138,852	—	—	7,202	55,183	—

	~~W~~	(27,643)	27,976	96,045	380,205	(94,350)	(65,216)	317,017	(13,086)

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ~~W~~122,684 million for the nine-month period ended September 30, 2017.

4)	Finance income and costs by category of financial instrument for the three-month periods ended September 30, 2018 and 2017 were as follows:

①	For the three-month period ended September 30, 2018

	Finance income and costs								Other comprehensive income (loss)
(in millions of Won)	Interest income (expense)		Dividend income(*1)	Gain and loss on foreign currency	Gain and loss on disposal	Gain and loss on valuation	Others	Total
Financial assets at fair value through profit or loss	~~W~~	34,760	—	—	130	(12,204)	—	22,686	—
Financial assets at fair value through other comprehensive income		—	2,466	—	—	—	—	2,466	36,148
Financial assets measured at amortized cost		7,643	—	(59,327)	—	—	—	(51,684)	—
Financial liabilities at fair value through profit or loss		—	—	—	350	(15,220)	—	(14,870)	—
Financial liabilities measured at amortized cost		(40,431)	—	31,056	—	—	1,401	(7,974)	—

	~~W~~	1,972	2,466	(28,271)	480	(27,424)	1,401	(49,376)	36,148

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ~~W~~11,105 million for the three-month period ended September 30, 2018.

35

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

②	For the three-month period ended September 30, 2017

	Finance income and costs								Other
(in millions of Won)	Interest income (expense)		Dividend income(*1)	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total	comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	—	—	—	—	—	817	817	—
Available-for-sale financial assets		14	26	—	284,122	(41,551)	—	242,611	(238,271)
Loans and receivables		25,229	—	20,845	—	—	(724)	45,350	—
Financial liabilities at fair value through profit or loss		—	—	—	—	—	4,237	4,237	—
Financial liabilities at amortized cost		(36,379)	—	(20,513)	—	—	2,402	(54,490)	—

	~~W~~	(11,136)	26	332	284,122	(41,551)	6,732	238,525	(238,271)

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ~~W~~12,677 million for the three-month period ended September 30, 2017.

(b)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk arising from financial assets and liabilities. The Company’s financial risk management objectives and policies are consistent with those disclosed in the separate financial statements as of and for the year ended December 31, 2017.

21. Share Capital and Capital Surplus

(a)	Share capital as of September 30, 2018 and December 31, 2017 are as follows:

(Share, in Won)	September 30, 2018		December 31, 2017
Authorized shares		200,000,000	200,000,000
Par value	~~W~~	5,000	5,000
Issued shares(*1)		87,186,835	87,186,835
Shared capital(*2)	~~W~~	482,403,125,000	482,403,125,000

(*1)	As of September 30, 2018, total shares of ADRs of 36,457,460, outstanding in overseas stock market, are equivalent to 9,114,365 shares of common stock.
(*2)	As of September 30, 2018, the difference between the ending balance of common stock and the par value of issued common stock is ~~W~~46,469 million due to retirement of 9,293,790 treasury stocks.

(b)	Capital surplus as of September 30, 2018 and December 31, 2017 are as follows :

(in millions of Won)	September 30, 2018		December 31, 2017
Share premium	~~W~~	463,825	463,825
Gain on disposal of treasury shares		784,047	783,914
Loss from merger		(91,310)	(91,310)
Loss on disposal of hybrid bonds		(1,787)	—

	~~W~~	1,154,775	1,156,429

36

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

22. Hybrid Bonds

Hybrid bonds classified as equity as of September 30, 2018 and December 31, 2017 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate (%)	September 30, 2018		December 31, 2017
Hybrid bond 1-1(*1)	—	—	—	~~W~~	—	800,000
Hybrid bond 1-2(*2)	2013-06-13	2043-06-13	4.60		200,000	200,000
Issuance cost					(616)	(3,081)

				~~W~~	199,384	996,919

(*1)	During the nine-month period ended September 30, 2018, the Company exercised call option of the hybrid bond.
(*2)	Details of issuance of a hybrid bond as of September 30, 2018 are as follows:

Hybrid bond 1-2
Maturity date	30 years (The Company has a right to extend the maturity date)
Interest rate	Issue date ~ 2023-06-12 : 4.60%
Reset every 10 years as follows;
• After 10 years : return on government bond (10 years) + 1.40%
• After 10 years : additionally + 0.25% according to Step-up clauses
• After 30 years : additionally + 0.75%
Interest payments condition Others	Quarterly (Optional deferral of interest payment is available to the Company)
The Company can call the hybrid bond at year 10 and interest payment date afterwards

The hybrid bond holders’ preference in the event of liquidation is higher than the common stock holders, but lower than other creditors. The interest accumulated but not paid on the hybrid bonds as of September 30, 2018 amounts to ~~W~~454 million.

23. Reserves

Reserves as of September 30, 2018 and December 31, 2017 are as follows:

(in millions of Won)	September 30, 2018		December 31, 2017
Changes in fair value of equity investments at fair value through other comprehensive income	~~W~~	(95,662)	—
Changes in unrealized fair value of available-for-sale investments		—	233,390

	~~W~~	(95,662)	233,390

24. Treasury Shares

As of September 30, 2018, the Company holds 7,185,703 shares of treasury stock for price stabilization and others in accordance with the Board of Director’s resolution.

37

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

25. Revenue

(a)	Details of revenue disaggregated by types of revenue and timing of revenue recognition for the three-month and nine-month periods ended September 30, 2018 and 2017 were as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(in millions of Won)	2018		2017	2018	2017
Types of revenue
Sales of steel product	~~W~~	7,647,210	7,204,499	22,650,954	21,299,616
Transportation services		182,690	—	527,975	—
Others		75,608	50,542	192,314	157,221

	~~W~~	7,905,508	7,255,041	23,371,243	21,456,837

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	7,706,115	7,241,975	22,797,897	21,416,275
Revenue recognized over time		199,393	13,066	573,346	40,562

	~~W~~	7,905,508	7,255,041	23,371,243	21,456,837

(b)

Details of contract assets and liabilities from contracts with customers as of September 30, 2018 and January 1, 2018, the initial application date of K-IFRS No. 1115 “Revenue from Contracts with Customers” and K-IFRS No. 1109 “Financial Instruments”, are as follows:

(in millions of Won)	September 30, 2018		The date of initial application (January 1, 2018)
Receivables
Account receivables	~~W~~	4,487,238	3,874,859
Contract assets
Account receivables		6,716	5,559
Contract liabilities
Advance received		19,926	27,358
Unearned income		38,898	30,735

38

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

26. Selling and Administrative Expenses

(a)	Other administrative expenses

Other administrative expenses for the three-month and nine-month periods ended September 30, 2018 and 2017 were as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(in millions of Won)	2018		2017	2018	2017
Wages and salaries	~~W~~	52,532	51,031	177,547	166,846
Expenses related to post-employment benefits		5,295	10,904	21,146	27,188
Other employee benefits		13,067	10,489	45,447	31,999
Travel		2,954	3,171	8,919	9,130
Depreciation		5,027	3,930	12,523	12,840
Amortization		7,438	15,038	21,778	43,704
Rental		13,233	11,439	39,409	33,720
Repairs		2,296	1,511	9,982	4,944
Advertising		17,086	22,616	67,377	74,032
Research & development		24,306	27,511	58,586	65,523
Service fees		45,406	42,906	129,928	119,431
Supplies expense		216	1,181	1,319	3,376
Vehicles maintenance		1,395	1,533	3,664	4,425
Industry association fee		772	1,163	3,926	4,113
Training		6,076	5,150	16,219	14,413
Conference		1,367	1,234	3,995	3,374
Others		6,885	5,212	27,070	22,000

	~~W~~	205,351	216,019	648,835	641,058

(b)	Selling expenses

Selling expenses for the three-month and nine-month periods ended September 30, 2018 and 2017 were as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(in millions of Won)	2018		2017	2018	2017
Freight and custody expenses	~~W~~	225,844	207,235	645,132	589,516
Operating expenses for distribution center		2,474	2,471	7,321	7,284
Sales commissions		20,065	22,148	51,555	46,139
Sales advertising		858	895	1,687	1,986
Sales promotion		1,450	1,340	3,875	3,821
Sample		191	234	950	760
Sales insurance premium		1,083	1,422	3,018	4,381

	~~W~~	251,965	235,745	713,538	653,887

39

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

27. Finance Income and Costs

Details of finance income and costs for the three-month and nine-month periods ended September 30, 2018 and 2017 were as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(in millions of Won)	2018		2017	2018	2017
Finance income
Interest income(*1)	~~W~~	42,403	25,243	116,077	63,228
Dividend income		13,571	12,703	172,691	150,660
Gain on foreign currency transactions		48,385	50,499	133,788	153,638
Gain on foreign currency translations		(24,730)	(11,557)	19,356	119,678
Gain on valuation of derivatives		(20,322)	—	32,726	—
Gain on disposals of available-for-sale investment		—	284,122	—	381,026
Gain on disposals of Financial assets measured at fair value through profit or loss		130	—	1,119	—
Others		2,465	2,402	7,577	7,231

	~~W~~	61,902	363,412	483,334	875,461

Finance costs
Interest expenses	~~W~~	40,431	36,379	104,052	90,871
Loss on foreign currency transactions		55,069	39,976	146,448	158,648
Loss on foreign currency translations		(3,143)	(1,366)	127,869	18,623
Loss on valuation of derivatives		7,009	(5,054)	7,009	71,298
Impairment loss on available-for-sale investment		—	41,551	—	94,350
Loss on valuation of Financial assets measured at fair value through profit or loss		93	—	1,160	—
Others		714	724	1,584	1,970

	~~W~~	100,173	112,210	388,122	435,760

(*1)	Interest income calculated using the effective interest method for the nine-month periods ended September 30, 2018 and 2017 were ~~W~~16,679 million and ~~W~~14,179 million, respectively.

40

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

28. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three-month and nine-month periods ended September 30, 2018 and 2017 were as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(in millions of Won)	2018		2017	2018	2017
Other non-operating income
Gain on disposals of property, plant and equipment	~~W~~	13,107	6,029	33,509	21,957
Gain on disposals of intangible assets		—	1,223	99,358	23,199
Reversal of impairment losses on investments in subsidiaries, associates and joint ventures		—	—	—	225,860
Others(*1)		21,870	3,458	83,323	15,013

	~~W~~	34,977	10,710	216,190	286,029

Other non-operating expenses
Loss on disposals of property, plant and equipment	~~W~~	19,389	36,431	79,917	106,806
Impairment losses on property, plant and equipment		—	—	16,264	5,562
Impairment losses on intangible assets		—	—	—	11,822
Impairment losses on of investment in subsidiaries, associates and joint ventures		—	827	34,207	13,643
Impairment loss on assets held for sale		(3,248)	9,363	2,374	9,363
Donations		—	7,348	21,750	22,748
Others(*2)		(105,887)	10,781	69,512	17,596

	~~W~~	(89,746)	64,750	224,024	187,540

(*1)

During the nine-month period ended September 30, 2018, the Company recognized ~~W~~55,306 million of tax refund without corporate tax due to the consequences of appeal to tax tribunal against tax investigation as non-operating income.

(*2)	During the nine-month period ended September 30, 2018, the Company recognized ~~W~~52,997 million of additional taxes imposed on value added tax related to imported LNG as non-operating expense.

41

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

29. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses and other non-operating expenses in the statements of comprehensive income for the three-month and nine-month periods ended September 30, 2018 and 2017 were as follows (excluding finance costs and income tax expenses):

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(in millions of Won)	2018		2017	2018	2017
Changes in inventories(*1)	~~W~~	(43,149)	53,770	139,839	(105,261)
Raw materials and consumables used		4,470,784	4,253,918	12,972,651	12,617,373
Employee benefits expenses		434,498	394,430	1,336,688	1,204,323
Outsourced processing cost		579,169	543,278	1,752,291	1,567,744
Depreciation(*2)		529,065	526,571	1,578,971	1,565,533
Amortization		16,913	23,479	49,770	67,515
Electricity and w ater expenses		145,457	161,920	481,105	479,280
Service fees		69,029	60,461	193,217	173,458
Rental		18,518	16,256	55,944	49,546
Advertising		17,086	22,616	67,377	74,032
Freight and custody expenses		225,844	207,235	645,132	589,516
Sales commissions		20,065	22,148	51,555	46,139
Loss on disposals of property, plant and equipment		19,389	36,431	79,917	106,806
Impairment loss on property, plant and equipment		—	—	16,264	5,562
Impairment loss on investments in subsidiaries, associates and joint ventures		—	827	34,207	13,643
Others		218,222	274,700	1,210,772	1,087,015

	~~W~~	6,720,890	6,598,040	20,665,700	19,542,224

(*1)	Changes in inventories are the changes in product, semi-finished products and by-products.
(*2)	Includes depreciation of investment property.

30. Income Taxes

The effective tax rates of the Company for the nine-month periods ended September 30, 2018 and 2017 were 25.9% and 21.3%, respectively.

42

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

31. Earnings per Share

Basic and diluted earnings per share for the three-month and nine-month periods ended September 30, 2018 and 2017 were as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(in Won except per share information)	2018		2017	2018	2017
Profit for the period	~~W~~	891,098,863,628	729,921,746,510	2,240,126,330,038	2,078,722,527,607
Interests of hybrid bonds		(1,681,205,479)	(8,330,108,492)	(16,039,780,819)	(24,628,146,846)
Weighted-average number of common shares outstanding(*1)		80,000,982	79,998,798	80,000,428	79,998,325
Basic and diluted earnings per share		11,118	9,020	27,801	25,677

(*1)	The weighted-average number of common shares used to calculate basic earnings per share are as follows:

	For the three-month periods ended September 30		For the nine-month periods ended September 30
(in share)	2018	2017	2018	2017
Total number of common shares issued	87,186,835	87,186,835	87,186,835	87,186,835
Weighted-average number of treasury shares	(7,185,853)	(7,188,037)	(7,186,407)	(7,188,510)

Weighted-average number of common shares outstanding	80,000,982	79,998,798	80,000,428	79,998,325

Since there were no potential shares of common stock which had dilutive effects as of September 30, 2018 and 2017, diluted earnings per share is equal to basic earnings per share.

43

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

32. Related Party Transactions

(a)	Significant transactions with related companies for the nine-month periods ended September 30, 2018 and 2017 were as follows:

1)	For the nine-month period ended September 30, 2018

	Sales and others(*1)			Purchase and others(*2)
(in millions of Won)	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries(*3)
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	6,369	76	—	196,752	12	29,718
POSCO COATED & COLOR STEEL Co., Ltd.		356,527	2,724	—	—	6,869	1,276
POSCO ICT(*4)		1,972	7,475	—	204,736	24,754	139,216
eNtoB Corporation		9	60	264,079	18,832	217	20,548
POSCO CHEMTECH		302,031	28,457	395,063	17,218	234,193	1,271
POSCO ENERGY CO., LTD.		146,878	1,060	—	—	—	—
POSCO DAEWOO Corporation		4,510,731	41,542	532,993	—	43,401	1,200
POSCO Thainox Public Company Limited		215,188	5,249	8,508	—	—	—
POSCO America Corporation		231,452	—	—	—	—	1,715
POSCO Canada Ltd.		190	1,234	197,650	—	—	—
POSCO Asia Co., Ltd.		1,412,737	189	430,584	556	1,876	2,866
Qingdao Pohang Stainless Steel Co., Ltd.		134,544	7	—	—	—	34
POSCO JAPAN Co., Ltd.		1,056,147	6	18,655	2,528	—	2,574
POSCO0VIETNAM Co., Ltd.		220,718	71	—	—	—	8
POSCO MEXICO S.A. DE C.V.		220,900	59	—	—	—	35
POSCO Maharashtra Steel Private Limited		423,802	490	—	—	—	115
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		165,483	—	1,111	—	—	5
Others(*5)		896,515	36,460	285,775	15,708	193,469	95,559

		10,302,193	125,159	2,134,418	456,330	504,791	296,140

Associates and joint ventures(*3)
POSCO PLANTEC Co., Ltd.		9,275	144	2,340	119,442	17,299	5,397
SNNC		3,784	799	384,903	—	—	5
POSCO-SAMSUNG0Slovakia Processing Center		56,357	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	602,687	—	—	—
Others		8,557	53,013	54,996	—	—	5

		77,973	53,956	1,044,926	119,442	17,299	5,407

	~~W~~	10,380,166	179,115	3,179,344	575,772	522,090	301,547

(*1)	Sales and others are mainly consist of sales of steel products to subsidiaries, associates and joint ventures.
(*2)	Purchases and others are mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.
(*3)	As of September 30, 2018, the Company provided guarantees to related companies (Note 20).
(*4)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.
(*5)

During the nine-month period ended September 30, 2018, the Company made loans of ~~W~~2,950 million to Suncheon Eco Trans Co., Ltd., a subsidiary of the Company. As of September 30, 2018, corresponding amounts of those loans were recorded as allowance for doubtful accounts.

44

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

2)	For the nine-month period ended September 30, 2017

	Sales and others			Purchase and others
(in millions of Won)	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	2,551	55	—	117,040	2	9,835
POSCO Processing&Service		298,781	1	113,628	4,595	8,309	404
POSCO COATED & COLOR STEEL Co., Ltd.		305,823	3,533	—	—	7,166	47
POSCO ICT		1,122	5,087	—	225,629	21,203	129,147
eNtoB Corporation		1	30	233,816	4,265	32	19,292
POSCO CHEMTECH		266,494	27,736	362,422	15,721	214,862	6,646
POSCO ENERGY CO., LTD.		133,124	1,068	—	—	—	—
POSCO DAEWOO Corporation		3,868,409	35,155	375,159	221	29,974	1,355
POSCO Thainox Public Company Limited		160,079	9,780	8,068	—	—	—
POSCO America Corporation		296,609	—	90	—	—	1,283
POSCO Canada Ltd.		218	666	206,071	—	—	—
POSCO Asia Co., Ltd.		1,517,004	887	311,610	194	1,257	3,053
Qingdao Pohang Stainless Steel Co., Ltd.		119,797	—	—	—	—	160
POSCO JAPAN Co., Ltd.		1,105,655	2	20,104	311	—	2,397
POSCO MEXICO S.A. DE C.V.		231,152	—	—	—	—	665
POSCO Maharashtra Steel Private Limited		349,800	—	—	—	—	51
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		147,370	—	—	—	—	—
Others		835,030	7,681	208,938	21,508	174,123	84,427

		9,639,019	91,681	1,839,906	389,484	456,928	258,762

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		1,097	71	4,366	255,140	14,905	17,591
SNNC		3,833	426	390,983	—	—	1
POSCO-SAMSUNG-Slovakia Processing Center		40,994	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	547,506	—	—	—
CSP—Compania Siderurgica do Pecem		—	—	159,501	—	—	—
Others		10,737	52,519	59,652	—	—	3

		56,661	53,016	1,162,008	255,140	14,905	17,595

	~~W~~	9,695,680	144,697	3,001,914	644,624	471,833	276,357

45

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

(b)	Significant transactions with related companies for the three-month periods ended September 30, 2018 and 2017 were as follows:

1)	For the three-month period ended September 30, 2018

	Sales and others			Purchase and others
(in millions of Won)	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	1,402	13	—	57,027	3	6,513
POSCO COATED & COLOR STEEL Co., Ltd.		129,328	—	—	—	2,651	612
POSCO ICT		653	—	—	67,368	8,581	44,048
eNtoB Corporation		4	—	88,165	10,485	159	8,256
POSCO CHEMTECH		101,449	5,376	135,439	1,240	78,643	670
POSCO ENERGY CO., LTD.		50,970	358	—	—	—	—
POSCO DAEWOO Corporation		1,618,711	2,683	189,376	—	14,023	525
POSCO Thainox Public Company Limited		74,564	—	3,056	—	—	—
POSCO America Corporation		96,316	—	—	—	—	768
POSCO Canada Ltd.		—	352	69,486	—	—	—
POSCO Asia Co., Ltd.		460,938	27	194,209	21	551	982
Qingdao Pohang Stainless Steel Co., Ltd.		47,367	—	—	—	—	29
POSCO JAPAN Co., Ltd.		362,715	—	6,938	819	—	1,081
POSCO-VIETNAM Co., Ltd.		56,802	50	—	—	—	—
POSCO MEXICO S.A. DE C.V.		74,511	22	—	—	—	35
POSCO Maharashtra Steel Private Limited		154,893	141	—	—	—	29
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		53,227	—	1,111	—	—	—
Others		317,661	15,920	140,149	4,694	64,998	32,635

		3,601,511	24,942	827,929	141,654	169,609	96,183

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		4,007	36	708	43,867	6,790	614
SNNC		1,317	197	141,893	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		27,844	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	193,872	—	—	—
Others		3,450	7,885	19,173	—	—	—

		36,618	8,118	355,646	43,867	6,790	614

	~~W~~	3,638,129	33,060	1,183,575	185,521	176,399	96,797

2)	For the three-month period ended September 30, 2017

	Sales and others			Purchase and others
(in millions of Won)	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	773	11	—	36,265	2	5,307
POSCO COATED & COLOR STEEL Co., Ltd.		100,020	—	—	—	2,001	25
POSCO ICT		331	10	—	79,713	7,309	42,734
eNtoB Corporation		—	—	78,695	2,763	15	6,154
POSCO CHEMTECH		93,332	6,672	130,813	—	73,666	387
POSCO ENERGY CO., LTD.		49,814	370	—	—	—	—
POSCO DAEWOO Corporation		1,410,115	—	163,305	—	13,219	106
POSCO Thainox Public Company Limited		51,024	—	1,938	—	—	—
POSCO America Corporation		93,596	—	—	—	—	1,208
POSCO Canada Ltd.		—	317	63,505	—	—	—
POSCO Asia Co., Ltd.		516,351	277	79,460	—	493	1,478
Qingdao Pohang Stainless Steel Co., Ltd.		38,112	—	—	—	—	132
POSCO JAPAN Co., Ltd.		351,593	2	6,623	311	—	1,658
POSCO MEXICO S.A. DE C.V.		54,215	—	—	—	—	665
POSCO Maharashtra Steel Private Limited		129,911	—	—	—	—	19
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		46,754	—	—	—	—	—
Others		271,107	642	71,362	4,778	58,933	34,823

		3,207,048	8,301	595,701	123,830	155,638	94,696

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		644	25	624	52,235	4,572	1,626
SNNC		1,176	142	146,867	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		17,535	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	184,772	—	—	—
CSP—Compania Siderurgica do Pecem		—	—	9,404	—	—	—
Others		3,866	12,673	15,026	—	—	2

		23,221	12,840	356,693	52,235	4,572	1,628

	~~W~~	3,230,269	21,141	952,394	176,065	160,210	96,324

46

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

(c)	The related account balances of significant transactions with related companies as of September 30, 2018 and December 31, 2017 are as follows:

1)	September 30, 2018

	Receivables				Payables
(in millions of Won)	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	—	3,883	3,883	—	23,602	716	24,318
POSCO COATED & COLOR STEEL Co., Ltd.		63,346	237	63,583	286	8	1,486	1,780
POSCO ICT		—	170	170	1,162	34,689	17,589	53,440
eNtoB Corporation		—	—	—	7,457	35,602	11	43,070
POSCO CHEMTECH		68,773	3,545	72,318	16,335	52,742	17,747	86,824
POSCO ENERGY CO., LTD.		35,558	1,297	36,855	—	—	1,425	1,425
POSCO DAEWOO Corporation		588,318	793	589,111	2,504	2,285	3,922	8,711
POSCO Thainox Public Company Limited		74,671	2	74,673	645	—	—	645
POSCO America Corporation		24,289	—	24,289	—	—	—	—
POSCO Asia Co., Ltd.		486,058	602	486,660	15,485	—	184	15,669
Qingdao Pohang Stainless Steel Co., Ltd.		32,635	—	32,635	—	—	—	—
POSCO MEXICO S.A. DE C.V.		96,181	569	96,750	—	—	—	—
POSCO Maharashtra Steel Private Limited		406,981	3,966	410,947	—	—	—	—
Others		465,606	53,420	519,026	47,817	24,346	82,761	154,924

		2,342,416	68,484	2,410,900	91,691	173,274	125,841	390,806

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		1,297	1	1,298	2,375	16,145	—	18,520
SNNC		492	68	560	31,408	—	—	31,408
Roy Hill Holdings Pty Ltd		—	—	—	22,153	—	—	22,153
Others		7,717	18,847	26,564	480	75	—	555

		9,506	18,916	28,422	56,416	16,220	—	72,636

	~~W~~	2,351,922	87,400	2,439,322	148,107	189,494	125,841	463,442

2)	December 31, 2017

	Receivables				Payables
(in millions of Won)	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	2	2,908	2,910	—	21,965	674	22,639
POSCO COATED & COLOR STEEL Co., Ltd.		58,184	324	58,508	—	5	504	509
POSCO ICT		55	217	272	1,458	72,586	27,009	101,053
eNtoB Corporation		—	—	—	12,252	31,899	20	44,171
POSCO CHEMTECH		61,810	3,589	65,399	51,774	20,313	17,568	89,655
POSCO ENERGY CO., LTD.		33,239	1,673	34,912	—	—	1,425	1,425
POSCO DAEWOO Corporation		483,915	12,739	496,654	10,213	2,145	5,794	18,152
POSCO Thainox Public Company Limited		57,826	—	57,826	1,204	—	—	1,204
POSCO America Corporation		5,365	—	5,365	—	—	—	—
POSCO Asia Co., Ltd.		404,857	541	405,398	9,811	24	—	9,835
Qingdao Pohang Stainless Steel Co., Ltd.		31,693	—	31,693	—	—	—	—
POSCO MEXICO S.A. DE C.V.		55,695	530	56,225	—	—	—	—
POSCO Maharashtra Steel Private Limited		392,630	5,733	398,363	—	—	—	—
Others		384,385	49,403	433,788	15,038	59,575	31,118	105,731

		1,969,656	77,657	2,047,313	101,750	208,512	84,112	394,374

Associates and jointventures
POSCO PLANTEC Co., Ltd.		1,946	9	1,955	3,842	15,723	—	19,565
SNNC		648	61	709	49,506	3	—	49,509
Others		8,350	904	9,254	824	—	—	824

		10,944	974	11,918	54,172	15,726	—	69,898

	~~W~~	1,980,600	78,631	2,059,231	155,922	224,238	84,112	464,272

47

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

(d)	For the nine-month periods ended September 30, 2018 and 2017, details of compensation to key management officers were as follows:

(in millions of Won)	September 30, 2018		September 30, 2017
Short-term benefits	~~W~~	34,403	36,742
Long-term benefits		4,629	3,938
Retirement benefits		9,357	12,814

	~~W~~	48,389	53,494

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influence and responsibilities in the Company’s business and operations.

33. Commitments and Contingencies

(a)	Commitments

The Company entered into long-term contracts to purchase iron ore, coal, nickel and others. The contracts of iron ore and coal generally have terms of more than three years and the contracts of nickel have terms of more than one year. These contracts provide for periodic price adjustments based on the market price. As of September 30, 2018, 95 million tons of iron ore and 15 million tons of coal remained to be purchased under such long-term contracts.

The Company entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing on August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

As of September 30, 2018, the Company entered into a commitment with KOREA ENERGY AGENCY for long-term foreign currency borrowing, which is limited up to the amount of USD 6.49 million. The borrowing is related to the exploration of gas hydrates in Western Fergana-Chinabad. The repayment of the borrowings depends on the success of the project. The Company is not liable for the repayment of full or part of the amount borrowed if the respective projects fail. The Company has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of September 30, 2018, the ending balance of the borrowing amounts to USD 1.02 million.

The Company has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Norddeutsche Landesbank, for seamless funding to POSCO ENERGY CO., LTD. under construction of new power plant.

The Company provides a supplementary fund of up to ~~W~~9.8 billion to the Company’s subsidiary, Busan E&E Co., Ltd., at the request of creditors such as the Korea Development Bank.

The Company provides supplementary funding for the purpose of promoting the Suncheon Bay PRT business of Suncheon Eco Trans Co., Ltd, a subsidiary of the Company, at the request of creditors.

48

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2018

(Unaudited)

(b)	As of September 30, 2018, the Company has provided three blank checks to KOREA ENERGY AGENCY as collateral for long-term foreign currency borrowings.

(c)	Litigation in progress

The Company is involved in 21 lawsuits and claims for alleged damages aggregating to ~~W~~41.1 billion as defendant as of September 30, 2018, which arise from the ordinary course of business. The Company has recognized provisions amounting to ~~W~~2.1 billion for one of 21 lawsuits based on its reliable estimate of outflow of resources. However, the Company has not recognized any provisions for the other lawsuits and claims since the Company does not believe it has a present obligation as of September 30, 2018.

34. Cash Flows from Operating Activities

Changes in operating assets and liabilities for the nine-month periods ended September 30, 2018 and 2017 were as follows:

(in millions of Won)	September 30, 2018		September 30, 2017
Trade accounts and notes receivable, net	~~W~~	(647,385)	(838,879)
Other accounts receivable		3,150	50,307
Inventories		14,988	(125,757)
Prepaid expenses		(17,341)	(31,746)
Other current assets		2,956	11
Long-term guarantee deposits		65	(49)
Other non-current assets		767	—
Trade accounts and notes payable		(35,246)	(92,773)
Other accounts payable		(47,827)	(76,790)
Accrued expenses		2,492	(75,379)
Advances received		(482)	32,309
Withholdings		6,478	(3,074)
Unearned revenue		8,334	(588)
Other current liabilities		(9,330)	(7,125)
Payments of severance benefits		(108,487)	(89,151)
Plan assets		41,052	79,723
Other non-current liabilities		(2)	18

	~~W~~	(785,818)	(1,178,943)

35. Events after the Reporting Period

Pursuant to the resolution of the Board of Directors on November 3, 2018, the Company decided to pay cash dividends of ~~W~~2,000 per common share (total dividend: ~~W~~160 billion).

49